

KARTOON STUDIOS

STAN LEE UNIVERSE



HUNDRED ACRE WOOD'S
Winnie and Friends



KARTOON channel!	★	★	★	★	★	4.9
YouTube Kids	★	★	★	★	★	4.7
NETFLIX	★	★	★	★	★	4.6
Disney+	★	★	★	★	★	4.6
PBS KIDS	★	★	★	★	★	4.3
CARTOON NETWORK	★	★	★	★	★	3.9

USER RATINGS APPLE APP STORE (MARCH 2025)

2024 ANNUAL REPORT!

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission file number: 001-37950

KARTOON STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Nevada	**20-4118216**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

190 N. Canon Drive, 4th FL
Beverly Hills, CA 90210
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **310-273-4222**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.001 per share	**TOON**	**The NYSE American LLC**

Securities registered pursuant to Section 12(g) of the Act:

Series C Preferred Stock, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to $1.03 per share, which is the price at which shares of the registrant's common stock was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was $38,373,500.

As of March 31, 2025, the registrant had 47,784,964 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement in connection with the registrant's 2025 Annual Meeting of Stockholders ("The Proxy Statement"), to be filed with the Securities and Exchange Commission within 120 days after December 31, 2024, are incorporated by reference into Part III of this Annual Report.

Kartoon Studios, Inc.
FORM 10-K

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (including the section regarding Management's Discussion and Analysis of Financial Condition and Results of Operations) contains forward-looking statements regarding our business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations thereof are intended to identify forward-looking statements, but are not deemed to represent an all-inclusive means of identifying forward-looking statements as denoted in this Annual Report on Form 10-K. Additionally, statements concerning future matters are forward-looking statements. These statements include, among other things, statements regarding:

- Our ability to generate revenue or achieve profitability

- Our ability to obtain additional financing on acceptable terms, if at all

- Fluctuations in the results of our operations from period to period

- General economic and financial conditions; the adverse effects of public health epidemics on our business, results of operations and financial condition

- Our ability to anticipate changes in popular culture, media and movies, fashion and technology

- Competitive pressure from other distributors of content and within the retail market

- Our reliance on and relationships with third-party production and animation studios

- Our ability to market and advertise our products

- Our reliance on third parties to promote our products

- Our ability to keep pace with technological advances

- Performance of our information technology and storage systems

- A disruption or breach of our internal computer systems

- Our ability to retain key personnel

- Our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets and successfully integrate the business of acquired companies

- The impact of federal, state or local regulations on us or our vendors and licensees

- Our ability to protect and defend against litigation, including intellectual property claims

- The volatility of our stock price

- The marketability of our stock

- Our broad discretion to invest or spend the proceeds of our financings in ways with which our stockholders may not agree and may have limited ability to influence

- Other risks and uncertainties, including those listed in Item 1A, "*Risk Factors*"

Although forward-looking statements in this Annual Report on Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading "*Risk Factors*" in Item 1A. below, as well as those discussed elsewhere in this Annual Report on Form 10-K. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We file reports with the Securities and Exchange Commission ("SEC") and our electronic filings with the SEC (including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to these reports) are available free of charge on the SEC's website at *http://www.sec.gov*.

We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report on Form 10-K, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this Annual Report on Form 10-K, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Reverse Stock Split

On February 10, 2023, we effected a 1-for-10 reverse stock split of our outstanding shares of common stock. Unless noted, all references to shares of common stock and per share amounts contained in this Annual Report on Form 10-K have been retroactively adjusted to reflect a 1-for-10 reverse stock split.

Summary of Risk Factors

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained in this Annual Report on Form 10-K in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

Risks Relating to our Business

- We have incurred net losses since inception.

- If we are not able to obtain sufficient capital, we may not be able to continue our growth.

- Our revenues and results of operations may fluctuate from period to period.

- The value of our investments is subject to significant capital markets risk related to changes in interest rates and credit spreads as well as other investment risks, which may adversely affect our results of operations, financial condition or cash flows.

- Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.

- If we fail to develop, implement and maintain an effective system of internal control over financial reporting, the accuracy and timing of our financial reporting in future periods may be adversely affected.

- Inaccurately anticipating changes and trends in popular culture, media and movies, fashion, or technology can negatively affect our sales.

- We face competition from a variety of content creators that sell similar merchandise and have better resources than we do.

- The production of our animated content is accomplished through third-party production and animation studios around the world, and any failure of these third parties could negatively impact our business.

- We cannot assure you that our original programming content will appeal to our distributors and viewers or that any of our original programming content will not be cancelled or removed from our distributors' platforms.

- Failure to successfully market or advertise our products could have an adverse effect on our business, financial condition and results of operations.

- The failure of others to promote our products may adversely affect our business.

- We may not be able to keep pace with technological advances.

- Failure in our information technology and storage systems could significantly disrupt the operation of our business.

- Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption and cause our business and reputation to suffer.

- Loss of key personnel may adversely affect our business.

- Litigation may harm our business or otherwise distract management.

- Our vendors and licensees may be subject to various laws and government regulations, violation of which could subject these parties to sanctions which could lead to increased costs or the interruption of normal business operations that could negatively impact our financial condition and results of operations.

- Protecting and defending against intellectual property claims may have a material adverse effect on our business.

- Any additional future acquisitions or strategic investments may not be available on attractive terms and would subject us to additional risks.

- We are exposed to investment risk with the acquisition of an equity interest in Your Family Entertainment AG.

- We operate internationally, which exposes us to global economic, financial and political risks.

Risks Related to our Indebtedness

- We have incurred indebtedness related to our production tax credit loan facilities, and although these loans are not exceeding Canadian government tax credits, there could be factors that could adversely affect our operations and financial conditions.

Risks Related to Tax Rules and Regulations

- Changes in foreign, state and local tax incentives may increase the cost of original programming content to such an extent that they are no longer feasible.

- Changes in, or interpretations of, tax rules and regulations, and changes in geographic operating results, may adversely affect our effective tax rates.

Risks Relating to our Common Stock

- Our stock price may be subject to substantial volatility, and stockholders may lose all or a substantial part of their investment.

- Our failure to meet the continued listing requirements of NYSE American ("NYSE American") could result in a delisting of our common stock.

- If our common stock becomes subject to the penny stock rules, it may be more difficult to sell our common stock.

- We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

- We do not expect to pay dividends in the future and any return on investment may be limited to the value of our common stock.

- Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

PART I

Item 1.   **Business**

Overview

Kartoon Studios, Inc. (formerly known as Genius Brands International, Inc.) (the "Company" or "we," "us" or "our") is a global content and brand management company that creates, produces, licenses, and broadcasts educational, multimedia animated content for children. Led by experienced industry personnel, we distribute our content primarily on streaming platforms and television, and license properties for a broad range of consumer products based on our characters. We are a "work for hire" producer for many of the streaming outlets and animated content intellectual property ("IP") holders. In the children's media sector, our portfolio features "content with a purpose" for toddlers to tweens, providing enrichment as well as entertainment. With the exception of selected WOW Unlimited Media Inc. ("Wow") titles, our programs, along with licensed programs, are being broadcast in the United States on our wholly-owned advertisement supported video on demand ("AVOD") service, our free ad supported TV ("FAST") channels and subscription video on demand ("SVOD") outlets, *Kartoon Channel!* and *Ameba TV,* as well as linear streaming platforms. These streaming platforms include Comcast, Cox, DISH, Sling TV, Amazon Prime Video, Amazon Fire, Roku, Apple TV, Apple iOS, Android TV, Android mobile, Pluto TV, Xumo, Tubi, YouTube, YouTube Kids, and Samsung and LG smart TVs. Our in-house owned and produced animated shows include *Stan Lee's Superhero Kindergarten* starring Arnold Schwarzenegger, *Llama Llama* starring Jennifer Garner, *Rainbow Rangers, KC! Pop Quiz* and *Shaq's Garage* starring Shaquille O'Neal. Our library titles include the award-winning *Baby Genius*, adventure comedy *Thomas Edison's Secret Lab®,* and *Warren Buffett's Secret Millionaires Club*, created with and starring iconic investor Warren Buffett, *Team Zenko Go!, Reboot*, *Bee & PuppyCat: Lazy in Space* and *Castlevania.*

In addition to operating our own channels, we license our programs to other services worldwide, including Netflix, Paramount+, Max, Nickelodeon, and satellite, cable and terrestrial broadcasters around the world.

Through our investments in Germany's Your Family Entertainment AG ("YFE"), a publicly traded company on the Frankfurt Stock Exchange (RTV-Frankfurt), we have gained access to a leading producer and distributor of high-quality children's and family programming. YFE owns and operates one of Europe's largest channel-independent libraries of around 150 titles and 3,500 half-hour episodes.

Through the ownership of WOW, we established an affiliate relationship with Mainframe Studios, which is one of the largest animation producers in the world. In addition, Wow owns Frederator Networks Inc. ("Frederator") and its *Channel Frederator Network*, the largest animation focused creator network on YouTube with over 2,500 channels. Frederator also owns Frederator Studios, focused on developing and producing shorts and series for and with partners. Over the past 20 years, Frederator Studios has partnered with Cartoon Network, Nickelodeon, Nick Jr., Netflix, Sony Pictures Animation and Amazon.

We have rights to certain select valuable IP, through our ownership of a controlling interest in Stan Lee Universe, LLC ("SLU"), an entity we control and through which we control the name, likeness, signature, and all consumer product and IP rights to Stan Lee (the "Stan Lee Assets").

The Company also owns The Beacon Media Group, LLC ("Beacon Media") and The Beacon Communications Group, Ltd. ("Beacon Communications") (collectively, "Beacon"), a leading North American media and marketing agency, celebrated for its innovative, tailored strategies and unmatched expertise in reaching kids, parents, and families with precision and impact. Beacon represents over 20 kids and family clients, including Bandai Namco, Moose Toys, Bazooka Brands, Goliath Games, Playmates Toys, Cepia LLC, and Zebra Pens.

In addition, we own the Canadian company Ameba Inc. ("Ameba"), which operates a premier subscription-based streaming service specializing in younger children's entertainment. As a cornerstone of our subscription offerings, Ameba delivers a vast library of engaging and educational content, accessible across multiple platforms. We believe, that Ameba significantly enhances our digital footprint and revenue streams.

On June 23, 2023, we changed our name from Genius Brands International, Inc. to Kartoon Studios, Inc. through our merger with and into our wholly owned subsidiary. On June 26, 2023, we transferred the listing of our common stock from the Nasdaq Capital Market ("Nasdaq") to NYSE American LLC ("NYSE American"). In connection with listing on NYSE American, we voluntarily delisted our common stock from Nasdaq. Our common stock began trading on NYSE American under the new symbol "TOON" on June 26, 2023.

Recent Development

April 2024 Offering

On April 23, 2024, pursuant to the terms of a securities purchase agreement, dated April 18, 2024 (the "SPA"), we closed a registered direct offering of the sale of 3,900,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), and pre-funded warrants to purchase up to 100,000 shares of Common Stock (the "Pre-funded Warrants") to an institutional investor (the "Investor"), at $1.00 per share of Common Stock and $0.99 per Pre-funded Warrant, for aggregate gross proceeds of approximately $4,000,000, prior to deducting placement agent fees and other offering expenses. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by us in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrants.

"Winnie-the-Pooh" Project Financing

On June 21, 2024, we announced the launch of "Winnie-the-Pooh" on the Kartoon Channel through a $30.0 million joint venture (the "JV") with Catalyst Venture Partners ("Catalyst"). The binding term sheet governing the JV stipulates after Catalyst recoups its investment with 10% premium, the ownership and profit split between the partners is 60% to Kartoon Studios and 40% to Catalyst Venture Partners. "Winnie-the-Pooh" is based on the designs and stories of one of the most successful brands of all time, A.A. Milne's "Winnie-the-Pooh," a property that has generated over $80 billion in sales over the last four decades and is estimated to currently generate $3-$6 billion per year. Catalyst has agreed to provide the full amount of the production financing with the plan to include an animated holiday movie, 5 holiday specials and 4 seasons of episodic series.

December 2024 Offering

On December 18, 2024, we closed an offering (the "December 2024 Offering") for aggregate gross proceeds of approximately $4,496,480 from one institutional investor and issued to such investor 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. We incurred a placement agent fee of approximately $389,754 and issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, we determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities due to settlement provisions requiring shareholder approval. The liability-classified warrants will be subsequently measured at fair value, with changes recognized in earnings. In accordance with applicable accounting standards, we allocated the total proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, we recorded a non-cash loss of $1.0 million. Executing the transaction was driven by several strategic considerations. The capital injection strengthened our liquidity position, supporting project development and ongoing operations. Additionally, while the warrants resulted in a non-cash accounting loss due to their fair value measurement, they did not impact our cash flows. Furthermore, our management believes, that the offering was beneficial from a market visibility perspective.

"Andrew The Big BIG Unicorn" Owned IP Project

On August 28, 2024, Mainframe Studios, our affiliate, announced that it is co-producing Andrew the Big BIG Unicorn, an animated children's series, in collaboration with Pirate Size Productions (Australia) and Infinite Studios (Singapore/Indonesia). The series (40 episodes, seven minutes each) is targeted at preschool audiences and follows the adventures of a young rhino living as a very big unicorn. The project is targeted for delivery in March 2026. The production is commissioned by ABC (Australia), CBC (Canada), and SRC (Canada), with Kartoon Studios retaining international distribution, licensing, and merchandising rights. The series will premiere on ABC Kids and ABC iview in Australia and on CBC Kids, Radio-Canada, CBC Gem, and ICI TOU.TV in Canada. The project reflects our ongoing commitment to expanding its global content production footprint and leveraging strategic partnerships in key international markets.

Our Products

During 2024, we produced numerous owned IP and for-hire projects including:

Animated Series

SuperKitties Season 2: SuperKitties Su-Purr Charged is a top performing computer-generated animation show for Disney Junior. Mainframe Studios produces this content on a service basis for Sony TV Kids. Through 2024, 42 11-minute episodes were delivered with the remaining 6 11-minute episodes expected to be delivered in the first quarter of 2025. In addition, ten supplementary animated shorts of 2 minutes were also delivered in 2024. The series was greenlit for a third season in February 2024, and Mainframe Studios started production on the third season in second quarter of 2024, with delivery of episodes expected to commence the second quarter of 2025.

Cocomelon: Cocomelon specializes in 3D animation videos of both traditional nursery rhymes and original children's songs. Mainframe Studios produces content on a services basis for Moonbug Productions USA Inc. and has completed delivery of 64 x 3 minutes of animated shorts in the first quarter of 2024.

Phoebe & Jay: This 2D Preschool series for PBS Kids, set to air in Fall 2025, began full production in 2024. The series is designed to support early literacy skills for preschoolers by showcasing the various kinds of texts they see in their everyday lives. This has an overall order of 80 11-minute episodes, with deliveries commencing the first quarter 2025 and finishing by the third quarter of 2026.

Unicorn Academy: Netflix greenlit a second season of this children's fantasy-adventure series from Spin Master Entertainment. Mainframe Studios started production on these 16 22-minute episodes in 2024 with delivery slated to begin during the third quarter of 2025 and to be completed in the first quarter of 2026.

Roblox Rumble: Kidaverse *Roblox Rumble* is an elimination-style competitive reality series featuring a diverse group of girls and boys across the United States, ages 8 to 12, who compete in 10 different Roblox games to win prizes and find out who is the ultimate gamer. Kartoon Studios commenced production of this series in 2022 and completed production in 2023. The series premiered on the company's streaming service *Kartoon Channel!* during March of 2023. In September of 2024, Kartoon Studios launched a Roblox-based competition series for kids, which is expected to premiere in the Spring of 2025 on *Kartoon Channel!* Tapping into the game's massive audience, Roblox is played by over 30 million every day, the third season of Kidaverse Roblox Rumble is anticipated to have a global premiere in over 60 territories, including North America, Asia, Europe, and The Middle East.

Consumer Products and Licensed Content

A source of our revenue is our licensing and merchandising activities from our underlying intellectual property content. We work directly in licensing properties to a variety of manufacturers and occasionally to retailers. We currently have, across all brands, multiple licensees and a variety of licensed products either in development, in market or scheduled to enter the market. Products bearing our trademarks can be found in a wide variety of retail distribution outlets reaching consumers in retailers such as Barnes & Noble, Kohl's, Amazon.com, and Hot Topic. License agreements that we enter into often include financial guarantees and commitments from the manufacturers guaranteeing a minimum stream of revenue for us. In some cases, we can earn additional revenue once retail sales of licensed merchandise exceed the value of these advances or minimum guarantees.

Distribution

Content

Today's global marketplace and the manner in which content is consumed has evolved to a point where we believe there is only one viable strategy; ubiquity. Kids today expect to be able to watch what they want whenever they want and wherever they want. As such, content creators now must offer direct access on multiple fronts. This includes not only linear broadcast in key territories around the world but also across a multitude of digital platforms. We have strong relationships with and actively solicit placement for our content with major linear broadcasters, as well as on digital platforms such as Netflix, Comcast's Xfinity platform, AppleTV, Roku, Samsung TV, Amazon Fire, Amazon Prime, YouTube, Cox, Dish, Sling, Xumo, iOS, Android/Google Play, Samsung and LG smart TVs, Tubi, Pluto, and Xbox. We replicate this model of ubiquity around the world seeking to craft a content distribution strategy for each market that blends the best of linear, video on demand ("VOD") and digital distribution.

Kartoon Channel! Network

In June 2020, we launched the *Kartoon Channel!*, a digital family entertainment destination that delivers enduring childhood moments of humor, adventure, and discovery and is available across multiple AVOD, SVOD and linear streaming platforms, including Comcast, Cox, DISH, Sling TV, Amazon Prime Video, Amazon Fire, Roku, Apple TV, Apple iOS, Android TV, Android mobile, Pluto TV, Xumo, Tubi, YouTube, YouTube Kids, and Samsung and LG smart TVs. The *Kartoon Channel!* has achieved significant domestic penetration, being widely available to U.S. television households through Internet-based streaming services. *Kartoon Channel!* delivers numerous episodes of carefully curated family-friendly content featuring animated classics for little kids, including *"Peppa Pig Shorts," "Mother Goose Club," "Llama Llama shorts," "Om Nom Stories,"* as well as content for bigger kids, such as *"Angry Birds," "Talking Tom and Friends"* and *"Yu-Gi-Oh!"* and original programming like *"Rainbow Rangers"* and *"Stan Lee's Superhero Kindergarten,"* starring Arnold Schwarzenegger. The *Kartoon Channel!* also offers STEM-based content and Spanish language programming.

Kartoon Channel! Network Worldwide

We have expanded the distribution footprint of *Kartoon Channel!* to over 61 territories across Europe, the Middle East, Africa, and Asia by rolling out *Kartoon Channel!* Pay TV, Branded block, and FAST services. The channel includes the original *Kartoon Channel!* programming, as well as the animated content from YFE's animation catalogue, plus content acquisitions.

Channel Frederator Network

Channel Frederator Network, owned by Frederator, is the largest animation focused creator network on YouTube with over 2,500 channels. Frederator also owns Frederator Studios, focused on developing and producing shorts and series for and with partners. Over the past 20 years, Frederator Studios has partnered with Cartoon Network, Nickelodeon, Nick Jr., Netflix, Sony Pictures Animation and Amazon.

Ameba TV

We also own the Canadian company Ameba Inc. ("Ameba"), which operates a premier subscription-based streaming service specializing in younger children's entertainment. As a cornerstone of TOON Media Networks' subscription offerings, Ameba delivers a vast library of engaging and educational content, accessible across multiple platforms. Ameba significantly enhances our digital footprint and revenue streams. It is being distributed in the United States on the Company's wholly-owned subscription and advertisement supported service, which includes video on demand and streaming linear channels. The channels are also offered on 3rd party platforms as free ad supported streaming TV ("FAST") and subscription video on demand ("SVOD"). Distribution platforms include Comcast, Cox, DISH, Sling TV, Amazon Prime Video, Amazon Fire, Roku, Apple TV, Apple iOS, Android TV, Android mobile, XBox, Pluto TV, Xumo, Tubi, YouTube, YouTube Kids and KartoonChannel.com, as well as Samsung and LG smart TVs.

Ameba TV is available in the U.S. and Canada and provides numerous hours of entertainment and educational programming for children. Ameba TV is comprised of 14,000+ episodes and 2,800+ hours of kids' shows. The streaming service features educational shows, including *"Sooty," "Karl," "Dino the Dinosaur,"* and *"Alphabuddies".* There are hundreds of kids' music videos, including *"Wee Sing"* and *"Ukulele U,"* and a catalog of classic content, such as *"Babar"* and *"Franklin and Friends."*

Marketing

Our marketing mission is to generate awareness and consumer interest in the brands of Kartoon Studios via a 360-degree approach to reach audiences through all touchpoints. Successful marketing campaigns for our brands have not only included traditional marketing tactics but now also include utilizing social media influencers (individuals with a strong, existing social media presence who drive awareness of our brands to their followers), strategic social media marketing, and cross-promotional consumer product campaigns. We also deploy digital and print advertising to support the brands, as well as work with external media relations professionals to promote our efforts to both consumer and industry. We consistently initiate strategic partnerships with brands that align and offer value to us. Our *Kartoon Channel!* platform, being widely available to U.S. television households through Internet-based streaming services, provides additional reach to promote our content and consumer products.

Competition

We compete against other creators of children's content including Disney, Nickelodeon, Netflix, Hulu, PBS Kids, and Sesame Street, as well as other small and large creators. In the saturated children's media space, we compete with these other creators for both content distribution across linear, VOD, and digital platforms, as well as retail shelf space for our licensed products. To compete effectively, we are focused on our strategic positioning of "content with a purpose," which we believe is a point of differentiation embraced by the industry, as well as parents and educators. Additionally, the *Kartoon Channel!* enables us to increase the awareness of our brands through an owned platform.

Customers and Licensees

In the year ended December 31, 2024, we have partnered with 39 consumer products licensees. As of the same date, we licensed our content to over 60 broadcasters in more than 90 countries worldwide, as well as a number of VOD and online platforms that have a global reach. This broad cross-section of customers includes companies such as Comcast, Netflix, Sony, YouTube, Mattel, Target, Penguin Publishing, Manhattan Toys, Roku, Apple TV, Amazon, Google, Bertelsmann Music Group, Discovery International, Hot Topic and others both domestically and internationally.

In the year ended December 31, 2024, we had four customers whose total revenue accounted for 75.7% of our total revenue.

Government Regulation

The FCC requires broadcast networks to air a required number of hours of educational and informational content (E/I). We are subject to online distribution regulations, namely the FTC's Children's Online Privacy Protection Act (COPPA) which regulates the collection of information of children younger than 13 years old.

We are currently subject to regulations applicable to businesses generally, including numerous federal and state laws that impose disclosure and other requirements upon the origination, servicing, enforcement and advertising of credit accounts, and limitations on the maximum amount of finance charges that may be charged by a credit provider. Although credit to some of our customers is provided by third parties without recourse to us based upon a customer's failure to pay, any restrictive change in the regulation of credit, including the imposition of, or changes in, interest rate ceilings, or imposition of tariffs could adversely affect the cost or availability of credit to our customers and, consequently, our results of operations or financial condition. As an international production company, we are also subject to country-specific requirements such as federal and provincial content regulations and tax credit guidelines in Canada.

Licensed toy products are subject to regulation under the Consumer Product Safety Act and regulations issued thereunder. These laws authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the manufacturer of defective products to repurchase or recall such products. The CPSC may also impose fines or penalties on manufacturers or retailers. Similar laws exist in some states and other countries in which we plan to market our products. Although we do not manufacture and may not directly distribute toy products, a recall of any of the products may adversely affect our business, financial condition, results of operations and prospects.

We also maintain websites which include our corporate website located at *www.kartoonstudios.com* and many brand websites. These websites are subject to laws and regulations directly applicable to internet communications and commerce, which is a currently developing area of the law. The United States has enacted internet laws related to children's privacy, copyrights and taxation. However, laws governing the internet remain largely unsettled. The growth of the market for internet commerce may result in more stringent consumer protection laws, both in the United States and abroad, that place additional burdens on companies conducting business over the internet. We cannot predict with certainty what impact such laws will have on our business in the future. In order to comply with new or existing laws regulating internet commerce, we may need to modify the manner in which we conduct our website business, which may result in additional expense.

Because our products are manufactured by third parties and licensees, we are not significantly impacted by federal, state and local environmental laws in connection with the manufacture of our consumer products and do not have significant costs associated with compliance with such laws and regulations.

Intellectual Property

As of December 31, 2024, we own the following properties and related trademarks: *"Rainbow Rangers," "SpacePop," "Secret Millionaires Club,""Thomas Edison's Secret Lab," "Baby Genius," "Kid Genius," "Wee Worship," "Kaflooey," "Bravest Warriors," "Bee & Puppycat"* and *"Castlevania,"* as well as several other names and trademarks on characters that had been developed for our content and brands. Additionally, we have the United States trademark and various international trademarks applications pending for *Kartoon Channel!, Kartoon Channel! Jr., KC! Pop Quiz, Little Genius* and *Little Genius Jukebox*.

Through our controlling interest in Stan Lee Universe, we control the rights to the name, image, the likeness, the signature, and the consumer product licensing to the iconic Stan Lee.

As of December 31, 2024, Kartoon Studios, Inc. directly holds 15 registered trademarks in the United States, 5 registered trademarks in the United Kingdom, 2 registered trademarks in Australia, 1 registered trademark in New Zealand, and further related registrations in other jurisdictions throughout the world. Our subsidiary, Mainframe Studios, Inc., holds 4 registered trademarks in the United States, 7 registered trademarks in Canada, and 1 registered trademark in the United Kingdom. Our subsidiary, Frederator Networks, Inc., holds 3 registered trademarks in the United States, 1 pending registration in Canada, and 1 registration in Australia. Our subsidiary, Stan Lee Universe LLC, holds 29 registered and 2 pending trademark registrations in the United States, 1 trademark registration in Canada, 3 trademark registrations in the United Kingdom, and more than 50 related registrations throughout the world related to the Stan Lee name, image, and likeness.

As of December 31, 2024, we also hold rights in over 150 motion pictures, over 525 different television shows across our partnerships with over 150 different licensors. In addition, we hold 270 sound recordings and multiple literary work copyrights related to our video, music and written work products.

We have 50/50 ownership agreements with Martha Stewart and her related brand "*Martha & Friends*" and Gisele Bündchen's and her related brand "*Gisele & the Green Team.*"

In addition to the wholly-owned or partially-owned properties listed above, we represent *Llama Llama* in the licensing and merchandising space.

We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited, or no, practical protection in some jurisdictions. It may be possible for unauthorized third parties to copy and distribute our productions or portions of our productions. In addition, although we own most of the music and intellectual property included in our products, there are some titles which the music or other elements are in the public domain and for which it is difficult or even impossible to determine whether anyone has obtained ownership or royalty rights. It is an inherent risk in our industry that people may make such claims with respect to any title already included in our products, whether or not such claims can be substantiated. If litigation is necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition.

Environmental, Social and Governance Strategy

We are attempting to shape culture, social attitudes and societal outcomes with our animated content and consumer products that touch the lives of young people and their families. As a global content company that reaches millions of people, we aim to be a positive force in the world.

We are committed to advancing and strengthening our approach to environmental, social and governance ("ESG") topics to help serve our partners, audiences, employees and stockholders — and to enhance our success as a business.

We are committed to responsible, ethical and inclusionary business practices as outlined below:

Human Capital Management

As of December 31, 2024, we employed 344 full-time employees and 68 independent contractors.

We aim to build a culture that attracts and retains the best employees and a workplace where everyone feels welcome, safe and inspired. Our human capital management strategy is intended to address the following areas:

A Culture of Diversity, Equity and Inclusion

We seek to foster a culture of diversity, equity and inclusion through a range of partnerships, collaborations, programs and initiatives, some of which are described below.

We strive to be an inclusionary workplace because we believe that it strengthens our business.

- We maintain a Chief Diversity Officer who is responsible for helping us meet our hiring goals and reviewing the content we create.

- Our board of directors and executive management team is diverse with representation from people of color and the LGBTQ community.

Preventing Harassment and Discrimination

We have enacted policies addressing harassment, discrimination and other behaviors that could create a hostile workplace, some of which are described below.

- We make training on preventing sexual harassment, discrimination and retaliation available to our employees.

- We expect employees to report any violations of Company policies, including sexual harassment, they witness. Among other ways, employees can report incidents of harassment using our anonymous complaint and reporting hotline.

Social Impact and Corporate Social Responsibility

We believe that the content we produce, primarily directed at young people and their families, both reflects and influences how our young viewers perceive and understand important issues. We endeavor to earn our viewers' trust through a variety of practices, and we are focused on using our platforms to create positive social impacts.

By way of just a few examples: in our show *Rainbow Rangers*, a diverse cast of girls works to save animals and protect the environment, while demonstrating the power of teamwork; in our *Llama Llama* series, we teach kindness and inclusion, and feature a differently abled character, which we have been told is appreciated by moms and kids who deal with physical challenges. In the earliest days of the COVID-19 pandemic, we spread public service messages to keep our audiences safe and informed with animated shorts featuring the iconic voices from our series including Warren Buffett from *The Secret Millionaires Club* and Jennifer Garner, the voice of Mama Llama from the *Llama Llama* series.

Our mission statement says it all: "Content with a Purpose." Social justice, caring about the environment and modeling appropriate and inclusionary behavior for kids has been part of our company for many years and we are constantly seeking ways to improve on what we have already been doing.

Website Access to Our SEC Filings and Corporate Governance Documents

On the Investors page on our website *www.kartoonstudios.com* we post links to our filings with the SEC, our Corporate Code of Conduct and Whistleblower Policy, which applies to our Board of Directors, executives and all of our employees, our Company Bylaws, our Insider Trading Policy and the charters of the committees of our Board of Directors. Our filings with the SEC are posted as soon as reasonably practical after they are electronically filed with, or furnished to, the SEC. You can also obtain copies of these documents by writing to us at: Kartoon Studios, Inc., at 190 N. Canon Drive, 4th Floor, Beverly Hills, California 90210, Attn: Corporate Secretary or by using the "Contact" page of our website *www.kartoonstudios.com/contact-us.* All of these documents and filings are available free of charge. Generally, stockholders who have questions or concerns should contact our Investor Relations department at 212-564-4700.

The contents of our website are not incorporated in, or otherwise to be regarded as part of, this Annual Report on Form 10-K.

Item 1A.   Risk Factors

The following discussion of risk factors contains forward-looking statements. These risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. The following information should be read in conjunction with Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes beginning on Page F-1 of this Annual Report on Form 10-K.

You should consider carefully the risks and uncertainties described below, in addition to other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below. Any one or more of such factors could directly or indirectly cause our actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations and stock price.

Because of the following factors, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

RISKS RELATING TO OUR BUSINESS

We have incurred net losses since inception.

We have a history of operating losses and incurred net losses in each fiscal quarter since our inception. For the year ended December 31, 2024, we generated net revenues of $32.6 million and incurred a net loss attributable to Kartoon Studios Inc. of $20.7 million, while for the previous year, we generated net revenue of $44.1 million and incurred a net loss attributable to Kartoon Studios Inc. of $77.1 million. These losses, among other things, have had an adverse effect on our results of operations, financial condition, stockholders' equity, net current assets and working capital.

We will need to generate additional revenue and/or reduce costs to achieve profitability. We are generating revenues derived from our existing properties, properties in production, and new brands being introduced into the marketplace. However, the ability to sustain these revenues and generate significant additional revenues and reduce our expenses or achieve profitability will depend upon numerous factors some of which are outside of our control.

If we are not able to obtain sufficient capital, we may not be able to continue our growth.

We expect that as our business continues to evolve and grow, we will need additional working capital. If adequate additional debt and/or equity financing is not available on reasonable terms or at all, we may not be able to continue to expand our business, and we will have to modify our business plans accordingly. These factors could have a material adverse effect on our future operating results and our financial condition.

Our revenues and results of operations may fluctuate from period to period.

Cash flow and projections for any entertainment company producing original content can be expected to fluctuate until the animated content and ancillary consumer products are in the market and could fluctuate thereafter even when the content and products are in the marketplace. There is significant lead time in developing and producing animated content before that content is in the marketplace. Unanticipated delays in entertainment production can delay the release of the content into the marketplace. Structured retail windows that dictate when new products can be introduced at retail are also out of our control. While we believe that we have mitigated this in part by creating a slate of properties at various stages of development or production as well as representing certain established brands which contribute immediately to cash flow, any delays in the production and release of our content and products or any changes in the preferences of our customers could result in lower than anticipated cash flows.

As with our cash flows, our revenues and results of operations depend significantly upon the appeal of our content to our customers, the timing of releases of our products and the commercial success of our products, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate from period to period. The results of one period may not be indicative of the results of any future period. Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate.

Production costs will be amortized according to the individual film forecasting methodology. If estimated remaining revenue is not sufficient to recover the unamortized production costs, the unamortized production costs will be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue, we would be required to adjust amortization of related production costs. These adjustments would adversely impact our business, operating results and financial condition.

The value of our investments is subject to significant capital markets risk related to changes in interest rates and credit spreads as well as other investment risks, which may adversely affect our results of operations, financial condition or cash flows.

Our results of operations are affected by the performance of our investment portfolio. Our excess cash is invested by an external investment management service provider, under the direction of the Company's management in accordance with the Company's investment policy. The investment policy defines constraints and guidelines that restrict the asset classes that we may invest in by type, duration, quality and value. Our investments are subject to market-wide risks, and fluctuations, as well as to risks inherent in particular securities. The failure of any of the investment risk strategies that we employ could have a material adverse effect on our financial condition, results of operations and cash flows.

The value of our investments is exposed to capital market risks, and our consolidated results of operations, financial condition or cash flows could be adversely affected by realized losses, impairments and changes in unrealized positions as a result of: significant market volatility, changes in interest rates, changes in credit spreads and defaults, a lack of pricing transparency, a reduction in market liquidity, declines in equity prices, changes in national, state/provincial or local laws and the strengthening or weakening of foreign currencies against the U.S. dollar. Levels of write-down or impairment are impacted by our assessment of the intent to sell securities that have declined in value as well as actual losses as a result of defaults or deterioration in estimates of cash flows. If we reposition or realign portions of the investment portfolio and sell securities in an unrealized loss position, we will incur a credit loss. Any such loss may have a material adverse effect on our results of operations and business.

For the year ended December 31, 2024, we incurred net realized and unrealized investment gains and losses, as described in Item 8, "Financial Statements and Supplementary Data" included herein.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.

A decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for our products, thus reducing our revenue and earnings. A decline in economic conditions could reduce demand for and sales of our products. In addition, an increase in price levels generally, or in price levels in a particular sector, could result in a shift in consumer demand away from the animated content and consumer products we offer, which could also decrease our revenues, increase our costs, or both.

Further, recent global events have adversely affected and are continuing to adversely affect workforces, organizations, economies, and financial markets globally, leading to economic downturns, inflation, and increased market volatility. Military conflicts and wars (such as the ongoing conflicts between Russia and Ukraine, Israel and Hamas, and the Red Sea crisis and its impact on shipping and logistics), terrorist attacks, other geopolitical events, high inflation, increasing interest rates, bank failures and associated financial instability and crises, and supply chain issues created by tariffs threatened by the current U.S. Administration on imports can cause exacerbated volatility and disruptions to various aspects of the global economy. The uncertain nature, magnitude, and duration of hostilities stemming from such conflicts, including the potential effects of sanctions and counter-sanctions, or retaliatory cyber-attacks on the world economy and markets, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business and operations.

Regulatory requirements or government action against our service, whether in response to enforcement of actual or purported legal and regulatory requirements or otherwise, could result in disruption or non-availability of our service or particular content or increased operating costs in the applicable jurisdiction and foreign intellectual property laws, such as the EU copyright directive, or changes to such laws, among other issues, may impact the economics of creating or distributing content, anti-piracy efforts, or our ability to protect or exploit intellectual property rights.

In the past we identified material weaknesses in our internal controls, and while most have been remediated, internal control over information technology general control remains ineffective. If we fail to develop, implement and maintain an effective system of internal control over financial reporting, the accuracy and timing of our financial reporting in future periods may be adversely affected.

The Sarbanes-Oxley Act and related rules and regulations require that management report annually on the effectiveness of our internal control over financial reporting and assess the effectiveness of our disclosure controls and procedures on a quarterly basis. Effective internal controls are necessary for us to provide timely and reliable financial reports and effectively prevent fraud. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024. We have identified control deficiencies that constituted a material weaknesses in our internal controls and procedures in the past. Most of these material weaknesses have been remediated, but one material weakness remains in the information technology general controls area.

Based on its assessment, our management concluded that, as of December 31, 2024 our internal control over financial reporting was ineffective due to material weakness resulting from the inadequate design of user access provisioning/deprovisioning controls area.

In the past, our management concluded that, as of December 31, 2023 and March 31, 2024, our internal control over financial reporting was not effective due to the following identified material weaknesses(i) inadequate design of user access provisioning/deprovisioning controls and inadequate segregation of duties on certain controls or processes; (ii) lack of specialized experts related to income tax areas; and (iii)inappropriate application of accounting standards related to warrant modifications. If we fail to remediate the material weakness that existed as of December 31, 2024 and subsequently maintain adequate internal controls, our financial statements may not accurately reflect our financial condition. Any material misstatements could require a restatement of our consolidated financial statements, cause us to fail to meet our reporting obligations or cause investors to lose confidence in our reported financial information, leading to a decline in the market value of our securities.

Inaccurately anticipating changes and trends in popular culture, media and movies, fashion, or technology can negatively affect our sales.

While trends in the toddler to tween sector change quickly, we respond to trends and developments by modifying, refreshing, extending, and expanding our product offerings on an on-going basis. However, we operate in extremely competitive industries where the ultimate appeal and popularity of content and products targeted to this sector can be difficult to predict. We believe our focus on "content with a purpose" serves an underrepresented area of the toddler to tween market; however, if the interests of our audience trend away from our current properties toward other offerings based on current media, movies, animated content or characters, and if we fail to accurately anticipate trends in popular culture, movies, media, fashion, or technology, our products may not be accepted by children, parents, or families and our revenues, profitability, and results of operations may be adversely affected.

We face competition from a variety of content creators that sell similar merchandise and have better resources than we do.

The industries in which we operate are competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional competitor offerings and other factors, many of which are beyond our control. Indirectly through our licensing arrangements, we compete for retailers as well as other outlets for the sale and promotion of our licensed merchandise. Our primary competition comes from competitors such as The Walt Disney Company, Nickelodeon Studios, and the Cartoon Network.

We have sought a competitive advantage by providing "content with a purpose" which are both entertaining and enriching for children and offer differentiated value that parents seek in making purchasing decisions for their children. While we do not believe that this value proposition is specifically offered by our competitors, our competitors have greater financial resources and more developed marketing channels than we do which could impact our ability, through our licensees, to secure shelf space thereby decreasing our revenues or affecting our profitability and results of operations. In addition, new technological developments, including the development and use of generative artificial intelligence ("AI"), are rapidly evolving. If our competitors gain an advantage by using such technologies, our ability to compete effectively and our results of operations could be adversely impacted.

The production of our animated content is accomplished through third-party production and animation studios around the world, and any failure of these third parties could negatively impact our business.

As part of our business model to manage cash flows, we have partnered with a number of third-party production and animation studios around the world for the production of our new content in which these partners fund the production of the content in exchange for a portion of revenues generated in certain territories. We are reliant on our partners to produce and deliver the content on a timely basis meeting the predetermined specifications for that product. The delivery of inferior content could result in additional expenditures by us to correct any problems to ensure marketability. Further, delays in the delivery of the finished content to us could result in our failure to deliver the product to broadcasters to which it has been pre-licensed. While we believe we have mitigated this risk by aligning the economic interests of our partners with ours and managing the production process remotely on a daily basis, any failures or delays from our production partners could negatively affect our profitability.

We cannot assure you that our original programming content will appeal to our distributors and viewers or that any of our original programming content will not be cancelled or removed from our distributors' platforms.

Our business depends on the appeal of our content to distributors and viewers, which is difficult to predict. Our business depends in part upon viewer preferences and audience acceptance of our original programming content. These factors are difficult to predict and are subject to influences beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes and interests in markets. A change in viewer preferences could cause our original programming content to decline in popularity, which could jeopardize renewal of agreements with distributors. Low ratings or viewership for programming content produced by us may lead to the cancellation, removal or non-renewal of a program and can negatively affect future license fees for such program. If our original programming content does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our original programming, we may have a diminished negotiating position when dealing with distributors, which could reduce our revenue. We cannot assure you that we will be able to maintain the success of any of our current original programming content or generate sufficient demand and market acceptance for new original programming content in the future. This could materially adversely impact our business, financial condition, operating results, liquidity and prospects.

Failure to successfully market or advertise our products could have an adverse effect on our business, financial condition and results of operations.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs. Our ability to sell products is dependent in part upon the success of these programs. If we or our licensees do not successfully market our products or if media or other advertising or promotional costs increase, these factors could have an adverse effect on our business, financial condition, and results of operations.

The failure of others to promote our products may adversely affect our business.

The availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are important with respect to promoting our properties. In addition, although we may have agreements for the advertising and promotion of our products through our licensees, we will not be in direct control of those marketing efforts and those efforts may not be done in a manner that will maximize sales of our products and may have a material adverse effect on our business and operations.

We may not be able to keep pace with technological advances.

The entertainment industry in general, and the music and motion picture industries in particular, continue to undergo significant changes, primarily due to technological developments, such as AI. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. As it is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, if we are not able to keep pace with these technological advances, our revenues, profitability and results from operations may be materially adversely affected.

Failure in our information technology and storage systems could significantly disrupt the operation of our business.

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology ("IT") systems. IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.

Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption and cause our business and reputation to suffer.

In the ordinary course of business, our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. We and many of the third parties we work with rely on open source software and libraries that are integrated into a variety of applications, tools and systems, which may increase our exposure to vulnerabilities. Additionally, outside parties may attempt to induce employees, vendors, partners, or users to disclose sensitive or confidential information in order to gain access to data. Any attempt by hackers to obtain our data (including member and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. However, the techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate, detect or prevent unauthorized access or address all cybersecurity incidents that occur. On December 13, 2024, we experienced a cybersecurity incident involving unauthorized access to one of our management systems. The findings indicated that the unauthorized access incurred due to leaked credentials of an employee from our partner studio. Although this incident was deemed by us to be immaterial we cannot guarantee that we can safeguard our assets while maintaining and protecting client trust through robust security measures and risk management practices.

Further, access to, disclosure of, loss of and misuse of personal or proprietary information could result in legal claims or proceedings.

Loss of key personnel may adversely affect our business.

Our success greatly depends on the performance of our executive management team, including Andy Heyward, our Chief Executive Officer. The loss of the services of any member of our core executive management team or other key persons could have a material adverse effect on our business, results of operations and financial condition. We do not have "key man" insurance coverage for any of our employees.

Litigation may harm our business or otherwise distract management.

Substantial, complex or extended litigation could cause us to incur large expenditures and could distract management. For example, lawsuits by licensors, consumers, employees or stockholders could be very costly and disrupt business. While disputes from time to time are not uncommon, we may not be able to resolve such disputes on terms favorable to us.

Our vendors and licensees may be subject to various laws and government regulations, violation of which could subject these parties to sanctions which could lead to increased costs or the interruption of normal business operations that could negatively impact our financial condition and results of operations.

Our vendors and licensees may operate in a highly regulated environment in the U.S. and international markets. Federal, state and local governmental entities and foreign governments may regulate aspects of their businesses, including the production or distribution of our content or products. These regulations may include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), product safety and other safety standards, trade restrictions, regulations regarding financial matters, environmental regulations, advertising directed toward children, product content, and other administrative and regulatory restrictions. While we believe our vendors and licensees take all the steps necessary to comply with these laws and regulations, there can be no assurance that they are compliant or will be in compliance in the future. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our ability to compete in the animated content and entertainment industry depends, in part, upon successful protection of our proprietary and intellectual property. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited, or no, practical protection in some jurisdictions. It may be possible for unauthorized third parties to copy and distribute our productions or portions of our productions. In addition, although we own most of the music and intellectual property included in our products, there are some titles which the music or other elements are in the public domain and for which it is difficult or even impossible to determine whether anyone has obtained ownership or royalty rights. It is an inherent risk in our industry that people may make such claims with respect to any title already included in our products, whether or not such claims can be substantiated. If litigation is necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition.

We are exposed to investment risk with the acquisition of an equity interest in Your Family Entertainment AG.

During the year ended December 31, 2021, we acquired a material equity interest in a company publicly traded on the Frankfurt Stock Exchange, Your Family Entertainment AG ("YFE"). With an ownership stake of 44.8%, we are exposed to the risk of success of the YFE business. We are also exposed to risk of adverse reactions to the transaction or changes to business relationships; competitive responses; inability to maintain key personnel and changes in general economic conditions in Germany. If YFE fails to perform to our expectations, it could have a material adverse effect on our results of operations or financial condition and liquidity.

We operate internationally, which exposes us to global economic, financial and political risks.

We have expanded into international operations, including the acquisitions of Wow and Ameba, our launch of *Kartoon Channel! WW* and our investment in YFE. As part of our growth strategy, we will continue to evaluate potential opportunities for further international expansion. Operating in international markets requires significant resources and management attention, and subjects us to legal, regulatory, economic and political risks in addition to those we face in the United States. We have limited experience with international operations, and further international expansion efforts may not be successful.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- Fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk

- Currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars

- Restrictions on the transfer of funds

- Difficulties in managing and staffing international operations, including difficulties related to the increased operations, travel, infrastructure, employee attrition and legal compliance costs associated with numerous international locations

- Our ability to effectively price our products in competitive international markets

- New and different sources of competition

- The need to adapt and localize our products for specific countries

- Challenges in understanding and complying with local laws, regulations and customs in foreign jurisdictions

- International trade policies, tariffs and other non-tariff barriers, such as quotas

- The continued threat of terrorism and the impact of military and other action

- Adverse consequences relating to the complexity of operating in multiple international jurisdictions with different laws, regulations and case law which are subject to interpretation by taxpayers, including us.

In addition, due to potential costs from our international expansion efforts outside of the United States, our gross margin for international customers may be lower than our gross margin for domestic customers. As a result, our overall gross margin may fluctuate as we further expand our operations and customer base internationally.

Wow's functional currency is the Canadian dollar, therefore their financial results are translated into USD, our reporting currency, upon consolidation of our financial statements. We are then exposed to more significant currency fluctuation risks as a result of the Wow Acquisition. Fluctuations between the foreign exchange rates, in particular the Canadian dollar and the U.S. dollar, affect the amounts we record for our foreign assets, liabilities, revenues and expenses, and could have a negative effect on our financial results.

Further, each entity conducts a growing portion of their businesses in currencies other than such entity's own functional currency. Therefore, in addition to the foreign currency translation risk, we face exposure to adverse movements in currency exchange rates with each transaction made outside of the entities' functional currency, including our investment in YFE. If the functional currency of the entity weakens against the foreign currencies in which transactions are being made, the remeasurement of these foreign currency denominated transactions will result in increased revenue, operating expenses and net income (or loss). However, if the functional currency of the entity weakens against the foreign currencies in which transactions are being made, the remeasurement of these foreign currency denominated transactions will result in decreased revenue, operating expenses and net income (or loss). As exchange rates vary, sales and other operating results, when remeasured, may differ materially from expectations. We continue to review potential hedging strategies that may reduce the effect of fluctuating currency rates on our business, but there can be no assurances that we will implement such a hedging strategy or that once implemented, such a strategy would accomplish our objectives or not result in losses.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

A decrease in the fair values of our reporting units may result in future intangible assets impairments.

When an entity is acquired, a portion of the purchase price may be allocated to intangible assets. We conduct impairment tests on our intangible assets at least annually based upon the fair value. We assess intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This evaluation considers factors such as expected future cash flows, profitability, market conditions, and industry trends. If we determine such an impairment exists, we adjust the carrying value of the asset by the amount of fair value in excess of the carrying value. The impairment charge is recorded in our income statement in the period in which the impairment is determined. If we are required in the future to record additional asset impairments, our financial condition and results of operations would be negatively affected. In connection with fair value measurements and the accounting for intangible assets, the use of generally accepted accounting principles requires management to make certain estimates and assumptions. Significant judgment is required in making these estimates and assumptions, and actual results may ultimately be materially different from such estimates and assumptions.

RISKS RELATING TO OUR INDEBTEDNESS

We have incurred indebtedness that could adversely affect our operations and financial condition.

As of December 31, 2024, we and our subsidiaries have production loan facility obligations ("production facilities") of approximately $9.2 million. We also had an outstanding margin loan of $0.9 million secured by our marketable investment securities as of December 31, 2024. Any borrowings under the production facilities are collateralized by a security interest in substantially all of the relevant production company's tangible and intangible assets, including a combination of federal and provincial tax credits, other government incentives, production service agreements and license agreements. As well as those of certain of our subsidiaries and related entities acting as guarantors of the production facilities. If the production entities default on those obligations, the lender under the production facilities could foreclose on certain of our assets held by our subsidiaries and related entities who are parties to those production facilities. In addition, the existence of these security interests may adversely affect our financial flexibility. The production facilities and the margin loan are generally repayable on demand and are subject to customary default provisions, representations and warranties and other terms and conditions.

Our level of debt could have adverse consequences on our business, such as making it more difficult for us to satisfy our obligations with respect to our other debt; limiting our ability to refinance such indebtedness or to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing our vulnerability to economic downturns and adverse developments in our business; exposing us to the risk of increased interest rates as certain of our borrowings are at fixed long term rates and or variable rates of interest; limiting our flexibility in planning for, and reducing our flexibility in reacting to, changes in the conditions of the financial markets and our industry; placing us at a competitive disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness and exposing us to potential events of default (if not cured or waived) under covenants contained in our debt instruments.

RISKS RELATED TO TAX RULES AND REGULATIONS

Changes in foreign, state and local tax incentives may increase the cost of original programming content to such an extent that they are no longer feasible.

Original programming requires substantial financial commitment, which can occasionally be offset by foreign, state or local tax incentives. However, there is a risk that the tax incentives will not remain available for the duration of a series. If tax incentives are no longer available or reduced substantially, it may result in increased costs for us to complete the production, or make the production of additional seasons more expensive. If we are unable to produce original programming content on a cost effective basis our business, financial condition and results of operations would be materially adversely affected.

Further we are subject to ordinary course audits from the Canada Revenue Agency ("CRA") and Provincial agencies. Changes in administrative policies by the CRA or subsequent review of eligibility documentation may impact the collectability of these estimates. We continuously review the results of these audits to determine if any circumstances arise that in management's judgment would result in previously recognized tax credit receivables to be considered no longer collectible. While we believe our estimates are reasonable, we cannot assure you that final determinations from any review will not be materially different from those reflected in our financial statements. Any adverse outcome from any examinations may have an adverse effect on our business and operating results, which could cause the market price of our securities to decline.

Changes in, or interpretations of, tax rules and regulations, and changes in geographic operating results, may adversely affect our effective tax rates.

We are subject to income taxes in Canada, the U.S. and foreign tax jurisdictions. We also conduct business and financing activities between our entities in various jurisdictions and we are subject to complex transfer pricing regulations in the countries in which we operate. Although uniform transfer pricing standards are emerging in many of the countries in which we operate, there is still a relatively high degree of uncertainty and inherent subjectivity in complying with these rules. In addition, due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our future effective tax rates could be affected by changes in tax laws or regulations or the interpretation thereof, (including those affecting the allocation of profits and expenses to differing jurisdictions), by changes in the amount of revenue or earnings that we derive from international sources in countries with high or low statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, by changes in the expected timing and amount of the release of any tax valuation allowance, or by the tax effects of stock-based compensation. Unanticipated changes in our effective tax rates could affect our future results of operations.

Further, we may be subject to examination of our income tax returns by federal, state, and foreign tax jurisdictions. We regularly assess the likelihood of outcomes resulting from possible examinations to determine the adequacy of our provision for income taxes. In making such assessments, we exercise judgment in estimating our provision for income taxes. While we believe our estimates are reasonable, we cannot assure you that final determinations from any examinations will not be materially different from those reflected in our historical income tax provisions and accruals. Any adverse outcome from any examinations may have an adverse effect on our business and operating results, which could cause the market price of our securities to decline.

RISKS RELATING TO OUR COMMON STOCK

Our stock price may be subject to substantial volatility, and stockholders may lose all or a substantial part of their investment.

Our common stock currently trades on NYSE American. There is limited public float, and trading volume historically has been low and sporadic. As a result, the market price for our common stock may not necessarily be a reliable indicator of our fair market value. The price at which our common stock trades may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of significant customers, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

Our failure to meet the continued listing requirements of NYSE American could result in a delisting of our common stock.

If we fail to satisfy the continued listing requirements of NYSE American, such as minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders' equity, minimum share price, and certain corporate governance requirements, NYSE American may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we would expect to take actions to restore our compliance with NYSE American's listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the NYSE American minimum bid price requirement of $0.10, or prevent future non-compliance with NYSE American's listing requirements.

If our common stock becomes subject to the penny stock rules, it may be more difficult to sell our common stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The OTC Bulletin Board does not meet such requirements and if the price of our common stock is less than $5.00 and our common stock is no longer listed on a national securities exchange such as the NYSE, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and date acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock.

Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of blank check preferred stock without seeking approval of our shareholders. Any additional preferred stock that we issue in the future may rank ahead of our common stock in terms of dividend priority or liquidation premiums and may have greater voting rights than our common stock. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any additional shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

We do not expect to pay dividends in the future and any return on investment may be limited to the value of our common stock.

We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as our Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors. If we do not pay dividends, our common stock may be less valuable because the return on investment will only occur if its stock price appreciates.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market upon the expiration of any statutory holding period under Rule 144, or shares issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an "overhang" and, in anticipation of which, the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. In general, under Rule 144, a non-affiliated person who has held restricted shares of our common stock for a period of six months may sell into the market all of their shares, subject to us being current in our periodic reports filed with the SEC.

As of March 31, 2025, approximately 45,486,535 shares of common stock of the 47,784,964 shares of common stock issued are outstanding and freely trading. As of December 31, 2024, there were 25,834,752 warrants outstanding. Lastly, as of December 31, 2024, there are 952,140 shares of common stock underlying outstanding options granted, 2,468,676 shares of common stock underlying outstanding restricted stock units ("RSUs") and 4,881,094 shares reserved for issuance under our Kartoon Studios, Inc. 2020 Incentive Plan.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Our cybersecurity measure is primarily focused on ensuring the security and protection of computer systems and networks. We primarily utilize an in-house IT service provider, as well as external resources as a supplement, to monitor and, as appropriate, respond to cybersecurity risks. We maintain various protections designed to safeguard against cyberattacks, including firewalls and virus detection software. We also periodically scan our environment for any vulnerabilities and perform penetration testing. In addition, to promote security awareness, we provide cybersecurity risk training to all employees at least annually.

Oversight responsibility for information security matters is shared by the Board, Chief Financial Officer ("CFO"), management team and our internal information technology ("IT") resources. Our CFO and management team oversee our cybersecurity risk management, including appropriate risk mitigation strategies, systems, processes, and controls, and receives quarterly updates from IT and the third-party IT service provider on cybersecurity and information security matters. The CFO communicates with the Board periodically regarding the state of our cybersecurity risk management, current and evolving threats and recommendations for changes. We have also implemented a cyber incident response plan that provides a protocol to report certain incidents to the CFO with the goal of timely assessment of such incidents, determining applicable disclosure requirements and communicating with the Board for timely and accurate reporting of any material cybersecurity incident.

On December 13, 2024, we experienced a cybersecurity incident involving unauthorized access to one of our management systems. The findings indicated that the unauthorized access incurred due to leaked credentials of an employee from our partner studio. We assessed the incident as having immaterial impact and this unauthorized access did not result in significant data leaks. The jeopardized content was limited to a few in-house created assets, specifically storyboard animatics from the pre-production stage. The amount and type of information involved a few storyboard files related to the production. The nature of the leak was user-driven, which made an instant identification challenging and the leak was detected a few days after it occurred. We immediately dispatched our Security Incident Response Team and identified the steps to be taken to mitigate future risks: including the urgent need to review Two Factor Authentication protocols and enhance our security controls. Although our broader network is protected by industry-standard cybersecurity tools, we concluded that some of our software as a Service (SaaS) platforms require additional security improvements. We have decided to invest approximately an additional $0.2 million in cybersecurity enhancements to strengthen the security of our SaaS platforms (such as review and purchase of additional licenses) and to implement additional protective measures across our systems. One of our top priorities is safeguarding our assets while maintaining and protecting client trust through robust security measures and risk management practices.

As of the date of this Annual Report, we are not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Item 2.   Properties

Our principal office is located in Beverly Hills, California, where we lease 5,838 square feet of general office space. The property is used primarily by Kartoon Studios to support its operations and is included in the Content Production and Distribution segment. We also lease 45,119 square feet of general office space located in Vancouver, Canada, and 6,845 square feet of general office space in Toronto, Canada. The Vancouver office is used by Mainframe Studios included in the Content Production and Distribution segment. The Toronto office is used by Beacon Media Group which is part of the Media Advisory and Advertising Services segment. We believe our existing facilities are adequate to meet our current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices. See Note 19 in the Notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information about our lease commitments.

Item 3.   Legal Proceedings

As of December 31, 2024, there were no material pending legal proceedings to which the Company is a party or as to which any of its property is subject other than as described below.

Securities Litigation:

On February 4, 2025, the District Court issued an order granting in part and denying in part the renewed motion to dismiss and denying Plaintiffs' motion for leave to file a sur-reply. The District Court dismissed all claims against Mr. Denton, and claims against the Company and Mr. Heyward based on all but one of the complained-of statements. However, the District Court determined that Plaintiffs had adequately pled a Section 10(b) claim based on March 2020 statements concerning the number of times that the Rainbow Rangers cartoon was airing on Nickelodeon. As to the other alleged misstatements that were dismissed, and as to any claims against Mr. Denton, the District Court granted Plaintiffs leave to amend their pleading another time. On March 3, 2025, Plaintiffs filed a Third Amended Complaint, seeking again to assert claims against the Company and Mr. Heyward related to the four alleged misstatements that survived the Ninth Circuit appeal; they did not replead any claims against Mr. Denton. Defendants intend to file another motion to dismiss directed to the Third Amended Complaint. Under a briefing schedule that has been entered by the Court, that motion must be filed by April 14, 2025. Briefing extends into late June, and a hearing has been scheduled for July 14, 2025. We cannot predict the outcome of the motion.

Meanwhile, as previously reported, the parties elected to mediate the dispute, as well as the shareholder derivative actions referenced below in Item 2, before Phillips ADR. The mediation was held December 9, 2024. The case did not settle during the mediation. In light of the District Court's February 4, 2025, order, however, the mediator has reached out to the parties to determine whether there is a basis now to resolve the dispute. While the Company has advised that it would like to settle the lawsuit, the mediator has not reported back concerning his discussions with Plaintiffs' counsel. We cannot predict whether the parties will decide to continue with mediation or, if they do, whether they will be able to reach a settlement of the case and of related shareholder derivative litigation on terms acceptable to the parties.

As previously disclosed, the Company, its Chief Executive Officer Andy Heyward, and its former Chief Financial Officer Robert Denton were named as defendants in a putative class action lawsuit filed in the U.S. District Court for the Central District of California and styled In re Genius Brands International, Inc. Securities Litigation, Master File No. 2:20-cv-07457 DSF (RAOx). Lead plaintiffs alleged generally that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act") by issuing allegedly false or misleading statements about the Company, initially over an alleged class period running from March into early July 2020. Plaintiffs sought unspecified damages on behalf of the alleged class of persons who invested in the Company's common stock during the alleged class period. Defendants moved to dismiss lead plaintiffs' amended complaint, and in a decision issued on August 30, 2021, the Court dismissed the amended complaint but granted lead plaintiffs a further opportunity to plead a claim.

In September 2021, lead plaintiffs filed a second amended complaint, naming the same defendants. The new complaint alleged again that the Company made numerous—depending on how one counted, more than two dozen - false or misleading statements about the Company's business and business prospects, this time over an expanded alleged class period that extended into March 2021. They again alleged that these misstatements violated Section 10(b) and 20(a) of the Exchange Act. Lead plaintiffs again sought unspecified damages on behalf of an alleged class of persons who invested in the Company's common stock during the expanded alleged class period. In November 2021, the defendants filed a motion to dismiss the second amended complaint. On July 15, 2022, the Court issued a decision dismissing the second amended complaint in its entirety and with prejudice.

On August 12, 2022, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit. After a full briefing of the appeal, a panel of the Court of Appeals held oral argument on the appeal on November 6, 2023, and took the matter under submission.

On April 5, 2024, the Appellate Court issued its opinion, affirming in part and reversing in part the decision of the District Court. The Appellate Court affirmed the dismissal of certain claims pertaining to Company statements where it found that Plaintiffs failed to adequately plead a 10(b) cause of action but reversed the lower court's dismissal of claims related to four of the Company's alleged misstatements, finding that, in three of those instances, the Plaintiffs adequately pleaded loss causation, and in one instance adequately alleged a misleading statement. The Court of Appeals did not address other elements of any claims based on these four complained-of statements, noting that the District Court should address those issues on remand.

The matter was remanded to the District Court in May 2024. By order entered June 4, 2024, the Court directed the defendants to file a renewed motion to dismiss on a schedule to be proposed by the parties. Consistent with that order, Defendants filed their renewed motion on July 29, 2024. Plaintiffs filed the opposition to the motion on September 16, 2024, and Defendants filed a reply brief on October 16, 2024. The District Court subsequently vacated the hearing on the renewed motion to dismiss (including plaintiffs' motion for leave to file a sur-reply) that had been scheduled for November 4, 2024, determining that the matter could be resolved by the Court based on the parties' written submissions.

Shareholder Derivative Actions:

Since the Company's last quarterly report, there have been no developments in the shareholder derivative actions involving the Company. Related to the securities class action, the Company's directors (other than Dr. Cynthia Turner-Graham and Michael Hirsh), together with Messrs. Heyward and Denton and former director Michael Klein, have been named as defendants in several putative stockholder derivative lawsuits. As previously disclosed, these include a consolidated proceeding pending in the U.S. District Court for the Central District of California and styled *In re Genius Brands Stockholder Derivative Litigation*, Case No. 2:20-cv-08277 DSF (RAOx); an action filed in the Los Angeles County Superior Court captioned *Ly, etc. v. Heyward, et al.*, Case No. 20STCV44611; and an additional case pending in the U.S. District Court for the District of Nevada, styled *Miceli, etc. v. Heyward, et al.*, Case No. 3:21-cv-00132-MMD-WGC. While the allegations and legal claims vary somewhat among the derivative actions, they all generally allege that the defendants breached fiduciary duties owed to the Company. The plaintiffs, all alleged stockholders of the Company, purport to sue on behalf and for the benefit of the Company. Accordingly, the derivative plaintiffs seek no recovery from the Company. Instead, as a stockholder derivative action, the Company is named as a nominal defendant. Pursuant to agreements among the parties, the courts in all of the derivative lawsuits have stayed proceedings pending the outcome of the securities litigation. As the Company cannot predict the outcome of the securities litigation, it is likewise unable to predict the outcome of the shareholder derivative lawsuits.

Section 16(b) Litigation:

As previously disclosed, the Company is also a nominal defendant in an action filed on January 11, 2022, in the U.S. District Court for the Southern District of New York and styled *Todd Augenbaum v. Anson Investments Master Fund LP, et al.*, Case No. 1:22-cv-00249 AS. The action, which again purports to be brought on behalf and for the benefit of the Company, seeks the recovery under Section 16(b) of the Exchange Act of supposed short-swing profits allegedly realized by roughly a dozen persons and entities that participated as investors in certain of the Company's private placements of securities in 2020. Plaintiff Augenbaum, who purports to be a Company stockholder, filed his lawsuit after issuing a demand to the Company's Board of Directors asking that the Company sue the investor defendants. The Company rejected the demand in late December 2021, and Mr. Augenbaum sued a few weeks later, as Section 16(b) permits him to do. No Company officer or director is among the defendants. The defendant investors filed motions to dismiss the action. After full briefing, the court, by order entered March 30, 2023, granted the motion to dismiss with leave to amend. Plaintiff subsequently filed his First Amended Complaint on May 1, 2023. Defendants moved to dismiss again. After a full briefing and oral argument, the Court (with a new judge now sitting) denied the motion to dismiss by order entered on January 24, 2024. The parties then engaged in extensive fact discovery, which closed in October 2024. The parties proceeded with expert discovery. Following the completion of expert discovery in December 2024, Plaintiff and the various Defendants filed cross-motions for summary judgment in mid-January 2025. Opposition papers on those motions were filed February 26, 2025. Replies are due March 26, 2025, with certain papers related to collateral motions due a week later. The Court has not yet responded to the parties' requests for argument on the cross-motions, and we cannot predict the outcome of the motions.

With those motions pending, the parties met on March 11, 2025, to try to mediate the dispute before Phillips ADR. The mediation was unsuccessful, and no further mediation sessions are scheduled. To the extent the case continues following disposition of the cross-motions for summary judgment, pre-trial proceedings have concluded and the case will presumably proceed to trial. As of this writing, the Court still has not set a trial date. As previously noted, Plaintiff seeks no relief from the Company; indeed, he seeks monetary relief for the Company. In any event, the Company cannot predict the outcome of the case.

In connection with the Augenbaum lawsuit, two of the investor groups named as defendants (the "demanding defendants") have made a demand on the Company for indemnification pursuant to terms of an indemnity provision of the securities purchase agreements under which they invested in the Company. The Company believes the indemnity provision to be inapplicable and has rejected the demands. The Company and the demanding defendants have entered into standstill agreements and the parties have agreed to defer resolution of the indemnification matter pending resolution of the underlying litigation. In addition, the Company's placement agent for the offerings at issue, Special Equities Group ("SEG"), was subpoenaed by Mr. Augenbaum. Pursuant to its placement-agent agreement with the Company, which covers a relationship broader than the offerings at issue, SEG demanded indemnification from the Company for its legal fees to comply with that subpoena. While reserving its rights, the Company believes that SEG has an indemnity claim under the governing placement agent agreement that likely has more merit than the demanding defendants' demands. The Company cannot predict whether other parties may issue indemnification demands, or the outcome of any future proceedings that might arise concerning the such demands.

Demand Letter:

The Company received a demand letter from Dawson James Securities ("Dawson") on or about April 22, 2024, alleging it was owed commissions and fees arising from the Company's offering of securities announced on April 18, 2024. The Company disputes Dawson's asserted entitlement to commissions and fees.

In all of the above-mentioned active proceedings, the Company has denied and continues to deny any wrongdoing and intends to defend the claims vigorously. The Company maintains a program of directors' and officers' liability insurance that, subject to the insurers' reservations of rights, has offset a portion of the costs of defending the securities class action litigation, and that the Company expects will afford coverage for some costs of the other shareholder litigation should any of those cases proceed.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

On June 23, 2023, we changed our name from Genius Brands International, Inc. to Kartoon Studios, Inc. through our merger with and into our wholly owned subsidiary. On June 26, 2023, we transferred our listing of our common stock from the Nasdaq Capital Market ("Nasdaq") to NYSE American LLC ("NYSE American"). In connection with listing on NYSE American, we voluntarily delisted our common stock from Nasdaq. Our common stock began trading on NYSE American under the new symbol "TOON" on June 26, 2023.

On February 10, 2023, we effected a 1-for-10 reverse stock split of our outstanding shares of common stock. The reverse stock split proportionately reduced the number of shares of authorized common stock from 400,000,000 to 40,000,000 shares. The reverse split also applied to common stock issuable upon the exercise of our outstanding warrants and stock options. The reverse split did not affect the authorized preferred stock of 10,000,000 shares. Unless noted, all references to shares of common stock and per share amounts contained in this Annual Report on Form 10-K have been retroactively adjusted to reflect a 1-for-10 reverse stock split.

Stockholders

As of March 31, 2025, there were approximately 191 stockholders of record of our common stock, although we believe there to be a significantly larger number of beneficial owners of our common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not currently anticipate paying any cash dividends in the foreseeable future.

Equity Compensation Plan Information

Information about our equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Annual Report.

Recent Sales of Unregistered Securities

On February 3, 2025, we issued 126,743 shares of common stock valued at $0.79 per share for charity event registration fee.

The issuance of the shares of common stock was exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Company Purchases of Equity Securities

The table below summarizes such repurchase during the quarterly period ended December 31, 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2024 - October 31, 2024	–	$ –	–	–
November 1, 2024 – November 30, 2024	–	–	–	–
December 1, 2024 - December 31, 2024	–	–	–	–
Total	–	$ –	–	–

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide readers of our consolidated financial statements with the perspectives of management. This should allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends, and future prospects. It should be noted that the MD&A contains forward-looking statements that involve risks and uncertainties. Please refer to the section entitled "Cautionary Note Regarding Forward-Looking Statements" immediately preceding Part I for important information to consider when evaluating such statements.

This section of this Annual Report on Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023.

Overview

Our production services business is focused on creating high-quality original and for hire content in the most efficient way possible. To achieve this, our Mainframe Studios division, the main driver of this business, is exploring more ways to improve operations by adopting a more flexible and efficient approach. This includes collaborating with outsource partners and utilizing AI technology to streamline processes and drive efficiencies within the organization. With over 1,200 episodes, 70 movies, and three feature films to its credit, the division has partnered with major industry players to produce acclaimed series such as "*Barbie Dreamhouse Adventures,*" "*Octonauts: Above & Beyond,*" and "*Unicorn Academy.*"

Our content distribution business is focused on achieving scale across our networks, including *Kartoon Channel!*, Frederator, Ameba, and *Kartoon Channel!* Worldwide. Revenue growth is expected to be driven by the continued focus on licensed content and exploitation of our current content such as Stan Lee, Shaq's Garage, Rainbow Rangers and many more. Continued profit growth should be realized the more we can scale the business across our platforms. In addition, we have implemented and are continuing to look at artificial intelligence ("AI") tools to reduce the cost of operating distribution expenses such as dubbing expenses, video resolution upscaling and converting between 2D and 3D.

We believe that our licensing and royalties business has the most upside and potential for us of all our business lines. We are looking to take advantage of our incredible set of Stan Lee assets to drive consumer products - both digitally and physically. We plan to focus on utilizing all of our IP assets further in 2025 and beyond.

Our media advisory and advertising services business is focused on driving deal flow opportunities and winning annuity business through retainers and projects. The team continues to focus on the toy business, but also expansion into tangential industries such as family and travel. The team has expanded their reach over the past 12-18 months by leveraging their relationships with influencers to promote products and provide bespoke marketing initiatives for the clients.

April 2024 Offering

On April 23, 2024, pursuant to the terms of a securities purchase agreement, dated April 18, 2024 (the "SPA"), we closed a registered direct offering of the sale of 3,900,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), and pre-funded warrants to purchase up to 100,000 shares of Common Stock (the "Pre-funded Warrants") to an institutional investor (the "Investor"), at $1.00 per share of Common Stock and $0.99 per Pre-funded Warrant, for aggregate gross proceeds of approximately $4,000,000, prior to deducting placement agent fees and other offering expenses. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by us in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrants.

"Winnie-the-Pooh" Project Financing

On June 21, 2024, we announced the launch of "Winnie-the-Pooh" on the Kartoon Channel through a $30.0 million joint venture (the "JV") with Catalyst Venture Partners ("Catalyst"). The binding term sheet governing the JV stipulates after Catalyst recoups its investment with 10% premium, the ownership and profit split between the partners is 60% to Kartoon Studios and 40% to Catalyst Venture Partners. "Winnie-the-Pooh" is based on the designs and stories of one of the most successful brands of all time, A.A. Milne's "Winnie-the-Pooh," a property that has generated over $80 billion in sales over the last four decades and is estimated to currently generate $3-$6 billion per year. Catalyst has agreed to provide the full amount of the production financing with the plan to include an animated holiday movie, 5 holiday specials and 4 seasons of episodic series.

December 2024 Offering

On December 18, 2024, we closed an offering (the "December 2024 Offering") for aggregate gross proceeds of approximately $4,496,480 from one institutional investor and issued to such investor 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. We incurred a placement agent fee of approximately $389,754 and issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, we determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities due to settlement provisions requiring shareholder approval. The liability-classified warrants will be subsequently measured at fair value, with changes recognized in earnings. In accordance with applicable accounting standards, we allocated the total proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, we recorded a non-cash loss of $1.0 million. Executing the transaction was driven by several strategic considerations. The capital injection strengthened our liquidity position, supporting project development and ongoing operations. Additionally, while the warrants resulted in a non-cash accounting loss due to their fair value measurement, they did not impact our cash flows. Furthermore, our management believes, that the offering was beneficial from a market visibility perspective.

"Andrew The Big BIG Unicorn" Owned IP Project

On August 28, 2024, Mainframe Studios, our affiliate, announced that it is co-producing Andrew the Big BIG Unicorn, an animated children's series, in collaboration with Pirate Size Productions (Australia) and Infinite Studios (Singapore/Indonesia). The series (40 episodes, seven minutes each) is targeted at preschool audiences and follows the adventures of a young rhino living as a very big unicorn. The project is targeted for delivery in March 2026. The production is commissioned by ABC (Australia), CBC (Canada), and SRC (Canada), with Kartoon Studios retaining international distribution, licensing, and merchandising rights. The series will premiere on ABC Kids and ABC iview in Australia and on CBC Kids, Radio-Canada, CBC Gem, and ICI TOU.TV in Canada. The project reflects our ongoing commitment to expanding its global content production footprint and leveraging strategic partnerships in key international markets.

Results of Operations

Our summary results for the years ended December 31, 2024 and December 31, 2023 are below:

Revenue

	Year Ended December 31,		Change	% Change
	2024	**2023**		
	(in thousands, except percentages)			
Production Services	$ 17,850	$ 26,799	$ (8,949)	(33)%
Content Distribution	9,607	11,698	(2,091)	(18)%
Licensing and Royalties	298	649	(351)	(54)%
Media Advisory and Advertising Services	4,836	4,939	(103)	(2)%
Total Revenue	**$ 32,591**	**$ 44,085**	**$ (11,494)**	**(26)%**

Production services revenue was generated specifically by Mainframe Studios providing animation production services. Revenue for production services is recognized over time on a percentage of completion basis, therefore, as the projects are still in progress, we recognize revenue based upon the proportion of costs incurred cumulatively to total expected costs. Consequently, less revenue is recognized during the periods in which the projects are near completion or completed. The production services revenue for the year ended December 31, 2024 was 33% lower than the production services revenue recognized during the year ended December 31, 2023. The decrease was primarily due to a lower volume of animation production services projects in progress during the year ended December 31, 2024 as compared to the prior year period.

Revenue related to content distribution on AVOD and SVOD, including advertising sales for the year ended December 31, 2024, decreased by 18% as compared to the year ended December 31, 2023. This was primarily due to a decrease in content revenue from Frederator's creator network on YouTube of $1.7 million for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The decrease in Frederator's creator network revenue from YouTube was due to overall less viewership as compared to the prior year period. In addition, the decline in content distribution revenue was partially due to a decrease in Wow's IP production revenue of $0.3 million, as there were no new IP projects delivered during the year ended December 31, 2024.

Revenue related to our licensing and royalties for the year ended December 31, 2024 decreased by 54% as compared to the year ended December 31, 2023, primarily due to lower amounts earned from our license deals related to our consumer products agreements and music licensing agreements, which decreased by $0.3 million.

Revenue generated by media advisory and advertising services for the year ended December 31, 2024 decreased by 2% as compared to the year ended December 31, 2023, primarily due to lower net renewal activity and fewer media purchases from clients during the year ended December 31, 2024.

Expenses

| | Year Ended December 31, | | | |
| | 2024 | 2023 | Change | % Change |
	(in thousands, except percentages)			
Marketing and Sales	$ 1,243	$ 2,651	$ (1,408)	(53)%
Direct Operating Costs	23,134	40,399	(17,265)	(43)%
General and Administrative	25,210	35,324	(10,114)	(29)%
Impairment of Property and Equipment	–	134	(134)	100%
Impairment of Intangible Assets	–	4,413	(4,413)	(100)%
Impairment of Goodwill	–	33,534	(33,534)	(100)%
Total Expenses	**$ 49,587**	**$ 116,455**	**$ (66,868)**	**(57)%**

The decrease in marketing and sales expenses for the year ended December 31, 2024, as compared to the year ended December 31, 2023, was primarily due to cost saving efforts during the year ended December 31, 2024 and the recognition of marketing expenses related to stock issued for services of $1.2 million for our Shaq's Garage series in the year ended December 31, 2023, which were not incurred during the current year period.

Direct Operating Costs during the year ended December 31, 2024 consisted primarily of salaries and related expenses for the animation production services employees of Wow and Frederator. Creator network channel expenses, licensing and production of content costs, such as participation expenses related to profit sharing obligations with various animation studios, post-production studios, writers, directors, musicians or other creative talent that had rendered services and amortization, including any write-downs of film and television costs, make up the remainder of Direct Operating Costs. The decrease was primarily due to a $7.4 million reduction in Wow's animation production services costs for the year ended December 31, 2024, as compared to the prior year. The decrease was mainly from a reduction in salary costs, net of tax credits, as a result of a reduction in headcount on a lower volume of service production projects in the current year, as compared to the year ended December 31, 2023. The decrease was also due to a reduction in film amortization expense recognized during the year ended December 31, 2024 of $7.3 million as compared to the year ended December 31, 2023 as a result of less film and television production and no impairment recognized during the current year. In addition, costs associated with Frederator's creator network and licensing and royalties for the year ended December 31, 2024 decreased by $2.4 million compared to the prior year period. The decrease was mainly due to a reduction in payments to our creator network members and aligned with the decline in Frederator creator network revenue.

The $10.1 million decrease in general and administrative expenses for the year ended December 31, 2024 as compared to the year ended December 31, 2023 was driven by a decrease of $2.0 million in stock-based compensation expense and a decrease of $1.2 million in depreciation and amortization mainly due to impairment related asset reductions in prior period. Additionally, we observed a reduction of $6.8 million in overhead costs primarily due to cost-saving initiatives.

During the year ended December 31, 2024, we performed an impairment assessment of our intangible assets including our definite-lived intangible assets and our indefinite-lived intangible assets. Based on the results of our impairment testing, we concluded that the carrying amounts of our intangible assets remained recoverable, and no impairment charge was required. During the year ended December 31, 2023, we reassessed our nonfinancial assets, including our definite-lived intangible assets, our indefinite-lived intangible assets and our remaining goodwill for impairment. As a result, we recorded an impairment charge to our property and equipment of $0.1 million, our definite-lived intangible assets of $2.8 million, our indefinite-lived intangible assets of $1.7 million and our goodwill recorded within the Content Production and Distribution reporting unit of $33.5 million in our consolidated statement of operations.

Other Income (Expense), net

Components of Other Income (Expense), net are summarized as follows:

	Year Ended December 31,		
	2024		**2023**
Interest Expense (a)	$ (779)	$	(3,126)
Warrant Expense (b)	–		(12,664)
Gain on Revaluation of Warrants (c)	63		10,373
Gain (Loss) on Revaluation of Equity Investment in YFE (d)	(1,627)		2,314
Loss on transaction (e)	(985)		–
Realized Loss on Marketable Securities Investments (f)	(611)		(4,496)
Gain (Loss) on Foreign Exchange (g)	(2,138)		641
Interest Income (h)	168		622
Loss on Early Lease Termination (i)	–		(258)
Finance Lease Interest Expense (j)	(87)		(189)
Other (k)	2,008		978
Other Income (Expense), net	$ (3,209)	$	(2,679)

(a) Interest Expense during the year ended December 31, 2024 primarily consisted of $0.1 million of interest incurred on the margin loan and $0.7 million of interest incurred on production facilities and bank indebtedness. Interest Expense during the year ended December 31, 2023 primarily consisted of $1.5 million of interest incurred on the margin loan and $1.5 million of interest incurred on production facilities and bank indebtedness.

(b) During the year ended December 31, 2023 we recorded a warrants expense of $12.7 million related to the fair value of Exchange Warrants that were issued during the year ended December 31, 2023 to certain existing warrant holders in exchange for previously issued outstanding warrants.

(c) The Gain on Revaluation of Warrants recorded during the year ended December 31, 2024 is related to the remeasurement of 89,286 outstanding liability warrants expiring in March 2025 The Gain on Revaluation of Warrants during the year ended December 31, 2023 is primarily related to the changes in fair value of the Exchange Warrants of $10.4 million recorded prior to the warrants being reclassified to stockholder's equity. The decrease in fair value was due to decreases in market price.

(d) As accounted for using the fair value option, the Loss on Revaluation of Equity Investment in YFE of $1.6 million recorded in the year ended December 31, 2024, is a result of the decreases in YFE's stock price as of the current reporting period when compared to the prior reporting period. This excludes the impact of foreign currency recorded separately.

(e) The Company allocated the total December 2024 offering transaction proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, the Company recorded a non-cash loss of $1.0 million

(f) The Realized Loss on Marketable Securities Investments of $0.6 million recorded in the year ended December 31, 2024, reflects the loss that will not be recovered from the investments due to selling securities and issuers' prepayments of principals on certain mortgage-backed securities.

(g) The Loss on Foreign Exchange during the year ended December 31, 2024 primarily related to the revaluation of the YFE investment, resulting in a loss of $2.2 million due to the euro strengthening against the U.S. dollar as compared to year ended December 31, 2023 in which a gain of $0.5 million was recognized.

(h) Interest Income during the year ended December 31, 2024 primarily consisted of interest income of $0.1 million, net of premium amortization expense, recorded for the investments in marketable securities. Interest Income during the year ended December 31, 2023 primarily consisted of interest income of $0.5 million, net of premium amortization expense, recorded for the investments in marketable securities.

(i) The Loss on Early Lease Termination is due to early termination of the Lyndhurst, NJ office lease, effective August 1, 2023. The loss includes fees of $0.2 million and the write-down of assets and liabilities resulting in an additional $0.1 million loss.

(j) The Finance Lease Interest Expense represents the interest portion of the finance lease obligations for equipment purchased under an equipment lease line.

(k) During the year ended December 31, 2024, we recorded $1.2 million in other income related to Employee Retention Tax Credit ("ERTC") Receivable, $0.6 million late fees contract interest income and $0.1 million domain sale income. During the year ended December 31, 2023, we wrote-off a liability in the amount of $0.9 million that had legally expired during the fourth quarter of 2023 under the statute of limitations on debt collection, resulting in an increase in other income.

Liquidity and Capital Resources

As of December 31, 2024, we had cash of $8.4 million, which increased by $4.3 million as compared to December 31, 2023. The increase was primarily due to cash provided by investing activities of $10.0 million, the effect of exchange rate of $0.9 million, offset by cash used in operating activities of $3.5 million and cash used in financing activities of $3.1 million. The cash used in financing activities was primarily due to repayment of the production facilities and bank indebtedness $8.6 million, and payments on finance leases of $1.7 million, offset by the proceeds received from the securities purchase agreement of $7.5 million. The cash provided by investing activities was primarily due to sales and maturities of marketable securities of $10.0 million.

During the year ended December 31, 2024, we met our immediate cash requirements through existing cash balances. Additionally, we used equity and equity-linked instruments to pay for services and compensation. We believe that our current cash balances and our investments in available for sale marketable securities are sufficient to support our operations for at least the next twelve months. To meet our short and long-term liquidity needs, we expect to use existing cash and marketable securities balances.

During the year ended December 31, 2024, we derived a significant amount of funds from the sale of our equity securities and loans. On April 23, 2024, we closed the April 2024 Offering selling 3,900,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), and pre-funded warrants to purchase up to 100,000 shares of Common Stock (the "Pre-funded Warrants"), at $1.00 per share of Common Stock and $0.99 per Pre-funded Warrant, for aggregate gross proceeds of approximately $4,000,000, prior to deducting placement agent fees and other offering expenses. On December 18, 2024, we closed the December 2024 Offering, raising aggregate gross proceeds of approximately $4,496,480 and issuing 4,375,000 shares of Common Stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of Common Stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of Common Stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of Common Stock.

As of December 31, 2024, we held available-for-sale marketable securities with a fair value of $2.0 million, a decrease of $9.9 million as compared to December 31, 2023 due to sales and maturities during the year ended December 31, 2024. The available-for-sale securities consist principally of corporate and government debt securities and are also available as a source of liquidity.

As of December 31, 2024 and December 31, 2023, our margin loan balance was $0.9 million and $0.8 million, respectively. During the year ended December 31, 2024, we borrowed an additional $11.0 million from our investment margin account and repaid $10.9 million primarily with cash received from sales and maturities of marketable securities. The borrowed amounts were primarily used for operational costs. The interest rates for the borrowings fluctuate based on the Fed Funds Upper Target plus 0.60%. The weighted average interest rates were 0.46% and 0.98% on average margin loan balances of $1.02 million and $27.4 million as of December 31, 2024 and December 31, 2023, respectively. We incurred interest expense on the loan of $0.1 million and $1.5 million during the years ended December 31, 2024 and December 31, 2023, respectively. The investment margin account borrowings do not mature but are collateralized by the marketable securities held by the same custodian and the custodian can issue a margin call at any time, effecting a payable on demand loan. Due to the call option, the margin loan is recorded as a current liability on our consolidated balance sheets.

In the second and third quarter of 2024, we were not in compliance with financial covenant calculations related to the revolving demand facility and equipment lease line. As a result of these financial covenant violations, we and the lender agreed to an early repayment of the equipment leases under the equipment lease line and the revolving demand facility in the fourth quarter of 2024. As of December 31, 2024, we are no longer subject to financial and customary affirmative and negative non-financial covenants on the revolving demand facility and equipment lease agreements that were repaid in full and terminated in the fourth quarter of 2024.

Over the next 12 months, the Company expects to use cash primarily to fund ongoing operations, content production, and strategic growth initiatives. Management believes that the future cash needs can be addressed through a combination of actions within its control, including cost reductions, optimization of working capital, and securing licensing and distribution advances. Other potential sources of liquidity that are outside of the Company's control include receipt of IRS Employee Retention Tax Credits, warrant redemptions, or proceeds from capital raises. Any of these will help improve the Company's liquidity position and depend on external factors such as IRS processing timelines, market conditions, and investor participation. Based on current cash balances and the ability to execute on planned initiatives, management believes it has sufficient liquidity to meet its obligations for at least the next 12 months.

Working Capital

As of December 31, 2024, we had current assets of $34.7 million, including cash of $7.9 million, restricted cash of $0.5 million and marketable securities of $2.0 million, and our current liabilities were $33.4 million. We had working capital of $1.2 million as of December 31, 2024 as compared to working capital of $10.0 million as of December 31, 2023. These balances exclude the related party note receivable of $1.4 million, which has been reclassified from current to noncurrent assets. The decrease of $8.8 million was due to a decrease of $21.0 million in current assets and a decrease of $12.2 million in current liabilities compared to prior year. A decrease in current assets is primarily driven by a decrease of $9.9 million in marketable securities investments, a decrease of $10.4 million in production tax credit receivable position, a decrease of $6.1 million in accounts receivable, offset by an increase in cash of $4.3 million and an increase of $1.3 million in other receivable related to ERTC A decrease in current liabilities is primarily driven by a decrease of $6.1 million in production facilities, a decrease by $4.9 million in accounts payable, a decrease of $2.9 million in bank indebtedness, partially offset by an increase of $2.9 million in deferred revenue.

Comparison of Cash Flows for the Years Ended December 31, 2024 and December 31, 2023

Our total cash for the years ended December 31, 2024 and December 31, 2023 was $7.9 million and $4.1 million, respectively.

	Year Ended December 31,				
	2024		**2023**		**Change**
	(in thousands)				
Net Cash Used in Operating Activities	$	(3,489)	$	(16,092)	$	12,603
Net Cash Provided by Investing Activities		10,012		73,858		(63,846)
Net Cash Used in Financing Activities		(3,131)		(60,802)		57,671
Effect of Exchange Rate Changes on Cash		898		(301)		1,199
Increase (Decrease) in Cash	**$**	**4,290**	**$**	**(3,337)**	**$**	**7,627**

Change in Operating Activities

Items necessary to reconcile from net loss to cash used in operating activities included net noncash expenses of $9.9 million for the year ended December 31, 2024 as compared to net noncash expenses of $59.3 million for the year ended December 31, 2023. The majority of the decrease of $49.4 million was primarily due to the absence of prior impairment expenses of our long-lived assets, intangible assets and goodwill of $45.0 million recorded during the year ended December 31, 2023 and decrease of fair value of the warrant liability by $12.7 million compared to the prior year. In addition, the Company observed a decrease in realized loss on marketable securities by $3.9 million due to the lower sales of our marketable securities prior to their maturity date, a decrease in our stock-based compensation of $2.0 million due to the absence of accelerations in vesting that occurred in the prior year, a decrease in the amortization of Right-of-Use Assets of $1.0 million due to prior year impairments, a decrease of $1.2 million in marketing expenses paid by stock that only occurred in the prior year and a decrease of $0.9 million in write-offs of disputed accounts payable that also occurred only in the prior year. Additionally, the Company observed a decrease in the amortization of film and television costs of $0.4 million. The decrease is offset by an increase of $10.3 million related to revaluation of the warrants, an increase of $1.0 million related to loss on financing transaction, an increase of $1.0 million related to the deferred tax balance and an increase related to the change of $5.5 million in the total fair value of the equity investment in YFE which consist of market valuation and FX impact.

Items necessary to reconcile from net loss to cash provided by operating activities included operating asset and liability activities of $7.6 million in the year ended December 31, 2024 and $1.8 million as of December 31, 2023. The net decrease of $5.8 million in operating asset and liability activities to cash provided by operating activities was primarily due to a decrease of $6.0 million in operating assets activity. This was primarily due to an increase of $8.5 million in net receipts of outstanding accounts receivable due to completion of multiple projects, and an increase in net receipts tax credits during the current year of $1.1 million related to completed projects, partially offset by a decrease in prepaids balance of $0.5 million, a decrease of $1.2 million representing the outstanding balance of the ERTC receivable as of December 31, 2024, and a reduction in other receivables of $1.1 million. A increase in operating liabilities activity was $0.3 million, primarily due to a decrease in accounts payable of $10.2 million, offset by an increase of $9.0 million in deferred revenue, representing cash received in advance for projects not yet recognized.

Change in Investing Activities

The decrease of $63.8 million in cash provided by investing activities to $10.0 million at December 31, 2024 from cash provided by investing of $73.8 million at December 31, 2023 was primarily due to a decrease in proceeds from the sales and maturities of marketable securities of $62.6 million during the year ended December 31, 2024.

Change in Financing Activities

The decrease in cash used in financing activities of $57.7 million was primarily due to a decrease in repayments of our margin loan and production facilities of $73.2 million, and increase in proceeds from securities purchase agreement of $7.5 million; partially offset by less proceeds drawn from the margin loan and production facilities of $14.2 million, an absence of warrant exchange proceeds of $5.3 million received in prior year, and an increase in repayments of bank indebtedness for $3.9 million.

Material Cash Requirements

We have entered into arrangements that contractually obligate us to make payments that will affect our liquidity and cash flows in future periods. Our material cash requirements from known contractual and other obligations primarily relate to our debt and lease obligations and our employment and consulting contracts. The aggregate amount of future minimum purchase obligations under these agreements over the period of next five years is approximately $27.1 million as of December 31, 2024, of which about $18.9 million could be owed within one year. Included in the amount that could be due within one year is the margin loan current balance of $0.9 million and production facilities of $9.3 million.

We plan to utilize our liquidity (as described above) to fund our material cash requirements.

As of December 31, 2024, we had $0.3 million in commitments for capital expenditures, related to equipment leases.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles, or GAAP. This requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. The following accounting policies involve critical accounting estimates because they are particularly dependent on estimates and assumptions made by management. We also have other significant accounting policies that are relevant to understanding our results. For additional information about these policies, see Note 2 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information available at the time. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Variable Interest Entities

We hold an interest in Stan Lee University ("SLU"), an entity that is considered a variable interest entity ("VIE"). The variable interest relates to 50% ownership in the entity that is comprised of the Stan Lee Assets and that requires additional financial support from us to continue operations. We are considered the primary beneficiary and are required to consolidate the VIE.

In evaluating whether we have the power to direct the activities of a VIE that most significantly impact its economic performance, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and our decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity's future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether we have the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, we evaluate all of our economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity's design, including the entity's capital structure, contractual rights to earnings (losses), subordination of our interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have the potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of our economic interests is a matter that requires the exercise of professional judgment. We continuously assess whether we are the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in us consolidating its collaborators or partners.

Foreign Currency Forward Contracts

Our wholly-owned subsidiary, Wow, is exposed to fluctuations in various foreign currencies against its functional currency, the Canadian dollar. Wow uses foreign currency derivatives, specifically foreign currency forward contracts ("FX forwards"), to manage its exposure to fluctuations in the CAD-USD exchange rates. FX forwards involve fixing the foreign currency exchange rate for delivery of a specified amount of foreign currency on a specified date. The FX forwards are typically settled in CAD for their fair value at or close to their settlement date. We do not currently designate any of the FX forwards under hedge accounting and therefore reflect changes in fair value as unrealized gains or losses immediately in earnings as part of the revenue generated from the transactions hedged. We do not hold or use these instruments for speculative or trading purposes.

Per FASB ASC 815-10-45, *Derivatives and Hedging*, we have elected an accounting policy to offset the fair value amounts recognized for eligible forward contract derivative instruments. Therefore, we present the asset or liability position of the FX Forwards that are with the same counterparty net as either an asset or liability in our consolidated balance sheets.

Tax Credits Receivable

The Canadian federal government and certain provincial governments in Canada provide programs that are designed to assist film and television production in the form of refundable tax credits or other incentives.

Estimated amounts receivable in respect of refundable tax credits are recorded as an offset to the related production operating cost, or to investment in film and television costs when the conditions for eligibility of production assistance based on the government's criteria are met, the qualifying expenditures are made and there is reasonable assurance of realization. Determination of when and if the conditions of eligibility have been met is based on management's judgment, and the amount recognized is based on management's estimates of qualifying expenditures. The ultimate collection of previously recorded estimates is subject to ordinary course audits from the Canada Revenue Agency ("CRA") and provincial agencies. Changes in administrative policies by the CRA or subsequent review of eligibility documentation may impact the collectability of these estimates. We continuously review the results of these audits to determine if any circumstances arise that in management's judgment would result in a previously recognized amount to be considered no longer collectible.

We classify the majority of the tax credits receivable as current based on their normal operating cycle. Government assistance, in the form of refundable tax credits, is relied upon as a key component of production financing. These amounts are claimed from the CRA through the submission of income tax returns and can take up to 18 to 24 months from the date of the first tax credit dollar being earned to being received. As this financing is fundamental to our ability to produce animated productions and generate revenue in the normal course of business, the normal operating cycle for such assets is considered to be a 12-to-24-month period, or the time it takes for the CRA to assess and refund the tax credits earned.

As of December 31, 2024 and December 31, 2023, $12.7 million and $20.7 million in tax credit receivables related to Wow's film and television productions were recorded, net of $0.6 million and $0.5 million, respectively, recorded as an allowance for credit loss. As of December 31, 2024, $2.4 million, in tax credits receivable net of $0.4 million allowance for credit loss was presented as non-current asset. The Company did not have any non-current tax credits receivable as of December 31, 2023.

Employee Retention Tax Credit (ERTC)

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, providing numerous tax provisions and other stimulus measures, including the Employee Retention Tax Credit. The Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the American Rescue Plan Act of 2021 extended the availability of the ERTC. The Company accounted for the ERTC as a gain contingency in accordance with ASC 450-30 - *Gain Contingencies*. Under this standard, the ERTC was recognized only after the contingency was resolved and deemed realizable.

During the year ended December 31, 2024, we recognized an ERTC benefit totaling $1.2 million. This amount is included in Other Income (Expense) in the consolidated statements of operations. As of December 31, 2024 we had not received any refunds related to the ERTC and we had an outstanding receivable of $1.2 million which is recorded in other current assets in the consolidated balance sheet. Subsequent to December 31, 2024 we received $0.2 million of ERTC refunds from the IRS, updating the outstanding receivable to $1.0 million. The Company did not record any ERTC benefits in the year ended December 31, 2023.

Film and Television Costs

We capitalize production costs for episodic series produced in accordance with FASB ASC 926-20, *Entertainment-Films - Other Assets - Film Costs*. Accordingly, production costs are capitalized at actual cost and amortized using the individual-film-forecast method, whereby these costs are amortized, and participations costs are accrued based on the ratio of the current period's revenues to management's estimate of ultimate revenue expected to be recognized from each production. There are usually three stages for production projects with different costs incurred at each stage:

Productions in Development

Development costs include the costs of acquiring film rights to books, scripts or original screenplays and the third-party costs to adapt such projects, including visual development and design. Advances or contributions received from third parties to assist in development are deducted from these costs.

Productions in Progress

Capitalized development costs are reclassified to productions in progress once the project is approved and physical production of the film or television program commences. Capitalized costs include all direct production and financing costs incurred during production that are expected to provide future economic benefit to the Company. Borrowing costs and depreciation are capitalized to the cost of a film or television program until substantially all of the activities necessary to prepare the film or television program for its use intended by management are complete.

Completed Productions

Completed productions are carried at the cost of proprietary film and television programs which have been produced by the Company or to which the Company has acquired distribution rights, less accumulated amortization and accumulated impairment losses.

Due to the inherent uncertainties involved in making such estimates of ultimate revenues and expenses, these estimates have differed in the past from actual results and are likely to differ to some extent in the future from actual results. In addition, in the normal course of business, some titles are more successful or less successful than anticipated. Management reviews the ultimate revenue and cost estimates on a title-by-title basis, when an event or change in circumstances indicates that the fair value of the production may be less than its unamortized cost. This may result in a change in the rate of amortization of film costs and participations and/or a write-down of all or a portion of the unamortized costs of the film or television production to its estimated fair value. An impairment charge is recorded in the amount by which the unamortized costs exceed the estimated fair value. These write-downs are included in amortization expense within Direct Operating Expenses on the consolidated statements of operations.

All capitalized costs that exceed the initial market firm commitment revenue are expensed in the period of delivery of the episodes. Additionally, for episodic series, from time to time, the Company develops additional content, improved animation and bonus songs/features for its existing content. After the initial release of the episodic series, the costs of significant improvement to existing products are capitalized while routine and periodic alterations to existing products are expensed as incurred.

Intangible Assets

Intangible assets have been acquired, either individually or with a group of other assets, and were initially recognized and measured based on fair value. Annual amortization of these intangible assets is computed based on the straight-line method over the remaining economic life of the asset. The useful lives of intangible assets are reviewed periodically to determine whether adjustments are necessary based on changes in business conditions.

Our accounting for intangible assets involves significant estimates and assumptions regarding their useful lives, recoverability, and potential impairment. Indefinite-lived intangible assets are assessed for impairment annually or when a triggering event suggests their fair value may have fallen below their carrying amount. Impairment analysis of indefinite-lived intangible assets is evaluated using the relief-from-royalty method under the income approach, incorporating estimated future revenues attributable to the asset, assumed growth and royalty rates, based on comparable industry data, and an appropriate discount rate, reflecting risk-adjusted returns. Definite-lived intangible assets are reviewed for impairment when triggering events occur, using an entity-specific recoverability test based on undiscounted cash flows. If recoverability is not met, a fair value analysis is performed.

Impairment testing is sensitive to assumptions regarding projected revenue growth rates, royalty rate assumptions and discount rates. Significant uncertainties affecting impairment analysis include declines in revenue due to market shifts or content performance, changes in industry conditions, including streaming and network distribution models, economic downturns, which could increase discount rates and impact future cash flows and regulatory or legal changes, affecting brand valuation or content monetization. Changes in future results, assumptions, and estimates after the measurement date may lead to an outcome where impairment charges would be required in future periods. Specifically, results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions. An impairment loss could have a material and adverse impact on the Company's consolidated balance sheets, consolidated statements of operations, and consolidated statements of cash flows. Further, continued adverse market conditions could result in the recognition of additional impairment if the Company determines that the fair values of its reporting units have fallen below their carrying values.

Debt

We measure issued debt at amortized cost, net of any debt premiums, discounts, and debt issuance costs. These amounts are amortized over the life of the debt using the effective interest rate method, ensuring that interest expense reflects the underlying borrowing costs. In cases where the straight-line method results in an immaterial difference compared to the effective interest rate method, we may apply the straight-line method.

Equity-Linked Instruments

We analyze freestanding equity-linked instruments including warrants to conclude whether the instrument meets the definition of the derivative and whether it is considered indexed to our own stock. If the instrument is not considered indexed to our stock, it is classified as an asset or liability recorded at fair value. If the instrument is considered indexed to our stock, we analyze additional equity classification requirements per ASC 815-40, *Contracts in Entity's Own Equity*. When the requirements are met, the instrument is recorded as part of our equity, initially measured based on its relative fair value with no subsequent re-measurement. When the equity classification requirements are not met, the instrument is recorded as an asset or liability and is measured at fair value with subsequent changes in fair value recorded in earnings.

When required, we also consider the bifurcation guidance for embedded derivatives per ASC 815-15, *Embedded Derivatives*.

Revenue Recognition

We account for revenue according to standard FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue is measured based on the consideration specified in a contract with a customer. Revenue is recognized when a customer obtains control of the products or services in a contract. Judgment is required in determining the timing of whether the transfer of control occurs at a point in time or over time and is discussed below. We evaluate each contract to identify separate performance obligations as a contract with a customer may have one or more performance obligations. Consideration in a contract with multiple performance obligations is allocated to the separate performance obligations based on their stand-alone selling prices. If a stand-alone selling price is not determinable, we estimate the stand-alone selling price using an adjusted market assessment approach. Our main sources of revenue are derived from animation production services provided to third parties, the sale of licenses for the distribution of films and television programs, advertising revenues, and merchandising and licensing sales.

We have identified the following material and distinct performance obligations:

- Providing animation production services

- Licensing rights to exploit Functional Intellectual Property ("functional IP" is defined as intellectual property that has significant standalone functionality, such as the ability to be played or aired. Functional IP derives a substantial portion of its utility from its significant standalone functionality)

- Licensing rights to exploit Symbolic Intellectual Property ("symbolic IP" is intellectual property that is not functional as it does not have significant standalone use and substantially all of the utility of symbolic IP is derived from its association with the entity's past or ongoing activities, including its ordinary business activities, such as the Company's licensing and merchandising programs associated with its animated content)

- Providing media and advertising services to clients

- Fixed and variable fee advertising and subscription-based revenue generated from the Kartoon Studios *Kartoon Channel!,* the Frederator owned and operated YouTube channels and revenues generated from the operation of its creator network, *Channel Frederator Network,* on YouTube

- Options to renew or extend a contract at fixed terms (while this performance obligation is not significant for the Company's current contracts, it could become significant in the future)

- Options on future seasons of content at fixed terms (while this performance obligation is not significant for the Company's current contracts, it could become significant in the future)

Production Services

Animation Production Services

For revenue from animation production services, the customer controls the output throughout the production process. Each production is made to an individual customer's specifications and if the contract is terminated by the customer, the Company is entitled to be reimbursed for any costs incurred to date, and for any prepaid commitments made, plus the agreed contractual mark-up. Revenue and the associated costs of such contracts are recognized over time on a percentage of completion basis - i.e., as the project is being produced, prior to it being delivered to the customer. The percentage-of-completion is calculated based upon the proportion of costs incurred cumulatively to total expected costs. Changes in revenue recognized as a result of adjustments to total expected costs are recognized in profit or loss on a prospective basis. Invoices related to these projects are issued based on the achievement of milestones during the project or other contractual terms. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue. When revenue exceeds milestone billings, we recognize this difference as unbilled accounts receivable within Other Receivable on our consolidated balance sheet. Unbilled accounts receivables are transferred to accounts receivable when we have an unconditional right to consideration.

When the outcome of an arrangement cannot be estimated reliably, revenue is recognized only to the extent of the expenses incurred that are recoverable.

Content Distribution

Film and Television Licensing

We recognize revenue related to licensed rights to exploit functional IP in two ways; for minimum guarantees, we recognize fixed revenue upon delivery of content and the start of the license period and for functional IP contracts with a variable component, we estimate revenue such that it is probable there will not be a material reversal of revenue in future periods. We recognize revenue related to licensed rights to exploit symbolic IP substantially similarly to functional IP. Although it has a different recognition pattern from functional IP, the valuation method is substantially the same, depending on the nature of the license.

Invoices related to these projects are issued based on the achievement of milestones during the project or other contractual terms. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue. When revenue exceeds milestone billings, we recognize this difference as unbilled accounts receivable within Other Receivable on our consolidated balance sheets. Unbilled accounts receivables are transferred to accounts receivable when we have an unconditional right to consideration.

Advertising revenues

We sell advertising and subscriptions on our wholly-owned AVOD service, *Kartoon Channel!*, and our SVOD distribution outlets, *Kartoon Channel! Kidaverse* and *Ameba TV*. Advertising sales are generated in the form of either flat rate promotions or advertising impressions served. For flat rate promotions with a fixed term, revenue is recognized when all five revenue recognition criteria under ASC 606 are met. For impressions served, we deliver a certain minimum number of impressions on the channel to the advertiser for which the advertiser pays a contractual cost per 1000 (mille) impressions ("CPM"). Impressions served are reported on a monthly basis, and revenue is reported in the month the impressions are served. For subscription-based revenue, revenue is recognized when a customer downloads the mobile device application and their credit card is charged.

Upon the acquisition of Wow, we generate advertising revenue from Frederator's owned and operated YouTube channels as well as revenues generated from the operation of its creator network, *Channel Frederator Network,* on YouTube. Revenue is recognized when services are provided in accordance with our agreement with YouTube, the price is fixed or determinable, and collection of the related receivable is probable. Receivables are usually collectable within 30 days.

Licensing and Royalties

Merchandising and licensing

We enter into merchandising and licensing agreements that allow licensees to produce merchandise utilizing certain of our intellectual property. For minimum guaranteed amounts that make up a contract, revenue is recognized over time, over the term of the license period commencing on the date at which the licensees can use and benefit from the licensed content. Variable consideration in excess of non-refundable guaranteed amounts, such as royalties and other contractual payments are recognized as revenue when the amounts are known and become due provided collectability is reasonably assured. Invoices are issued based on the contractual terms of an agreement and are usually payable within 30-45 days.

Product Sales

We recognize revenue related to product sales (e.g., apparel and collectibles) when the Company completes its performance obligation, which is when the goods are transferred to the buyer.

Media Advisory and Advertising Services

Media and Advertising Services

We provide media and advertising consulting services to clients. Revenue is recognized when the services are performed or as paid through the monthly retainer. When we purchase advertising for clients on linear and across digital and streaming platforms and receives a commission, the commissions are recognized as revenue in the month the advertising is displayed.

Gross Versus Net Revenue Presentation

We evaluate individual arrangements with third parties to determine whether we act as principal or agent under the terms. To the extent that we act as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. To the extent that we act as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any expenses incurred in providing agency services. Determining whether we act as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that we consider include identification of the primary obligor, as well as which party has credit risk, general and inventory risk and the latitude or ability in establishing prices.

Share-Based Compensation

We issue stock-based awards to employees and non-employees that are generally in the form of stock options or restricted stock units ("RSUs"). Share-based compensation cost is recorded for all options and awards of non-vested stock based on the grant-date fair value of the award.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model, which requires management to make assumptions with respect to the fair value on the grant date. The assumptions are as follows: (i) the expected term assumption of the award is based on our historical exercise and post-vesting behavior (ii) the expected volatility assumption is based on historical and implied volatilities of our common stock calculated based on a period of time generally commensurate with the expected term of the award; (iii) the risk-free interest rates are based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent expected term; (iv) and the expected dividend yields of our stock are based on history and expectations of future dividends payable. In the case of RSUs the fair value is calculated based on our underlying common stock on the date of grant.

We recognize compensation expense over the requisite service period ratably, using the graded attribution method, which is in-substance, recognizing multiple awards based on the vesting schedule. We have elected to account for forfeitures when they occur. We issue authorized shares available for issuance under our 2020 Incentive Plan upon employees' exercise of their stock options.

Income Taxes

Deferred income tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates. At each balance sheet date, we evaluate the available evidence about future taxable income and other possible sources of realization of deferred tax assets and record a valuation allowance that reduces the deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized. The calculation of deferred tax liabilities is sensitive to changes in enacted tax rates and the timing of temporary difference reversals. We regularly review our deferred tax liabilities to reflect new tax legislation that alters future tax rates and expectations regarding the reversal of taxable temporary differences. A key risk that could impact our deferred tax liabilities includes legislative changes that increase or decrease future tax rates. Given the complexity and evolving nature of tax regulations, changes in assumptions or tax laws could materially impact our deferred tax liabilities and future income tax expense.

Fair value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1 - Observable inputs such as quoted prices for identical instruments in active markets

- Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active

- Level 3 - Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

The carrying amounts of cash, restricted cash, receivables, payables, accrued liabilities, bank indebtedness and the margin loan approximate fair value due to the short-term nature of the instruments. We use the fair values of the liability-classified derivative warrants revalued at the end of each reporting period determined using the BSM option pricing model (Level 2) with standard valuation inputs. Refer to Note 16 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional details. The investment in YFE is also revalued at the end of each reporting period based on the trading price of YFE (Level 2). Refer to Note 4 of consolidated the financial statements included elsewhere in this Annual Report on Form 10-K for additional details. Upon the acquisition of Wow, foreign currency forward contracts that are not traded in active markets were assumed. These are fair valued using observable forward exchange rates at the measurement dates and interest rates corresponding to the maturity of the contracts (Level 2).

The fair values of the AFS securities are generally based on quoted market prices, where available. These fair values are obtained primarily from third-party pricing services, which generally use Level 1 or Level 2 inputs for the determination of fair value to facilitate fair value measurements and disclosures. Level 2 securities primarily include corporate securities, securities from states, municipalities and political subdivisions, mortgage-backed securities, United States Government securities, foreign government securities, and certain other asset-backed securities. For securities not actively traded, the pricing services may use quoted market prices of comparable instruments or a variety of valuation techniques, incorporating inputs that are currently observable in the markets for similar securities.

Recent Accounting Pronouncements

For a description of recent accounting pronouncements and the potential impact of these pronouncements on our consolidated financial statements, see Note 2 to the financial statements in Item 8 of this Annual Report.

Off Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a "smaller reporting company," as defined by Item 10 of Regulation S-K, we are not required to provide information required by this Item.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and accompanying notes listed in Part IV, Item 15 of this Annual Report on Form 10-K are included immediately following Part IV hereof and incorporated by reference herein.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

(a)   Replacement of Independent Registered Public Accounting Firm

On October 23, 2023 the Audit Committee of the Board of Directors dismissed Baker Tilly US, LLP ("Baker Tilly") as our independent registered public accounting firm and approved replacing them with Mazars USA LLP ("Mazars") on October 23, 2023.

During the fiscal years ended December 31, 2022 and 2021 and for the subsequent interim period from January 1, 2023 to October 23, 2023, there were no disagreements between us and Baker Tilly on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter of the disagreements in connection with its reports for such fiscal years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K, except for the disclosure of material weaknesses in our internal control over financial reporting as disclosed in Part II, Item 9A of our Annual Reports on Form 10-K for the fiscal years ended December 31, 2022, and 2021, respectively and in Part I, Item 4A of our Quarterly Reports for the quarters ended March 31, 2023 and June 30, 2023. The material weaknesses related to insufficient segregation of duties on certain controls or processes, limited resources to design and implement internal control procedures to support financial reporting objectives, failure to appropriately evaluate revenue recognition under ASC 606 for our advertisement supported video on demand and subscription video on demand revenue streams for contracts with streaming platforms, lack of risk assessment procedures on internal controls to detect financial reporting risks in a timely manner, and insufficient procedures and documentation related to review type controls and information technology controls including complex transactions such as business combinations. The material weaknesses identified did not result in the restatement of any previously reported financial statements or any related financial disclosure, nor did management believe that it had any effect on the accuracy of our financial statements for the reporting periods covered in such reports. Baker Tilly discussed each of these reportable events with the Audit Committee, and we have authorized Baker Tilly to respond fully to the inquiries of Mazars concerning the subject matter of each such reportable event.

Our Audit Committee of the board of directors dismissed Mazars as our independent registered public accounting firm on January 24, 2024, and approved replacing them with WithumSmith+Brown, PC ("Withum") on January 29, 2024.

Mazars was appointed on October 25, 2023 and has not issued any reports on our financial statements for the past two fiscal years. Accordingly, Mazars did not issue any reports during such time that contained an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, for the period from October 25, 2023 through January 24, 2024, there were no disagreements between ourselves and Mazars on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Mazars's satisfaction, would have caused Mazars to make reference to the subject matter of the disagreements in connection with its reports on our financial statements for such periods.

For the period from October 25, 2023 through January 24, 2024, there were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-K.

(b)   Appointment of New Independent Registered Public Accounting Firm

On January 29, 2024, the Audit Committee appointed Withum as our independent registered public accounting firm for the fiscal year ending December 31, 2023, effective immediately.

During our two prior fiscal years ended December 31, 2023 and 2022, and the subsequent interim period from January 1, 2024 to January 28, 2024, neither ourselves nor anyone on its behalf consulted Withum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and no written report or oral advice was provided to us that Withum concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of a "disagreement" or "reportable event" as those terms are defined in Item 304(a)(1) of Regulation S-K.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures ensuring that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, were ineffective, due to a material weakness related to Information Technology General Control area.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements

Because of our inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013 Framework).*

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial and accounting officer), has concluded that, as of December 31, 2024, based on those criteria, our internal controls over financial reporting are ineffective, due to a material weakness related to Information Technology General Control area.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our internal controls over financial reporting included a process deficiency which is observed in many small companies with a small number of accounting and financial reporting staff:

- Inadequate design of user access provisioning/deprovisioning controls and inadequate segregation of duties on certain controls or processes

Our management believes the financial statements included in this Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with GAAP.

Changes in Internal Control over Financial Reporting

As disclosed in our 2023 Annual Report for the year ended December 31, 2023, based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2023 that our disclosure controls and procedures, as defined in Rules 13a-15(f) and 15d-15(f), promulgated under the Exchange Act were not effective at the reasonable assurance level due to material weaknesses in our internal control over financial reporting.

Specifically, these weaknesses were identified in the following areas:

- Inadequate design of user access provisioning/deprovisioning controls and inadequate segregation of duties on certain controls or processes;

- Lack of specialized experts related to income tax areas; and

- Inappropriate application of accounting standards related to warrant modifications.

In response to the identified material weaknesses, management has taken comprehensive actions to strengthen its internal controls and has been and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated. Our plans for remediation included, but were not limited to, the efforts summarized below, which have been implemented:

- Enhanced procedures for formal documented review and approval of journal entries;

- Reorganized the accounting team members to ensure proper segregation of duties;

- Implemented core financial reporting and financial close software systems;

- Performed risk assessment procedures and improved the documentation of internal processes and controls;

- Improved review and documentation over complex financial transactions;

- Implemented additional procedures over assessment of cybersecurity and information technology general controls;

- Increase the extent of oversight and verification checks included in operation of user access controls and processes; and

- Continue to enhance review over financial reporting, financial operations, internal controls including segregation of duties; as well as improve tax analysis and fair value estimates.

The Company remains committed to improving internal controls and ongoing enhancements to our financial reporting processes.

Remediation of a Material weakness in Internal Control over Financial Reporting

We recognize the importance of the control environment as it sets the overall tone for the Company and serves as the foundation for all other components of internal control. Accordingly, we have taken significant steps to enhance our internal control over financial reporting and remediate previously identified material weaknesses.

As of December 31, 2024, we have successfully remediated the material weakness related to the income tax area through the engagement of third party tax expertise, implementing formalized controls and documentation processes over income tax accounting and reporting. In addition, the material weakness related to the accounting for complex and non-routine transactions has been remediated through the enhanced technical review procedures and the involvement of external advisors for significant transactions. Other remediation efforts, that have been implemented include controls over segregation of duties (with the ITGC exception noted below) through the use of dedicated systems for period close, accounts payable and reporting and quarterly review procedures.

As of December 31, 2024 a material weakness related to our information technology general controls (ITGC) remains. However, the management has discussed this matter and developed a remediation plan including transitioning some of the administrative responsibilities to a third-party service provider. Given, that the plan has not yet been fully implemented, the control remains ineffective as of December 31, 2024.

Beginning in the second quarter of 2024 and through the remainder of the 2024 fiscal year, all but one of our previously identified material weaknesses were remediated, with the exception of the ITGC matter noted above. We remain committed to completing the final phase of our remediation plan and strengthening our overall control environment.

Inherent Limitations over Internal Controls

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Item 9B.   **Other Information**

During the quarter ended December 31, 2024, none of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (each as defined in Item 408 of Regulation S-K).

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

Item 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this item is incorporated by reference to our Proxy Statement.

Item 11.   **Executive Officer and Director Compensation**

Information required by this item is incorporated by reference to our Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this item is incorporated by reference to our Proxy Statement.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

Information required by this item is incorporated by reference to our Proxy Statement.

Item 14.   **Principal Accounting Fees and Services**

Current Principal Accountant Fees and Services

WithumSmith+Brown, PC ("Withum") served as our independent registered public accounting firm for the fiscal year ended December 31, 2024 and has served as our independent registered public accounting firm since January 29, 2024.

The following table sets forth fees billed to us by Withum for the years ended December 31, 2024 and 2023 for services rendered for the audit of our annual financial statements, the review of our quarterly financial statements and services rendered in connection with the filing of registration statements:

	2024	2023
Audit Fees	$ 590,476	$ 410,072
Audit-Related Fees	14,300	–
Tax Fees	–	–
Other Fees	–	
Total Fees	**$ 604,776**	**$ 410,072**

Former Principal Accountants Fees and Services

Baker Tilly US, LLP ("Baker Tilly") served as our independent registered public accounting firm for the fiscal year ended December 31, 2022 and until October 23, 2023. The following table sets forth fees billed to us by Baker Tilly for the years ended December 31, 2024 and 2023 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of our financial statements that are not reported as Audit Fees, and (iii) services rendered in connection with tax preparation, compliance, advice and assistance.

	2024	2023
Audit Fees	$ –	$ 581,839
Audit-Related Fees	43,200	75,095
Tax Fees	150,551	205,474
Other Fees	195,000	–
Total Fees	**$ 388,751**	**$ 862,408**

Mazars USA LLP ("Mazars") served as our independent registered public accounting firm from October 23, 2023 until January 24, 2024. The following table sets forth fees billed to us by Mazars for the years ended December 31, 2024 and 2023 for (i) services rendered for the audit of our annual financial statements and the review of our quarterly financial statements, (ii) services rendered that are reasonably related to the performance of the audit or review of our financial statements that are not reported as Audit Fees, and (iii) services rendered in connection with tax preparation, compliance, advice and assistance.

	2024	2023
Audit Fees	$ –	$ 70,720
Audit-Related Fees	–	–
Tax Fees	–	–
Other Fees	–	–
Total Fees	**$ –**	**$ 70,720**

Pre-Approval Policies and Procedures

We obtain an engagement letter for all audit and tax services. The Audit Committee pre-approves the services performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as follows:

- *Audit* services include professional services rendered by the principal accountant for the audit of the annual and review of the quarterly financial statements, as well as work that generally only the independent auditor can reasonably be expected to provide, including comfort letters, statutory audits, and attest services and consultation regarding financial accounting and/or reporting standards.

- *Audit-Related* services are for assurance and related services that are traditionally performed by the independent auditor, including due diligence related to mergers and acquisitions, employee benefit plan audits, and special procedures required to meet certain regulatory requirements.

- *Tax* services include all services performed by the independent auditor's tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning, and tax advice.

- *Other Fees* are those associated with services provided by the principal accountant not captured in the other categories. Examples include comfort letters, circle-ups, and related document reviews for company capital raise initiatives.

Item 15.   **Exhibits and Financial Statement Schedules**

Financial Statements

The financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data".

Index to Consolidated Financial Statements is located herein immediately following the signature page of this Annual Report on Form 10-K.

Financial Statement Schedules have been omitted as they are either not required, not applicable, or the information is otherwise included.

EXHIBIT INDEX

2.1	Arrangement Agreement dated as of October 26, 2021 among the Company, 1326919 B.C. LTD. and Wow Unlimited Media Inc. (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on November 1, 2021)
2.2	Agreement and Plan of Merger dated June 21, 2023 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on June 27, 2023)
3.1	Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K, filed with the SEC on March 31, 2021)
3.2	Certificate of Change to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Nevada on February 9, 2023 (Incorporated by reference to Exhibit 3.1 the Company's Current Report on Form 8-K, filed with the SEC on February 10, 2023)
3.3	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 19, 2019)
3.4	Amended and Restated Certificate of Designations, Preferences and Rights of the 0% Series A Convertible Preferred Stock, filed with the Secretary of State of Nevada on November 21, 2019 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 21, 2019)
3.5	Certificate of Designation of Series B Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on April 12, 2022)
3.6	Articles of Merger of Kartoon Studios, Inc. into the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 27, 2023).
3.7	Certificate of Designation of Series C Preferred Stock of the Company, dated September 25, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-A, filed on September 25, 2023)
3.8	First Amendment to the Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed on September 25, 2023)
3.9	Certificate of Change to the Articles of Incorporation of the Company, filed with the Secretary of State of the State of Nevada on November 9, 2023 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on November 14, 2023)
4.1	Form of Common Stock Purchase Warrant (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2018)
4.2	Form of Waiver Warrant (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on February 15, 2019)
4.3*	Description of Capital Stock
4.4	Form of Investor Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 28, 2019)
4.5	Form of Reload Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 16, 2019)
4.6	Form of New Warrant (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on January 28, 2021)
4.7	Form of New Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 27, 2023)
4.8	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 19, 2024)
4.9	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 18, 2024)
4.10	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 18, 2024)

4.11	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed on December 18, 2024)
4.12	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed on December 18, 2024)
10.1†	Form of Stock Option Grant Notice Pursuant to the Company's 2020 Incentive Plan (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2020)
10.2†	Form of Restricted Stock Unit Agreement Pursuant to the Company's 2020 Incentive Plan (Incorporated by reference to Exhibit 10.4 the Company's Current Report on Form 8-K filed with the SEC on December 11, 2020)
10.3†	2015 Incentive Plan of the Company, as amended (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2017)
10.4	Subscription Agreement dated January 17, 2017 between the Company and Sony DADC USA, Inc. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 17, 2017)
10.5	Registration Rights Agreement dated August 17, 2018 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2018)
10.6†	Kartoon Studios Inc 2020 Incentive Plan amended and restated March 21, 2024 (Incorporated by reference to Exhibit 99.1 the Company's Form S-8 filed with the SEC on June 11, 2024)
10.7†	Amended and Restated Employment Agreement between the Company and Michael Jaffa, dated November 7, 2020 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2020)
10.8†	Amended and Restated Employment Agreement between the Company and Andrew Heyward, dated December 7, 2020 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 11, 2020)
10.9†	Amendment No. 1 to the Amended and Restated Employment Agreement between the Company and Andrew Heyward dated February 22, 2021 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.10†	Amendment No. 2 to the Amended and Restated Employment Agreement between the Company and Andrew Heyward dated June 23, 2021 (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.11†	Amendment No. 3 to the Amended and Restated Employment Agreement between the Company and Andrew Heyward dated November 22, 2021 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.12	Share Purchase Agreement, dated of December 1, 2021, by and the Company and F&M Film-und Medien Beteiligungs GmbH (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 6, 2021)
10.13	Shareholder Agreement, dated as of December 1, 2021 among the Company and F&M Film-und Medien Beteiligungs GmbH (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 6, 2021)
10.14†	Amendment No. 1 to the Amended and Restated Employment Agreement between the Company and Michael Jaffa dated December 16, 2021 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.15†	Amendment No. 4 to the Amended and Restated Employment Agreement between the Company and Andrew Heyward dated August 25, 2022 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.16†	Amendment No. 2 to the Amended and Restated Employment Agreement between the Company and Michael Jaffa dated January 8, 2023 (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.17†	Amendment No. 5 to the Amended and Restated Employment Agreement between the Company and Andrew Heyward dated February 27, 2023 (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed with the SEC on April 13, 2023)
10.18	Form of Letter Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 27, 2023).
10.19	Termination of Lease Agreement, dated July 26, 2023 by and between Lyndhurst Investments, LLC. and Beacon Media Group (incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q, filed with the SEC on August 14, 2023)
10.20†	Employment Agreement dated as of September 15, 2023, by and between the Company and Brian Parisi, effective as of September 27, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 3, 2023)
10.21†	Amendment No. 3 to the Amended and Restated Employment Agreement between the Company and Michael Jaffa dated November 13, 2023 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed on April 9, 2024)
10.22	Securities Purchase Agreement, dated April 18, 2024, by and between Kartoon Studios, Inc. and each purchaser identified therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 24, 2024)

10.23	Placement Agent Agreement, dated as of April 18, 2024, by and between Kartoon Studios, Inc. and EF Hutton LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 19, 2024)
10.24	Placement Agency Agreement, dated December 16, 2024, by and between Kartoon Studios, Inc. and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on December 18, 2024)
10.25	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 18, 2024)
10.26	Form of Amendment Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 21, 2025)
10.27†*	Amendment No. 4 to the Amended and Restated Employment Agreement between the Company and Michael Jaffa, dated November 6, 2024
10.28†*	Amendment No. 1 to the Amended and Restated 2020 Incentive Plan, effective December 12, 2024
16.1	Letter from Baker Tilly US, LLP, dated October 27, 2023 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on October 27, 2023)
16.2	Letter from Mazars USA LLP, dated January 30, 2024 (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on January 30, 2024)
19.1*	Kartoon Studios, Inc. Insider Trading Policy
21.1*	List of Subsidiaries of the Company
23.1*	Consent of WithumSmith+Brown, PC
31.1*	Section 302 Certification of Chief Executive Officer
31.2*	Section 302 Certification of Chief Financial Officer
32.1**	Section 906 Certification of Chief Executive Officer
32.2**	Section 906 Certification of Chief Financial Officer
97.1	Kartoon Studios, Inc. Clawback Policy, effective December 1, 2023(incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on April 9, 2024)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in inline XBRL and included in exhibit 101).

_____

*	Filed herewith.
**	Furnished herewith.
†	Management contract or compensatory plan or arrangement.

NOTE: This 2024 Annual Report to Shareholders does not contain the exhibits filed or furnished with the Company's annual report on Form 10-K for the fiscal year ended December 31, 2024. Copies of these exhibits are available electronically at *www.sec.gov* or *www.kartoonstudios.com* or by writing to Kartoon Studios, Inc., at 190 N. Canon Drive, 4th Floor, Beverly Hills, California 90210, Attn: Corporate Secretary.

Item 16.   Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Kartoon Studios, Inc.


March 31, 2025	By:	/s/ Andy Heyward
		Andy Heyward
		Chief Executive Officer (Principal Executive Officer)

March 31, 2025	/s/ Brian Parisi
	Brian Parisi
	Chief Financial Officer (Principal Financial and Accounting Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andy Heyward and Michael Jaffa, jointly and severally, attorney-in-fact, with the power of substitution in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Andy Heyward	March 31, 2025
Andy Heyward	
Chief Executive Officer (Principal Executive Officer)	
/s/ Brian Parisi	March 31, 2025
Brian Parisi	
Chief Financial Officer (Principal Financial and Accounting Officer)	
/s/ Henry Sicignano III	March 31, 2025
Henry Sicignano III	
Director	
/s/ Joseph "Gray" Davis	March 31, 2025
Joseph "Gray" Davis	
Director	
/s/ Lynne Segall	March 31, 2025
Lynne Segall	
Director	
/s/ Anthony Thomopoulos	March 31, 2025
Anthony Thomopoulos	
Director	
/s/ Margaret Loesch	March 31, 2025
Margaret Loesch	
Director	
/s/ Dr. Cynthia Turner-Graham	March 31, 2025
Dr. Cynthia Turner-Graham	
Director	

KARTOON STUDIOS, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Kartoon Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kartoon Studios, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for Complex Equity Transactions

Description:

As disclosed in Note 13 to the consolidated financial statements, in April 2024, the Company closed a registered direct offering of the sale of 3,900,000 shares of common stock and pre-funded warrants to purchase up to 100,000 shares of common stock, at $1.00 per share of common stock and $0.99 per pre-funded warrant. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by the Company in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrant agreements. Following an analysis under applicable accounting guidance, the Company determined that the pre-funded warrants met the criteria for equity classification.

In December 2024, the Company closed an offering for 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. The Company issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, the Company determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities. The liability-classified warrants were subsequently measured at fair value, with changes recognized in earnings.

The accounting for the transactions required an assessment of the particular features of the warrants, and the impact of those features on the accounting and classifications of the warrants. The complexities and significant estimates required a high degree of auditor judgement and an increased extent of audit effort.

Response:

Our audit procedures related to management's judgements of the accounting treatment for the warrants and classification, as well as the determination of fair value of the transactions. Our audit procedures included, among others, inspecting the agreements and evaluating the terms and conditions of the agreements and assessing the reasonableness of management's interpretation and application of the appropriate accounting authoritative guidance. Our audit procedures also included utilizing personnel with specialized skill and knowledge to assist in assessing the appropriateness of conclusions reached by management by evaluating the underlying terms of the agreements and assessing the appropriateness of management's application of the authoritative accounting guidance. We evaluated the methodologies and assumptions used to estimate the fair value of the warrants on the date of grant as well as of December 31, 2024. In addition, we evaluated the Company's footnote disclosures in relation to the warrants.

Impairment of Intangible Assets

Description:

As disclosed in Note 9 to the financial statements, as of December 31, 2024, the Company had $19.7 million of intangible assets, net. The Company completes the annual intangible asset impairment tests at the end of each fiscal year. Intangible assets have been acquired, either individually or with a group of other assets, and were initially recognized and measured based on fair value. Subjective auditor judgment was required to evaluate certain key assumptions used determine the fair value of the reporting units and the intangible assets. For the reporting units, the key assumptions included the discount rates used in the present value calculations and forecasted revenue growth rates and operational cost trends. For the intangible assets, the key assumptions included the discount rates used in the present value calculations and the forecasted revenue growth rate and operational cost trends. Changes to these key assumptions could have had a substantial impact on the fair value of the reporting units and intangible asset and the amount of the impairment charges. Additionally, the audit effort associated with the estimates required specialized valuation skills and knowledge.

Response:

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company's third-party specialist and their valuation report and checked it for mathematical accuracy. We reviewed key valuation inputs and reviewed the comparable company guidelines for reasonableness. We evaluated the forecasted revenue growth and operational costs for reasonableness by utilizing historical rates to benchmark and also used peer company data. We evaluated the Company's discount rates by comparing the assumptions and data used by management to develop the discount rates to publicly available market data and historical experience. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the appropriateness of the valuation method utilized.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2024.

Whippany, New Jersey

March 31, 2025
PCAOB ID Number: 100

Kartoon Studios, Inc.
Consolidated Balance Sheets
(in thousands, except for share data)

| | As of December 31, | |
	2024	2023
ASSETS		
Current Assets:		
Cash	$ 7,879	$ 3,594
Restricted Cash	506	501
Investments in Marketable Securities (amortized cost of $2,116 and $12,838, respectively)	2,029	11,950
Accounts Receivable (net of allowance of $239 and $189, respectively)	11,982	18,072
Tax Credits Receivable (net of allowance of $187 and $527, respectively)	10,295	20,714
Other Receivable	1,367	103
Prepaid Expenses and Other Assets	606	740
Total Current Assets	34,664	55,674
Noncurrent Assets:		
Property and Equipment, net	2,053	1,877
Operating Lease Right-of-Use Assets, net	5,847	7,076
Finance Lease Right-of-Use Assets, net	278	1,867
Notes and Accounts Receivable from Related Party	1,352	1,435
Film and Television Costs, net	2,621	1,295
Tax Credits Receivable (net of allowance of $421 and $0, respectively)	2,384	–
Investment in Your Family Entertainment AG	16,429	19,094
Intangible Assets, net	19,722	22,993
Other Assets	117	125
Total Assets	**$ 85,467**	**$ 111,436**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 11,954	$ 16,864
Participations Payable	1,427	1,915
Accrued Expenses	405	691
Accrued Salaries and Wages	1,213	1,926
Deferred Revenue	5,997	3,127
Margin Loan	900	782
Production Facilities, net	9,220	15,336
Bank Indebtedness	–	2,905
Current Portion of Operating Lease Liabilities	1,002	908
Current Portion of Finance Lease Liabilities	249	1,120
Warrant Liability	–	63
Due to Related Party	8	3
Other Current Liabilities	1,065	–
Total Current Liabilities	33,440	45,640
Noncurrent Liabilities:		
Deferred Revenue	3,371	3,458
Operating Lease Liabilities, Net Current Portion	5,359	6,736
Finance Lease Liabilities, Net Current Portion	54	928
Deferred Tax Liability, net	1,301	1,399
Warrant Liability	5,477	–
Other Noncurrent Liabilities	5	14
Total Liabilities	**49,007**	**58,175**

Commitments and Contingencies (Note 19)

Stockholders' Equity:

Preferred Stock, 10,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023	–	–
0% Series A Convertible Preferred Stock, $0.001 par value, 6,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023	–	–
Series B Preferred Stock, $0.001 par value, 0 and 1 share authorized, 0 and 1 share issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	–	–
Series C Preferred Stock, $0.001 par value, 50,000 shares authorized, 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023	–	–
Common Stock, $0.001 par value, 190,000,000 shares authorized; 46,285,078 and 35,323,217 shares issued and 46,209,081 and 35,247,744 outstanding as of December 31, 2024 and December 31, 2023, respectively	45	352
Additional Paid-in Capital	777,930	773,986
Treasury Stock at Cost, 75,997 and 75,473 shares of common stock as of December 31, 2024 and December 31, 2023, respectively	(340)	(339)
Accumulated Deficit	(739,285)	(718,546)
Accumulated Other Comprehensive Loss	(3,379)	(3,883)
Total Kartoon Studios, Inc. Stockholders' Equity	34,971	51,570
Non-Controlling Interests in Consolidated Subsidiaries	1,489	1,691
Total Stockholders' Equity	**36,460**	**53,261**
Total Liabilities and Stockholders' Equity	**$ 85,467**	**$ 111,436**

The accompanying notes are an integral part of these consolidated financial statements.

Kartoon Studios, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share data)

	Year Ended December 31,	
	2024	**2023**
Revenues:		
Production Services	$ 17,850	$ 26,799
Content Distribution	9,607	11,698
Licensing and Royalties	298	649
Media Advisory and Advertising Services	4,836	4,939
Total Revenues	32,591	44,085
Operating Expenses:		
Marketing and Sales	1,243	2,651
Direct Operating Costs	23,134	40,399
General and Administrative	25,210	35,324
Impairment of Property and Equipment	–	134
Impairment of Intangible Assets	–	4,413
Impairment of Goodwill	–	33,534
Total Operating Expenses	49,587	116,455
Loss from Operations	(16,996)	(72,370)
Interest Expense	(779)	(3,126)
Other Expense	(3,209)	(2,679)
Loss Before Income Tax Benefit	(20,984)	(78,175)
Income Tax Benefit	43	973
Net Loss	(20,941)	(77,202)
Net Loss Attributable to Non-Controlling Interests	202	99
Net Loss Attributable to Kartoon Studios, Inc.	**$ (20,739)**	**$ (77,103)**
Net Loss per Share - Basic	**$ (0.54)**	**$ (2.29)**
Net Loss per Share - Diluted	**$ (0.54)**	**$ (2.29)**
Weighted Average Shares Outstanding - Basic	38,413,131	33,672,305
Weighted Average Shares Outstanding - Diluted	38,413,131	33,672,305

The accompanying notes are an integral part of these consolidated financial statements.

Kartoon Studios, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,	
	2024	**2023**
Net Loss	$ (20,941)	$ (77,202)
Change in Accumulated Other Comprehensive Loss:		
Change in Unrealized Gain on Marketable Securities	190	1,231
Realized Losses on Marketable Securities Reclassified from AOCI into Earnings	612	4,496
Foreign Currency Translation Adjustments	(298)	315
Total Change in Accumulated Other Comprehensive Loss	504	6,042
Total Comprehensive Net Loss	**$ (20,437)**	**$ (71,160)**
Net Loss Attributable to Non-Controlling Interests	202	99
Total Comprehensive Net Loss Attributable to Kartoon Studios, Inc.	**$ (20,235)**	**$ (71,061)**

The accompanying notes are an integral part of these consolidated financial statements.

Kartoon Studios, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

	Common Stock Shares	Amount	Preferred Stock Shares	Amount	Additional Paid-In Capital	Treasury Stock Shares	Amount	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non-Controlling Interest	Total
Balance, December 31, 2022	31,918,552	$ 319	1	$ –	$ 762,418	42,633	$ (290)	$ (641,443)	$ (9,925)	$ 1,790	$ 112,869
Issuance of Common Stock for Services	481,850	–	–	–	1,105	–	–	–	–	–	1,105
Issuance of Common Stock for Vested Restricted Stock Units, Net of Shares Withheld for Taxes	418,648	31	–	–	(32)	32,840	(49)	–	–	–	(50)
Fractional Shares Issued Upon Reverse Stock Split	117,144	–	–	–	–	–	–	–	–	–	–
Proceeds From Warrant Exchange, net	2,311,550	2	–	–	4,854	–	–	–	–	–	4,856
Reclassification of Warrant Liability to Equity	–	–	–	–	2,969	–	–	–	–	–	2,969
Share Based Compensation	–	–	–	–	2,671	–	–	–	–	–	2,671
Realized Loss Reclassified from AOCI to Earnings, net change in Unrealized Loss	–	–	–	–	1	–	–	–	5,727	–	5,728
Currency Translation Adjustment	–	–	–	–	–	–	–	–	315	–	315
Distributions to Non-Controlling Interest	–	–	–	–	–	–	–	–	–	–	–
Net Loss	–	–	–	–	–	–	–	(77,103)	–	(99)	(77,202)
Balance, December 31, 2023	35,247,744	$ 352	1	$ –	$ 773,986	75,473	$ (339)	$ (718,546)	$ (3,883)	$ 1,691	$ 53,261
Issuance of Common Stock for Services	362,568	–	–	–	306	–	–	–	–	–	306
Issuance of Common Stock for Vested Restricted Stock Units, Net of Shares Withheld for Taxes	166,033	–	–	–	–	524	(1)	–	–	–	(1)
Stock Options Granted to Consultants	–	–	–	–	30	–	–	–	–	–	30
Reclassification Related to Reverse Stock Split	–	(317)	–	–	317	–	–	–	–	–	–
Proceeds from Securities Purchase Agreement, Net	8,375,000	8	–	–	3,014	–	–	–	–	–	3,022
Placement Agent Fee Paid in Cash	–	–	–	–	(390)	–	–	–	–	–	(390)
Warrant Exercise	2,057,736	2	–	–	–	–	–	–	–	–	2
Film Financing From External Investor	–	–	–	–	–	–	–	–	–	–	–
Share Based Compensation	–	–	–	–	667	–	–	–	–	–	667
Share cancellation	–	–	(1)	–	–	–	–	–	–	–	–
Realized Loss Reclassified from AOCI to Earnings, net change in Unrealized Loss	–	–	–	–	–	–	–	–	802	–	802
Currency Translation Adjustment	–	–	–	–	–	–	–	–	(298)	–	(298)
Net Loss	–	–	–	–	–	–	–	(20,739)	–	(202)	(20,941)
Balance, December 31, 2024	46,209,081	$ 46	–	$ –	$ 777,930	75,997	$ (340)	$ (739,285)	$ (3,379)	$ 1,489	$ 36,460

The accompanying notes are an integral part of these consolidated financial statements.

Kartoon Studios, Inc.
Consolidated Statements of Cash Flows
(in thousands)
The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31,	
	2024	**2023**
Cash Flows from Operating Activities:		
Net Loss	$ (20,941)	$ (77,202)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Amortization of Film and Television Costs	231	625
Depreciation and Amortization of Property, Equipment and Intangible Assets	2,408	2,549
Amortization of Right-of-Use Asset	1,737	2,782
Amortization of Premium on Marketable Securities	67	391
Share Based Compensation Expense	667	2,671
Impairment of Film and Television Costs	–	6,911
Impairment of Intangible Assets	–	4,413
Impairment of Goodwill	–	33,534
Unrealized Loss on Foreign Currency for Goodwill	–	287
Impairment of Property and Equipment	–	134
Loss on Early Lease Termination	–	258
Fair Value Of Issued Warrants	–	12,664
Deferred Income Taxes	7	(973)
Marketing Expenses in Exchange for Stock	–	1,195
Loss (Gain) on Revaluation of Equity Investments in Your Family Entertainment AG	1,627	(2,314)
Unrealized (Gain) Loss on Foreign Currency of Equity Investments in Your Family Entertainment AG	1,038	(533)
Gain on Warrant Revaluation	(63)	(10,373)
Loss on Transaction	985	–
Realized Loss on Marketable Securities	611	4,496
Write-off of Disputed Trade Payable	–	(925)
Stock Issued for Services	306	1,105
Stock Options Issued for Services	30	–
Credit Loss Expense	232	401
Other Non-Cash Items	–	(2)
Decrease (Increase) in Operating Assets:		
Accounts Receivable, net	5,912	(2,572)
Other Receivable	(36)	1,066
Tax Credits Earned (less capitalized)	(9,071)	(14,806)
Tax Credits Received, net	15,979	20,621
Employee Retention Tax Credit Receivable	(1,232)	–
Film and Television Costs, net	(1,731)	(1,037)
Prepaid Expenses and Other Assets	118	622
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(4,897)	5,346
Accrued Salaries and Wages	(627)	(592)
Accrued Expenses	(280)	(277)
Accrued Production Costs	1,679	1,092
Participations Payable	(449)	(1,067)
Deferred Revenue	3,106	(5,937)
Lease Liability	(788)	(622)
Due to Related Party	(1)	(4)
Other Liabilities	(113)	(19)
Net Cash Used in Operating Activities	$ (3,489)	$ (16,092)

Cash Flows from Investing Activities:

Repayments from Related Party for Note Receivables	83	1,333
Proceeds from Principal Collections on Marketable Securities	–	460
Proceeds from Sales and Maturities of Marketable Securities	10,046	72,137
Purchase of Property and Equipment	(117)	(72)
Net Cash Provided by Investing Activities	$ 10,012	73,858

Cash Flows from Financing Activities:

Proceeds from Margin Loan	11,021	21,160
Repayments of Margin Loan	(10,901)	(81,169)
Proceeds from Production Facilities	8,852	12,932
Repayment of Production Facilities	(14,756)	(17,667)
(Repayments of)/Proceeds from Bank Indebtedness, net	(2,810)	1,122
Proceeds from Warrant Exchange, net	–	5,299
Principal Payments on Finance Lease Obligations	(1,661)	(2,162)
Debt Issuance Costs	(2)	(18)
Film Financing from External Investors	–	–
Placement Agent Fee Paid in Cash	(390)	–
Proceeds from Securities Purchase Agreement, net	7,515	–
Shares Withheld for Taxes on Vested Restricted Shares	(1)	(49)
Proceeds from Warrant Exercise	2	–
Payment for Warrant Put Option Exercise	–	(250)
Net Cash Used in Financing Activities	$ (3,131)	(60,802)

Effect of Exchange Rate Changes on Cash	898	(301)

Net Increase (Decrease) in Cash and Restricted Cash	4,290	(3,337)
Beginning Cash and Restricted Cash	4,095	7,432
Ending Cash and Restricted Cash	**$ 8,385**	**$ 4,095**

Supplemental Disclosures of Cash Flow Information

Cash Paid for Interest	$ 129	$ 1,822
Cash Paid for Taxes	$ –	$ 64

Non-Cash Operating Activities

Reduction in Leased Asset Due to Modified Lease Liability	$ –	$ 219

Non-Cash Financing and Investing Activities

Leased Assets Obtained in Exchange for New Finance Lease Liabilities	$ –	$ 1,432
Warrants Issued for Services	$ –	$ 443
Warrant Modification	$ –	$ 3,510

The accompanying notes are an integral part of these consolidated financial statements.

Kartoon Studios, Inc.
Notes to Consolidated Financial Statements
December 31, 2024

Note 1: Organization and Business

Organization and Nature of Business

Kartoon Studios, Inc. (formerly known as Genius Brands International, Inc.) (the "Company" or "we," "us" or "our") is a global content and brand management company that creates, produces, licenses, and broadcasts educational, multimedia animated content for children. Led by experienced industry personnel, the Company distributes its content primarily on streaming platforms and television, and license properties for a broad range of consumer products based on the Company's characters. The Company is a "work for hire" producer for many of the streaming outlets and animated content intellectual property ("IP") holders. In the children's media sector, the Company's portfolio features "content with a purpose" for toddlers to tweens, providing enrichment as well as entertainment. With the exception of selected WOW Unlimited Media Inc. ("Wow") titles, the Company's programs, along with licensed programs, are being broadcast in the United States on the Company's wholly-owned advertisement supported video on demand ("AVOD") service, its free ad supported TV ("FAST") channels and subscription video on demand ("SVOD") outlets, *Kartoon Channel!* and *Ameba TV,* as well as linear streaming platforms. These streaming platforms include Comcast, Cox, DISH, Sling TV, Amazon Prime Video, Amazon Fire, Roku, Apple TV, Apple iOS, Android TV, Android mobile, Pluto TV, Xumo, Tubi, YouTube, YouTube Kids, and Samsung and LG smart TVs. The Company's in-house owned and produced animated shows include *Stan Lee's Superhero Kindergarten* starring Arnold Schwarzenegger, *Llama Llama* starring Jennifer Garner, *Rainbow Rangers, KC! Pop Quiz* and *Shaq's Garage* starring Shaquille O'Neal. The Company's library titles include the award-winning *Baby Genius*, adventure comedy *Thomas Edison's Secret Lab®,* and *Warren Buffett's Secret Millionaires Club*, created with and starring iconic investor Warren Buffett, *Team Zenko Go!, Reboot*, *Bee & PuppyCat: Lazy in Space* and *Castlevania*.

The Company also licenses its programs to other services worldwide, in addition to the operation of its own channels, including, but not limited to, Netflix, Paramount+, Max, Nickelodeon, and satellite, cable and terrestrial broadcasters around the world.

Through our investments in Germany's Your Family Entertainment AG ("YFE"), a publicly traded company on the Frankfurt Stock Exchange (RTV-Frankfurt), we have gained access to a leading producer and distributor of high-quality children's and family programming. YFE owns and operates one of Europe's largest channel-independent libraries of around 150 titles and 3,500 half-hour episodes.

Through the ownership of Wow, the Company established an affiliate relationship with Mainframe Studios, which is one of the largest animation producers in the world. In addition, Wow owns Frederator Networks Inc. ("Frederator") and its *Channel Frederator Network*, the largest animation focused creator network on YouTube with over 2,500 channels. Frederator also owns Frederator Studios, focused on developing and producing shorts and series for and with partners. Over the past 20 years, Frederator Studios has partnered with Cartoon Network, Nickelodeon, Nick Jr., Netflix, Sony Pictures Animation and Amazon.

The Company has rights to certain select valuable IP, through our ownership of a controlling interest in Stan Lee Universe, LLC ("SLU"), an entity we control and through which we control the name, likeness, signature, and all consumer product and IP rights to Stan Lee (the "Stan Lee Assets").

The Company also owns The Beacon Media Group, LLC ("Beacon Media") and The Beacon Communications Group, Ltd. ("Beacon Communications") (collectively, "Beacon"), a leading North American media and marketing agency, celebrated for its innovative, tailored strategies and unmatched expertise in reaching kids, parents, and families with precision and impact. Beacon represents over 20 kids and family clients, including Bandai Namco, Moose Toys, Bazooka Brands, Goliath Games, Playmates Toys, Cepia LLC, and Zebra Pens.

In addition, the Company owns the Canadian company Ameba Inc. ("Ameba"), which operates a premier subscription-based streaming service specializing in younger children's entertainment. As a cornerstone of our subscription offerings, Ameba delivers a vast library of engaging and educational content, accessible across multiple platforms. We believe, that Ameba significantly enhances our digital footprint and revenue streams.

On June 23, 2023, the Company was renamed Kartoon Studios, Inc. On June 26, 2023, the Company transferred its listing to NYSE American LLC ("NYSE American"). In connection with listing on NYSE American, the Company voluntarily delisted from the Nasdaq Capital Market ("Nasdaq"). The Company's common stock began trading on NYSE American under the new symbol "TOON" on June 26, 2023.

Recent Transactions

April 2024 Offering

On April 23, 2024, pursuant to the terms of a securities purchase agreement, dated April 18, 2024 (the "SPA"), we closed a registered direct offering of the sale of 3,900,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), and pre-funded warrants to purchase up to 100,000 shares of Common Stock (the "Pre-funded Warrants") to an institutional investor (the "Investor"), at $1.00 per share of Common Stock and $0.99 per Pre-funded Warrant, for aggregate gross proceeds of approximately $4,000,000, prior to deducting placement agent fees and other offering expenses. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by us in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrants.

"Winnie-the-Pooh" Project Financing

On June 21, 2024, we announced the launch of "Winnie-the-Pooh" on the Kartoon Channel through a $30.0 million joint venture (the "JV") with Catalyst Venture Partners ("Catalyst"). The binding term sheet governing the JV stipulates after Catalyst recoups its investment with 10% premium, the ownership and profit split between the partners is 60% to Kartoon Studios and 40% to Catalyst Venture Partners. "Winnie-the-Pooh" is based on the designs and stories of one of the most successful brands of all time, A.A. Milne's "Winnie-the-Pooh," a property that has generated over $80 billion in sales over the last four decades and is estimated to currently generate $3-$6 billion per year. Catalyst has agreed to provide the full amount of the production financing with the plan to include an animated holiday movie, 5 holiday specials and 4 seasons of episodic series.

December 2024 Offering

On December 18, 2024, we closed an offering (the "December 2024 Offering") for aggregate gross proceeds of approximately $4,496,480 from one institutional investor and issued to such investor 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. We incurred a placement agent fee of approximately $389,754 and issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, we determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities due to settlement provisions requiring shareholder approval. The liability-classified warrants will be subsequently measured at fair value, with changes recognized in earnings. In accordance with applicable accounting standards, we allocated the total proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, we recorded a non-cash loss of $1.0 million. Executing the transaction was driven by several strategic considerations. The capital injection strengthened our liquidity position, supporting project development and ongoing operations. Additionally, while the warrants resulted in a non-cash accounting loss due to their fair value measurement, they did not impact our cash flows. Furthermore, our management believes, that the offering was beneficial from a market visibility perspective.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash of $8.4 million which increased by $4.3 million as compared to December 31, 2023. The increase was primarily due to cash provided by investing activities of $10.0 million offset by cash used by operating activities of $3.5 million and cash used in financing activities of $3.1 million. The cash provided by investing activities was primarily due to sales of marketable securities of $10 million. The cash used in financing activities was primarily due to repayments of the production facilities, finance lease obligations, and bank indebtedness including margin loan, net of proceeds from each, resulting in net cash used of $8.6 million, offset by net proceeds from the Offering of $7.5 million and margin loan of $0.1 million.

As of December 31, 2024, the Company held available-for-sale marketable securities with a fair value of $2.03 million, a decrease of $9.92 million as compared to December 31, 2023 due to sales and maturities during the year ended December 31, 2024. The available-for-sale securities consist principally of corporate and government debt securities and are also available as a source of liquidity.

As of December 31, 2024 and December 31, 2023, the Company's margin loan balance was $0.9 million and $0.8 million, respectively. During the year ended December 31, 2024, the Company borrowed an additional $11.0 million from its investment margin account and repaid $10.9 million primarily with cash received from sales and maturities of marketable securities. The borrowed amounts were primarily used for operational costs. The interest rates for the borrowings fluctuate based on the Fed Funds Upper Target plus 0.60%. The weighted average interest rates were 0.46% and 0.98%, respectively, on average margin loan balances of $1 million and $27.4 million as of December 31, 2024 and December 31, 2023, respectively.

During the years ended December 31, 2024 and December 31, 2023, the Company incurred interest expense on the margin loan of $0.1 million and $1.5 million, respectively. The investment margin account borrowings do not mature but are collateralized by the marketable securities held by the same custodian and the custodian can issue a margin call at any time, effecting a payable on demand loan. Due to the call option, the margin loan is recorded as a current liability on the Company's consolidated balance sheets.

In the second and third quarter of 2024, the Company was not in compliance with financial covenant calculations. As a result of these financial covenant violations, the Company and the lender agreed to an early repayment of the equipment leases under the equipment lease line and the revolving demand facility in the fourth quarter of 2024. As of December 31, 2024, the Company is no longer subject to financial and customary affirmative and negative non-financial covenants on the revolving demand facility and equipment lease agreements that were repaid in full and terminated in the fourth quarter of 2024.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Reclassifications

Prior period restricted cash amount included within the balance sheet statement has been reclassified or presented to conform with the current period presentation. The amounts of restricted cash were presented as current assets, as the related contractual restrictions are expected to expire within one year. The reclassifications and changes in presentation had no impact on the Company's net loss or balance sheet.

Segments

The Company determines its operating segments on the same basis as it assesses performance and makes operating decisions. The Company principally operates in two distinct business segments: the Content Production and Distribution Segment, which produces and distributes children's content, and the Media Advisory and Advertising Services Segment, which provides media and advertising services. These segments are reflective of how the Company's Chief Operating Decision Maker ("CODM") reviews operating results for the purposes of allocating resources and assessing performance. The Company has identified its Chief Executive Officer as the CODM. The segments are organized around the products and services provided to customers and represent the Company's reportable segments.

The accounting policies for each segment are the same as for the Company as a whole. Refer to Note 21 for additional information.

Principles of Consolidation and Basis of Presentation

The Company's consolidated financial statements include the accounts of Kartoon Studios, Inc. and its wholly-owned subsidiaries. The Company consolidates all majority-owned subsidiaries and variable interest entities where the Company has been determined to be the primary beneficiary. The interests in a variable interest entity which the Company does not control are recorded as non-controlling interests. Non-consolidated investments are accounted for using the equity method or the fair value option and recorded at fair value with changes recognized within Other Income (Expense), net on the consolidated statements of operations and comprehensive income (loss). All significant intercompany accounts and transactions have been eliminated upon consolidation.

Variable Interest Entities

The Company holds an interest in Stan Lee University, LLC ("SLU"), an entity that is considered a variable interest entity ("VIE"). The variable interest relates to 50% ownership in the entity that is comprised of the Stan Lee Assets and that requires additional financial support from the Company to continue operations. The Company is considered the primary beneficiary and is required to consolidate the VIE.

In evaluating whether the Company has the power to direct the activities of a VIE that most significantly impact its economic performance, the Company considers the purpose for which the VIE was created, the importance of each of the activities in which it is engaged and the Company's decision-making role, if any, in those activities that significantly determine the entity's economic performance as compared to other economic interest holders. This evaluation requires consideration of all facts and circumstances relevant to decision-making that affects the entity's future performance and the exercise of professional judgment in deciding which decision-making rights are most important.

In determining whether the Company has the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, the Company evaluates all of its economic interests in the entity, regardless of form (debt, equity, management and servicing fees, and other contractual arrangements). This evaluation considers all relevant factors of the entity's design, including: the entity's capital structure, contractual rights to earnings (losses), subordination of the Company's interests relative to those of other investors, contingent payments, as well as other contractual arrangements that have the potential to be economically significant. The evaluation of each of these factors in reaching a conclusion about the potential significance of the Company's economic interests is a matter that requires the exercise of professional judgment. The Company continuously assesses whether it is the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in the Company consolidating its collaborators or partners.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates in our consolidated financial statements, include, but are not limited to: content inventory; income taxes; initial valuation and subsequent impairment testing of intangible assets; fair value of financial instruments; share-based payment arrangements; and commitments and contingencies. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

Foreign Currency

The Company considers the USD to be its functional currency for its United States and certain Canadian based operations. The CAD is the functional currency of Wow, a wholly-owned subsidiary of the Company. Accordingly, the financial information is translated from CAD to USD for inclusion in the Company's consolidated financial statements. Revenue and expenses are translated at average exchange rates prevailing during the period, and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Resulting translation adjustments are included as a component of Accumulated Other Comprehensive Loss, net in stockholders' equity.

Foreign exchange ("FX") transaction gains and losses are included in Other Income (Expense), net on the consolidated statements of operations.

Foreign Currency Forward Contracts

The Company's wholly-owned subsidiary, Wow, is exposed to fluctuations in various foreign currencies against its functional currency, the Canadian dollar. Wow uses foreign currency derivatives, specifically foreign currency forward contracts ("FX forwards"), to manage its exposure to fluctuations in the CAD-USD exchange rates. FX forwards involve fixing the foreign currency exchange rate for delivery of a specified amount of foreign currency on a specified date. The FX forwards are typically settled in CAD for their fair value at or close to their settlement date. The Company does not currently designate any of the FX forwards under hedge accounting and therefore reflects changes in fair value as unrealized gains or losses immediately in earnings as part of the revenue generated from the transactions hedged. The Company does not hold or use these instruments for speculative or trading purposes.

Per FASB ASC 815-10-45, *Derivatives and Hedging*, the Company has elected an accounting policy to offset the fair value amounts recognized for eligible forward contract derivative instruments. Therefore, the Company presents the asset or liability position of the FX forwards that are with the same counterparty net as either an asset or liability in its consolidated balance sheets.

As of December 31, 2024, the gross amounts of foreign currency ("FX") forward contracts in an asset and liability position subject to a master netting arrangement resulted in a net liability of $0.6 million recorded within Other Current Liabilities on the consolidated balance sheets. As of December 31, 2023, the FX contracts were fully settled and netted to zero on the Company's consolidated balance sheets.

For the years ended December 31, 2024 and 2023, the Company recorded a realized loss of $0.2 million and $0.1 million, respectively, on FX forward contracts within Production Services Revenue on the consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with initial maturities of three months or less to be cash equivalents. As of December 31, 2024 and December 31, 2023, the Company had cash of $8.4 million and $4.1 million, respectively, that at times could exceed Federal Deposit Insurance Corporation ("FDIC") or Canadian Deposit Insurance Corporation ("CDIC") limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The availability of certain short-term lines of credit is dependent on the Company maintaining compensating balances. The compensating balances are not legally restricted and may be withdrawn, therefore the Company classifies them as cash on the consolidated balance sheets. As of December 31, 2024 and December 31, 2023, the total compensating balance maintained was $0.5 million and $1.1 million, respectively. The Company did not have any cash equivalents as of the periods presented. As of December 31, 2024 and December 31, 2023 the Company held $0.5 million in restricted cash. This balance primarily represents collateral pledged in connection with one of the subsidiary's corporate American Express program. As of December 31, 2024, the Company has no cash minimum requirements.

Trade Accounts Receivable and Allowance for Credit Loss

Accounts receivables are presented on the consolidated balance sheets, net of estimated credit losses. The carrying amounts of trade accounts receivable and unbilled accounts receivable represent the maximum credit risk exposure of these assets. On a quarterly basis, in accordance with FASB ASC 326, *Measurement of Credit Losses on Financial Instruments ("ASC 326")*, the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. The allowance for credit loss is based on an assessment of past events, current economic conditions, and forecasts of future events. Individual uncollectible accounts are written off against the allowance when collection of the individual accounts does not appear probable. As of December 31, 2024 and December 31, 2023, the Company recorded an allowance for credit loss of $239,439 and $189,245, respectively.

The Company limits its exposure to this credit risk through a credit approval process and credit monitoring procedures. In addition, Wow's contracts with customers usually require upfront and milestone payments throughout the production process. The Company's customer base is mainly comprised of major Canadian, American, and worldwide studios, distributors, broadcasters, toy companies and AVOD and SVOD platforms that have been customers for several years.

Tax Credits Receivable

The Canada Revenue Agency ("CRA") and certain provincial governments in Canada provide programs that are designed to assist film and television production in the form of refundable tax credits or other incentives.

Estimated amounts receivable in respect of refundable tax credits are recorded as an offset to the related production operating cost, or to investment in film and television costs when the conditions for eligibility of production assistance based on the government's criteria are met, the qualifying expenditures are made and there is reasonable assurance of realization. Determination of when and if the conditions of eligibility have been met is based on management's judgment, and the amount recognized is based on management's estimates of qualifying expenditures. The ultimate collection of previously recorded estimates is subject to ordinary course audits from the CRA and provincial agencies. Changes in administrative policies by the CRA or subsequent review of eligibility documentation may impact the collectability of these estimates. The Company continuously reviews the results of these audits to determine if any circumstances arise that in management's judgment would result in a previously recognized amount to be considered no longer collectible.

The Company classifies majority of the tax credits receivable as current based on their normal operating cycle. Government assistance, in the form of refundable tax credits, is relied upon as a key component of production financing. These amounts are claimed from the CRA through the submission of income tax returns and can take up to 18 to 24 months from the date of the first tax credit dollar being earned to being received. As this financing is fundamental to the Company's ability to produce animated productions and generate revenue in the normal course of business, the normal operating cycle for such assets is considered to be a 12 to 24-month period, or the time it takes for the CRA to assess and refund the tax credits earned.

As of December 31, 2024, a portion of the Company's tax credits receivable is presented as a long-term asset due to uncertainty regarding the timing of obtaining the necessary certifications required to process the tax credits. Management will continue to monitor the status of the outstanding items and reclassify the receivable to current when the timing of collection becomes reasonably estimable.

As of December 31, 2024 and December 31, 2023, $12.7 million and $20.7 million in tax credit receivables related to Wow's film and television productions were recorded, net of $0.6 million and $0.5 million, respectively, recorded as an allowance for credit loss. As of December 31, 2024, $2.4 million, in tax credits receivable net of $0.4 million allowance for credit loss was presented as non-current asset. The Company did not have any non-current tax credits receivable as of December 31, 2023.

Employee Retention Tax Credit (ERTC)

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, providing numerous tax provisions and other stimulus measures, including the Employee Retention Tax Credit. The Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the American Rescue Plan Act of 2021 extended the availability of the ERTC. The Company accounted for the ERTC as a gain contingency in accordance with ASC 450-30 - Gain Contingencies. Under this standard, the ERTC was recognized only after the contingency was resolved and deemed realizable.

During the year ended December 31, 2024, we recognized an ERTC benefit totaling $1.2 million. This amount is included in Other Income (Expense) in the consolidated statements of operations. As of December 31, 2024 we had not received any refunds related to the ERTC and we had an outstanding receivable of $1.2 million which is recorded in other current assets in the consolidated balance sheet. Subsequent to December 31, 2024 we received $0.2 million of ERTC refunds from the IRS, updating the outstanding receivable to $1.0 million. The Company did not record any ERTC benefits in the year ended December 31, 2023.

Marketable Debt Securities

The Company purchases high quality, investment grade securities from diverse issuers. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Currently, the Company classifies its investments in marketable securities as available-for-sale ("AFS") and records these investments at fair value. The securities are available to support current operations and, accordingly, the Company classifies the investments as current assets without regard to their contractual maturity.

Unrealized gains or losses on available-for-sale securities for which the Company expects to fully recover the amortized cost basis are recognized in Accumulated Other Comprehensive Income (Loss), a component of stockholders' equity. Gains and losses as a result of sales of securities are reclassified from previously unrealized gains and losses on AFS securities in Accumulated Other Comprehensive Loss to Other Income (Expense), net, in the consolidated statements of operations.

On a quarterly basis, the Company reviews its AFS securities to assess declines in fair value for credit losses. For each AFS security with an amortized cost that exceeds its fair value, the Company first determines if it intends to sell or is more-likely-than-not required to sell the debt security before the expected recovery of its amortized cost. If it intends to sell or will more-likely-than-not be required to sell the security, the Company recognizes the impairment as a credit loss in the consolidated statements of operations by writing down the security's amortized cost to its fair value. For AFS securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss. The portion of the decline in fair value that is due to factors other than a credit loss is recognized in Accumulated Other Comprehensive Income Loss as an unrealized loss.

The Company reports accrued interest receivable separately from the AFS securities and has elected not to measure an allowance for credit losses for accrued interest receivables. Uncollectible accrued interest is written off when the Company determines that no additional interest payments will be received. Classified within Other Receivables on the consolidated balance sheets, approximately $8,830 and $54,642 in interest income were receivable as of December 31, 2024 and December 31, 2023, respectively.

Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums accounted for over the life of the security or, in the case of callable securities, through the first call date, using the level yield method, with no prepayment anticipated.

Equity-Method Investments

When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity's operating and financial policies, the investment is accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option available under U.S. GAAP. Significant influence generally exists when the firm owns 20% to 50% of the entity's common stock or in-substance common stock.

In general, the Company accounts for investments acquired at fair value. See Note 4 for further information about the Company's investment in YFE's equity securities accounted for under the fair value option.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from two to seven years. Maintenance, repairs, and renewals, which neither materially add to the value of the assets nor appreciably prolong their lives, are charged to expense as incurred. Gains and losses from any dispositions of property and equipment are reflected in the consolidated statements of operations. Whenever events or circumstances change, an assessment is made as to whether there has been impairment to the value of long-lived assets by determining whether projected undiscounted cash flows generated by the applicable asset exceed its net book value as of the assessment date. Refer to Note 6 for details on the Company's assessments of fair value as of December 31, 2024 and December 31, 2023.

Right-of-Use Leased Assets

The Company determines at contract inception whether the arrangement is a lease based on its ability to control a physically distinct asset and determines the classification of the lease as either operating or finance under FASB ASC 842, *Leases ("ASC 842")*. For all leases, the Company combines all components of the lease including related nonlease components as a single component. Operating leases are reflected as Operating Lease Right-of-Use ("ROU") Assets and Operating Lease Liabilities and finance leases are reflected as Finance Lease ROU assets and Finance Lease Liabilities on the consolidated balance sheets.

Lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company estimates the incremental borrowing rate to reflect the profile of collateralized borrowing over the expected term of the leases based on the information available on the lease commencement date or for leases existing upon the date of initial adoption of ASC 842, the date of adoption. The implicit rates within the Company's existing finance leases are determinable and therefore used to determine the present value of finance lease payments.

The operating lease ROU assets also include any lease payments made prior to lease commencement date and excludes lease incentives. Specific lease terms used in computing the ROU assets and lease liabilities may include options to extend or terminate the lease when the Company is reasonably certain that it will exercise the option. The Company will reassess expected lease terms based on changes in circumstances that indicate options may be more or less likely to be exercised. Lease expense is recognized on a straight-line basis over the lease term within General and Administrative Expenses on the consolidated statements of operations. Lease incentives are recognized as a reduction to the lease expense on a straight-line basis over the underlying lease term. Refer to Notes 7 and 19 for details of the Company's leases.

Film and Television Costs

The Company capitalizes production costs for episodic series produced in accordance with FASB ASC 926-20, *Entertainment-Films - Other Assets - Film Costs*. Accordingly, production costs are capitalized at actual cost and amortized using the individual-film-forecast method, whereby these costs are amortized, and participations costs are accrued based on the ratio of the current period's revenues to management's estimate of ultimate revenue expected to be recognized from each production. There are usually three stages for production projects with different costs incurred at each stage:

Productions in Development

Development costs include the costs of acquiring film rights to books, scripts or original screenplays and the third-party costs to adapt such projects, including visual development and design. Advances or contributions received from third parties to assist in development are deducted from these costs.

Productions in Progress

Capitalized development costs are reclassified to productions in progress once the project is approved and physical production of the film or television program commences. Capitalized costs include all direct production and financing costs incurred during production that are expected to provide future economic benefit to the Company. Borrowing costs and depreciation are capitalized to the cost of a film or television program until substantially all of the activities necessary to prepare the film or television program for its use intended by management are complete.

Completed Productions

Completed productions are carried at the cost of proprietary film and television programs which have been produced by the Company or to which the Company has acquired distribution rights, less accumulated amortization and accumulated impairment losses.

Due to the inherent uncertainties involved in making such estimates of ultimate revenues and expenses, these estimates have differed in the past from actual results and are likely to differ to some extent in the future from actual results. In addition, in the normal course of business, some titles are more successful or less successful than anticipated. Management reviews the ultimate revenue and cost estimates on a title-by-title basis, when an event or change in circumstances indicates that the fair value of the production may be less than its unamortized cost. This may result in a change in the rate of amortization of film costs and participations and/or a write-down of all or a portion of the unamortized costs of the film or television production to its estimated fair value. An impairment charge is recorded in the amount by which the unamortized costs exceed the estimated fair value. These write-downs are included in amortization expense within Direct Operating Costs on the consolidated statements of operations.

All capitalized costs that exceed the initial market firm commitment revenue are expensed in the period of delivery of the episodes. Additionally, for episodic series, from time to time, the Company develops additional content, improved animation and bonus songs/features for its existing content. After the initial release of the episodic series, the costs of significant improvement to existing products are capitalized while routine and periodic alterations to existing products are expensed as incurred. Refer to Note 8 for details.

Intangible Assets

Intangible assets have been acquired, either individually or with a group of other assets, and were initially recognized and measured based on fair value. The Company's intangible assets consist of trademarks, trade names, customer relations and other assets. Annual amortization of these intangible assets is computed based on the straight-line method over the remaining economic life of the asset. The useful lives of intangible assets are reviewed periodically to determine whether adjustments are necessary based on changes in business conditions.

Indefinite-lived intangible assets are assessed for impairment annually or when a triggering event suggests their fair value may have fallen below their carrying amount. Impairment analysis of indefinite-lived intangible assets is evaluated using the relief-from-royalty method under the income approach, incorporating estimated future revenues attributable to the asset, assumed growth and royalty rates, based on comparable industry data, and an appropriate discount rate, reflecting risk-adjusted returns. Definite-lived intangible assets are reviewed for impairment when triggering events occur, using an entity-specific recoverability test based on undiscounted cash flows. If recoverability is not met, a fair value analysis is performed.

Changes in future results, assumptions, and estimates after the measurement date may lead to an outcome where additional impairment charges would be required in future periods. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions may differ in reflection of prevailing market conditions. Further, continued adverse market conditions could result in the recognition of additional impairment if the Company determines that the fair values of its reporting units have fallen below their carrying values.

Refer to Note 9 for details on the Company's assessments of fair value as of December 31, 2024 and December 31, 2023.

Debt

We measure issued debt at amortized cost, net of any debt premiums, discounts, and debt issuance costs. These amounts are amortized over the life of the debt using the effective interest rate method, ensuring that interest expense reflects the underlying borrowing costs. In cases where the straight-line method results in an immaterial difference compared to the effective interest rate method, we may apply the straight-line method.

Equity-Linked Instruments

We analyze freestanding equity-linked instruments including warrants to conclude whether the instrument meets the definition of the derivative and whether it is considered indexed to our own stock. If the instrument is not considered indexed to our stock, it is classified as an asset or liability recorded at fair value. If the instrument is considered indexed to our stock, we analyze additional equity classification requirements per ASC 815-40, *Contracts in Entity's Own Equity*. When the requirements are met, the instrument is recorded as part of our equity, initially measured based on its relative fair value with no subsequent re-measurement. When the equity classification requirements are not met, the instrument is recorded as an asset or liability and is measured at fair value with subsequent changes in fair value recorded in earnings.

When required, we also consider the bifurcation guidance for embedded derivatives per ASC 815-15, *Embedded Derivatives*.

Treasury Stock

The Company records the repurchase of shares of its common stock at cost on the trade date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares.

Revenue Recognition

The Company accounts for revenue according to FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue is measured based on the consideration specified in a contract with a customer. Revenue is recognized when a customer obtains control of the products or services in a contract. Judgment is required in determining the timing of whether the transfer of control occurs at a point in time or over time and is discussed below. The Company evaluates each contract to identify separate performance obligations as a contract with a customer may have one or more performance obligations. Consideration in a contract with multiple performance obligations is allocated to the separate performance obligations based on their stand-alone selling prices. If a stand-alone selling price is not determinable, the Company estimates the stand-alone selling price using an adjusted market assessment approach. The Company's main sources of revenue are derived from animation production services provided to third parties, the sale of licenses for the distribution of films and television programs, advertising revenues, and merchandising and licensing sales.

The Company has identified the following material and distinct performance obligations:

- Providing animation production services

- Licensing rights to exploit Functional Intellectual Property ("functional IP" is defined as intellectual property that has significant standalone functionality, such as the ability to be played or aired. Functional IP derives a substantial portion of its utility from its significant standalone functionality)

- Licensing rights to exploit Symbolic Intellectual Property ("symbolic IP" is intellectual property that is not functional as it does not have significant standalone use and substantially all of the utility of symbolic IP is derived from its association with the entity's past or ongoing activities, including its ordinary business activities, such as the Company's licensing and merchandising programs associated with its animated content)

- Providing media advisory and advertising services to clients

- Fixed and variable fee advertising and subscription-based revenue generated from the Kartoon Studios *Kartoon Channel!, Ameba TV,* the Frederator owned and operated YouTube channels and revenues generated from the operation of its creator network, *Channel Frederator Network,* on YouTube

- Options to renew or extend a contract at fixed terms (while this performance obligation is not significant for the Company's current contracts, it could become significant in the future)

- Options on future seasons of content at fixed terms (while this performance obligation is not significant for the Company's current contracts, it could become significant in the future)

Production Services

Animation Production Services

For revenue from animation production services, the customer controls the output throughout the production process. Each production is made to an individual customer's specifications and if the contract is terminated by the customer, the Company is entitled to be reimbursed for any costs incurred to date, and for any prepaid commitments made, plus the agreed contractual mark-up. Revenue and the associated costs of such contracts are recognized over time on a percentage of completion basis - i.e., as the project is being produced, prior to it being delivered to the customer. The percentage-of-completion is calculated based upon the proportion of costs incurred cumulatively to total expected costs. Changes in revenue recognized as a result of adjustments to total expected costs are recognized in profit or loss on a prospective basis. Invoices related to these projects are issued based on the achievement of milestones during the project or other contractual terms. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue. When revenue exceeds milestone billings, the Company recognizes this difference as unbilled accounts receivable within Other Receivable on the Company's consolidated balance sheets. Unbilled accounts receivables are transferred to accounts receivable when the Company has an unconditional right to consideration.

When the outcome of an arrangement cannot be estimated reliably, revenue is recognized only to the extent of the expenses incurred that are recoverable.

Content Distribution

Film and Television Licensing

The Company recognizes revenue related to licensed rights to exploit functional IP in two ways; for minimum guarantees, the Company recognizes fixed revenue upon delivery of content and the start of the license period and for functional IP contracts with a variable component, the Company estimates revenue such that it is probable there will not be a material reversal of revenue in future periods. The Company recognizes revenue related to licensed rights to exploit symbolic IP substantially similarly to functional IP. Although it has a different recognition pattern from functional IP, the valuation method is substantially the same, depending on the nature of the license.

Invoices related to these projects are issued based on the achievement of milestones during the project or other contractual terms. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue. When revenue exceeds milestone billings, the Company recognizes this difference as unbilled accounts receivable within Other Receivable on the Company's consolidated balance sheets. Unbilled accounts receivables are transferred to accounts receivable when the Company has an unconditional right to consideration.

Advertising Revenues

The Company received advertising revenue through its wholly-owned VOD services, *Kartoon Channel!* and *Ameba TV*. Additionally, advertising revenue is derived from *Kartoon Channel!* branded channels on Free Ad Supported Streaming TV services. Advertising sales are generated on advertising impressions served. For impressions served, the Company delivers a certain minimum number of impressions on the channel to the advertiser for which the advertiser pays a contractual cost per 1000 (mille) impressions ("CPM"). Impressions served are reported on a monthly basis, and revenue is reported in the month the impressions are served.

Upon the acquisition of Wow, the Company generates advertising revenue from Frederator's owned and operated YouTube channels as well as revenues generated from the operation of its creator network, Channel Frederator Network, on YouTube. Revenue is recognized when services are provided in accordance with the Company's agreement with YouTube, the price is fixed or determinable, and collection of the related receivable is probable. Receivables related to the advertising services are usually collectable within 30 days, which is shorter collection period compared to the Company's average for the year ended December 31, 2024.

Licensing and Royalties

Merchandising and Licensing

The Company enters into merchandising and licensing agreements that allow licensees to produce merchandise utilizing certain of the Company's intellectual property. For minimum guaranteed amounts that make up a contract, revenue is recognized over time, over the term of the license period commencing on the date at which the licensees can use and benefit from the licensed content. Variable consideration in excess of non-refundable guaranteed amounts, such as royalties and other contractual payments are recognized as revenue when the amounts are known and become due provided collectability is reasonably assured. Invoices are issued based on the contractual terms of an agreement and are usually payable within 30-45 days, which is a shorter collection period compared to the Company's average for the year ended December 31, 2024.

Product Sales

The Company recognizes revenue related to product sales (e.g., apparel and collectibles) when the Company completes its performance obligation, which is when the goods are transferred to the buyer.

Media Advisory and Advertising Services

The Company provides media advisory and advertising consulting services to clients. Revenue is recognized when the services are performed or as paid through the monthly retainer. When the Company purchases advertising for clients on linear and across digital and streaming platforms and receives a commission, the commissions are recognized as revenue in the month the advertising is displayed.

Gross Versus Net Revenue Presentation

The Company evaluates individual arrangements with third parties to determine whether the Company acts as principal or agent under the terms. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis, resulting in revenues and expenses being classified in their respective financial statement line items. To the extent that the Company acts as the agent in an arrangement, revenues are reported on a net basis, resulting in revenues being presented net of any expenses incurred in providing agency services. Determining whether the Company acts as principal or agent is based on an evaluation of which party has substantial risks and rewards of ownership under the terms of an arrangement. The most significant factors that the Company considers include identification of the primary obligor, as well as which party has credit risk, general and inventory risk and the latitude or ability in establishing prices.

Direct Operating Costs

Direct operating costs include costs of the Company's product sales, non-capitalizable film costs, film and television cost amortization expense, impairment expenses related to film and television costs, and participation expense related to agreements with various animation studios, post-production studios, writers, directors, musicians or other creative talent with which the Company is obligated to share net profits of the properties on which they have rendered services. Upon the acquisition of Wow, the Company also includes the salaries and related service production employee costs of Wow as part of its direct operating costs.

Share-Based Compensation

The Company issues stock-based awards to employees and non-employees that are generally in the form of stock options or restricted stock units ("RSUs"). Share-based compensation cost is recorded for all options and RSUs based on the grant-date fair value of the award.

The fair value of stock options is estimated at the date of grant using the Black-Scholes-Merton ("BSM") option pricing model, which requires management to make assumptions with respect to the fair value on the grant date. The assumptions are as follows: (i) the expected term assumption of the award is based on the Company's historical exercise and post-vesting behavior (ii) the expected volatility assumption is based on historical and implied volatilities of the Company's common stock calculated based on a period of time generally commensurate with the expected term of the award; (iii) the risk-free interest rates are based on the implied yield available on U.S. treasury zero-coupon issues with an equivalent expected term; (iv) and the expected dividend yields of the Company's stock are based on history and expectations of future dividends payable. In the case of RSUs, the fair value is calculated based on the Company's underlying common stock on the date of grant.

The Company recognizes compensation expense over the requisite service period ratably, using the graded attribution method, which is in-substance, recognizing multiple awards based on the vesting schedule. The Company has elected to account for forfeitures when they occur. The Company issues authorized shares available for issuance under the Company's 2020 Incentive Plan upon employees' exercise of their stock options.

Debt Issuance Costs

Debt issuance costs relate to the issuance of Wow's Production Facilities and are recorded as a reduction to the carrying amount of debt and amortized to interest expense using the effective interest method over the respective terms of the facilities. Debt issuance costs directly attributable to the acquisition or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time the assets are substantially ready for their intended use or sale.

Earnings Per Share

Basic earnings (loss) per share of common stock ("EPS") is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS is calculated by dividing net income (loss) applicable to common stockholders by the weighted average number of shares of common stock outstanding, plus the assumed exercise of all dilutive securities using the treasury stock or "as converted" method, as appropriate. During periods of net loss, all common stock equivalents are excluded from the diluted EPS calculation because they are antidilutive. For the years ended December 31, 2024 and 2023, all shares were deemed antidilutive.

Income Taxes

Deferred income tax assets and liabilities are recognized based on differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates. At each balance sheet date, the Company evaluates the available evidence about future taxable income and other possible sources of realization of deferred tax assets and records a valuation allowance that reduces the deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

Concentration of Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed the Federal Deposit Insurance Corporation's ("FDIC") or the Canadian Deposit Insurance Corporation's ("CDIC") insured amounts. Balances on interest bearing deposits at banks in the United States are insured by the FDIC up to $250,000 per account and deposits in banks in Canada are insured by the CDIC up to CAD 0.1 million. As of December 31, 2024 and December 31, 2023, the Company had twelve and ten bank deposit accounts with an aggregate uninsured balance of $6.7 million and $2.5 million, respectively.

The Company has a managed account with a financial institution. The managed account maintains its investments in marketable securities of approximately $2.0 million and $12.0 million as of December 31, 2024 and December 31, 2023, respectively. Assets in the managed account are protected by the Securities Investor Protection Corporation ("SIPC") up to $500,000 (with a limit of $250,000 for cash). In addition, the financial institution provides additional "excess of SIPC" coverage which insures up to $1.0 billion. As of December 31, 2024 and December 31, 2023, the Company did not have account balances held at this financial institution that exceed the insured balances.

The Company's investment portfolio, consists of investment-grade securities and, although reduced in size compared to prior year, remains reasonably diversified among security types, industries and issuers. The Company's policy limits the amount of credit exposure to any one security issue or issuer and the Company believes no significant concentration of credit risk exists with respect to these investments.

During year ended December 31, 2024, the Company had four customers, whose total revenue exceeded 10% of the total consolidated revenue. These customers accounted for 75.7% of the total revenue. As of December 31, 2024, the Company had three customers whose total accounts receivable exceeded 10% of the total accounts receivable. These customers accounted for 53.2% of the total accounts receivable as of December 31, 2024.

During year ended December 31, 2023, the Company had four customers whose total revenue exceeded 10% of the total consolidated revenue. These customers accounted for 74% of the total revenue. As of December 31, 2023, the Company had three customers whose total accounts receivable exceeded 10% of the total accounts receivable. These customers accounted for 63% of the total accounts receivable as of December 31, 2023.

There is significant financial risk associated with a dependence upon a small number of customers. The Company periodically assesses the financial strength of these customers and establishes allowances for any anticipated credit losses.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1 - Observable inputs such as quoted prices for identical instruments in active markets

- Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active

- Level 3 - Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

The carrying amounts of cash, restricted cash, receivables, payables, accrued liabilities, bank indebtedness and the margin loan approximate fair value due to the short-term nature of the instruments. The Company used the fair values of the liability-classified derivative warrants revalued at the end of each reporting period determined using the BSM option pricing model (Level 2) with standard valuation inputs. Refer to Note 16 for additional details. The investment in YFE is also revalued at the end of each reporting period based on the trading price of YFE (Level 2). Refer to Note 4 for additional details. Upon the acquisition of Wow, foreign currency forward contracts that are not traded in active markets were assumed. These are fair valued using observable forward exchange rates at the measurement dates and interest rates corresponding to the maturity of the contracts (Level 2).

The fair values of the AFS securities are generally based on quoted market prices, where available. These fair values are obtained primarily from third-party pricing services, which generally use Level 1 or Level 2 inputs for the determination of fair value to facilitate fair value measurements and disclosures. Level 2 securities primarily include corporate securities, securities from states, municipalities and political subdivisions, mortgage-backed securities, United States Government securities, foreign government securities, and certain other asset-backed securities. For securities not actively traded, the pricing services may use quoted market prices of comparable instruments or a variety of valuation techniques, incorporating inputs that are currently observable in the markets for similar securities.

The following table summarizes the marketable securities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2024 (in thousands):

	Level 1	Level 2	Total Fair Value
Investments in Marketable Securities:			
Corporate Bonds	$ 537	$ –	$ 537
U.S. agency and government sponsored securities	–	1,107	1,107
U.S. states and municipalities	–	385	385
Total	**$ 537**	**$ 1,492**	**$ 2,029**

Fair values were determined for each individual security in the investment portfolio. The Company's marketable securities are considered to be available-for-sale investments as defined under FASB ASC 320, *Investments – Debt and Equity Securities*. An allowance for credit loss was not recorded for the marketable securities as of December 31, 2024 and December 31, 2023. Refer to Note 5 for additional details.

Financial and nonfinancial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs and include the Company's intangible assets and film and television costs.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting – Improvements to Reportable Segments Disclosures*. The amendments enhance disclosures of significant segment expenses by requiring disclosure of significant segment expenses regularly provided to the chief operating decision maker (CODM), extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. The amendments are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption of the amendment is permitted, including adoption in any interim periods for which financial statements have not been issued. The adoption of this ASU in the year ended December 31, 2024, resulted in updated disclosures within our financial statements, but did not impact the consolidated financial statements. Refer to Note 21 for additional details.

New Accounting Standards Issued but Not Yet Adopted

In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements*. The new guidance clarifies or improves disclosure and presentation requirements on a variety of topics in the codification. The amendments will align the requirements in the FASB Accounting Standard Codification with the SEC's regulations. The amendments are effective prospectively on the date each individual amendment is effectively removed from Regulation S-X or Regulation S-K. The Company is in the process of evaluating the impact that the adoption of this ASU will have to the consolidated financial statements and related disclosures, which is not expected to be material.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires that an entity, on an annual basis, disclose additional income tax information, primarily related to the rate reconciliation and income taxes paid. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update are effective for annual periods beginning after December 15, 2024. The Company is in the process of evaluating the impact that the adoption of this ASU will have to the consolidated financial statements and related disclosures, which is expected to result in enhanced disclosures.

In March 2024, the FASB issued ASU 2024-01, *Scope Application of Profits Interests and Similar Awards*. The ASU is intended to help entities determine whether profits interest and similar awards are in the scope of ASC 718, Stock Compensation. The ASU solely focuses on scope and does not address guidance on recognition, classification, attribution, or measurement. For PBEs, it is effective for annual periods beginning after December 15, 2024 and interim periods within those annual periods. For all other entities, it is effective for annual periods beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements. The amendments would be applied either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date at which the entity first applies the amendments. The Company is in the process of evaluating the impact that the adoption of this ASU will have to the consolidated financial statements and related disclosures, which is expected to result in enhanced disclosures.

In November, 2024 the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expense*. This update mandates that public companies provide more detailed information about specific expenses in their financial statement notes. The effective date for this guidance is annual reporting periods beginning after December 15, 2026, with interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of evaluating the impact that the adoption of this ASU will have to the consolidated financial statements and related disclosures, which is expected to result in enhanced disclosures.

Note 3: Variable Interest Entity

In July 2020, the Company entered into a binding term sheet with POW! Entertainment, LLC ("POW") in which the Company agreed to form an entity with POW to exploit certain rights in intellectual property created by Stan Lee, as well as the name and likeness of Stan Lee. The entity is called "Stan Lee Universe, LLC" ("SLU"). POW and the Company executed an Operating Agreement for the joint venture, effective as of June 1, 2021. The purpose of the acquisition was to enable the Company to assume the worldwide rights, in perpetuity, to the name, physical likeness, physical signature, live-action and animated motion picture, television, online, digital, publishing, comic book, merchandising and licensing rights to Stan Lee and over 100 original Stan Lee creations (the "Stan Lee Assets"), from which the Company plans to develop and license multiple properties each year.

During the year ended December 31, 2024, SLU generated an insignificant amount of net income. There were no contributions or distributions during the year ended December 31, 2024 and there were no changes in facts and circumstances that would result in a re-evaluation of the VIE assessment.

During the year ended December 31, 2023, SLU generated an insignificant amount of net income. There were no contributions or distributions during the year ended December 31, 2023 and there were no changes in facts and circumstances that would result in a re-evaluation of the VIE assessment.

Note 4: Investment in Equity Interest

As of December 31, 2024, the Company owned 6,857,132 shares of YFE. At the time of the initial investment in 2021, it was determined that based on the Company's 29% ownership in YFE, the Company had significant influence over the entity. Therefore, under the equity method of accounting, the Company elected to account for the investment at fair value under the fair value option. Under the fair value option, the investment is remeasured and recorded at fair value each reporting period, with the change recorded through earnings. As of December 31, 2024, the fair value of the investment was determined to be $16.4 million recorded within noncurrent assets on the Company's consolidated balance sheets and as of December 31, 2023 was $19.1 million. The fair value as of December 31, 2024 decreased by net $2.7 million, as compared to December 31, 2023. The net decrease is comprised of the net impact of a decrease in YFE's stock price, and the effect of foreign currency remeasurement from EURO to USD. The total change in fair value is recorded within Other Income (Expense), net on the Company's consolidated statement of operations. As of December 31, 2024 and December 31, 2023, the Company's ownership in YFE was 44.8%.

Note 5: Marketable Securities

The Company classifies and accounts for its marketable debt securities as AFS and the securities are stated at fair value in accordance with ASC 326 *Financial Instruments - Credit Losses*.

The investments in marketable securities had an adjusted cost basis of $2.1 million and a market value of $2.0 million as of December 31, 2024. The balances consisted of the following securities (in thousands):

	Adjusted Cost		Unrealized Gain/(Loss)		Fair Value	
Corporate Bonds	$	559	$	(22)	$	537
U.S. Agency and Government Sponsored Securities		1,155		(48)		1,107
U.S. States and Municipalities		402		(17)		385
Total	**$**	**2,116**	**$**	**(87)**	**$**	**2,029**

The investments in marketable securities as of December 31, 2023 had an adjusted cost basis of $12.8 million and a market value of $12.0 million. The balances consisted of the following securities (in thousands):

	Adjusted Cost		Unrealized Gain/(Loss)		Fair Value	
Corporate Bonds	$	6,333	$	(425)	$	5,908
U.S. Treasury		646		(37)		609
U.S. Agency and Government Sponsored Securities		2,000		(148)		1,852
U.S. States and Municipalities		3,859		(278)		3,581
Total	**$**	**12,838**	**$**	**(888)**	**$**	**11,950**

The Company holds 5 AFS securities, all of which were in an unrealized loss position and have been in an unrealized loss position for a period greater than 12 months as of December 31, 2024. The AFS securities held by the Company as of December 31, 2023 had also been in an unrealized loss position for a period greater than 12 months. The Company reported the net unrealized losses in accumulated other comprehensive income (loss), a component of stockholders' equity. As of December 31, 2024 and December 31, 2023, an allowance for credit loss was not recognized as the issuers of the securities had not established a cause for default, various rating agencies had reaffirmed each security's investment grade status and the Company did not have the intent, nor is it required to sell its securities prior to recovery.

Realized losses of $0.6 million and $4.5 million were recognized in earnings during the years ended December 31, 2024 and 2023, respectively, primarily due to selling securities prior to maturity to prevent further market condition losses on the securities.

The contractual maturities of the Company's marketable investments as of December 31, 2024 were as follows (in thousands):

	Fair Value	
Due within 1 year	$	–
Due after 1 year through 5 years		2,029
Total	**$**	**2,029**

The Company may sell certain of its marketable debt securities prior to their stated maturities for reasons including, but not limited to, managing liquidity, credit risk, duration and asset allocation.

Note 6: Property and Equipment, net

The Company has property and equipment as follows (in thousands):

	As of December 31,			
	2024		**2023**	
Furniture and Equipment	$	178	$	117
Computer Equipment		978		219
Leasehold Improvements		2,597		2,200
Software		358		192
Property and Equipment, Gross		4,111		2,728
Less Accumulated Depreciation		(1,805)		(724)
Foreign Currency Translation Adjustment		(253)		(127)
Property and Equipment, net	$	**2,053**	$	**1,877**

During the years ended December 31, 2024 and December 31, 2023, the Company recorded depreciation expense of $0.3 million and $0.4 million, respectively.

The Company terminated its New Jersey office lease effective August 1, 2023. The property and equipment that would no longer be utilized was written down to zero, resulting in a $0.1 million loss, recorded as Loss on Lease Termination within Other Income (Expense), net on the consolidated statement of operations in the year ended December 31, 2023.

The Company did not incur any impairment charges or write-downs during the year ended December 31, 2024. In the year ended December 31, 2023, a reassessment of the Company's long-lived assets was performed due to changes in its estimated undiscounted future cash flows and the Company recognized an impairment loss of $0.1 million.

Note 7: Leased Right-of-Use Assets, net

Leased right-of-use assets consisted of the following (in thousands):

	As of December 31,			
	2024		**2023**	
Operating Lease				
Office Lease Assets	$	9,437	$	9,437
Accumulated Amortization		(2,740)		(1,935)
Finance Lease				
Equipment Lease Assets		4,214		5,360
Accumulated Amortization		(3,643)		(3,302)
Right-of-Use Assets, Gross		7,268		9,560
Foreign Currency Translation Adjustment		(1,143)		(617)
Leased Right-of-Use Assets, net	$	**6,125**	$	**8,943**

Refer to Note 19 for details on the Company's lease commitments.

As of December 31, 2024, the weighted-average lease term for the Company's operating leases was 73 months and the weighted-average discount rate was 11.1%. As of December 31, 2023, the weighted-average lease term for operating leases was 83 months and the weighted-average discount rate was 11.1%.

Operating lease costs during the years ended December 31, 2024 and December 31, 2024 were $1.6 million and $1.6 million, respectively, recorded within General and Administrative Expenses on the Company's consolidated statements of operations.

On August 2, 2023, Beacon Media, signed a Termination of Lease Agreement (the "Lease Termination"), effective August 1, 2023 (the "Effective Date"), related to the office space in Lyndhurst, NJ. The Lease Termination requires Beacon Media to pay an aggregate of $0.1 million in consideration for terminating the lease. The Company wrote off the ROU asset, lease liability, prepaid deposit and fixed assets on the Effective Date. Including fees, the Company recorded a total loss on lease termination of $0.3 million within Other Income (Expense), net on the Company's consolidated statement of operations during the year ended December 31, 2023.

Effective November 1, 2023, the Company's Vancouver office lease was modified and the landlord abated rent payments for November 1, 2023 and December 1, 2023 (CAD 0.2 million) and deferred January–April 2024 rent (CAD 0.4 million), to be repaid in 8 equal installments of CAD 0.1 million starting May 1, 2024. Additionally, the landlord may terminate the lease with at least twelve months' notice. The Company accounted for the changes as a lease modification under ASC 842, remeasuring the lease liability using an 11.7% discount rate. As of November 1, 2023, the remeasured lease liability was $5.4 million (CAD 7.1 million), with a $0.2 million (CAD 0.3 million) reduction to the right-of-use asset.

During the year ended December 31, 2024 the Company recorded finance lease costs of $1.7 million comprised of ROU amortization of $1.6 million and $0.1 million of interest accretion. During the year ended December 31, 2023 the Company recorded finance lease costs of $2.1 million comprised of ROU amortization of $1.9 million and $0.2 million of interest accretion. ROU amortization is recorded within General and Administrative Expenses and accretion of interest expense is recorded within Other Income (Expense), net on the Company's consolidated statements of operations.

Note 8: Film and Television Costs, net

The following table highlights the activity in Film and Television Costs as of December 31, 2024 and December 31, 2023 (in thousands):

Film and Television Costs, net as of December 31, 2022	$	7,780
Additions to Film and Television Costs		1,078
Disposals		(41)
Film Amortization Expense and Impairment Losses		(7,536)
Foreign Currency Translation Adjustment		14
Film and Television Costs, net as of December 31, 2023		1,295
Additions to Film and Television Costs		1,653
Disposals		(75)
Film Amortization Expense		(231)
Foreign Currency Translation Adjustment		(21)
Film and Television Costs, net as of December 31, 2024	$	**2,621**

During the year ended December 31, 2024, the Company recorded amortization expense of $0.2 million, During the year ended December 31, 2023, the Company recorded amortization expense of $0.6 million.

The Company did not incur any film and television impairment write-downs during the year ended December 31, 2024. For the year ended December 31, 2023, the Company recorded film and television impairment write-downs of $6.9 million.

Note 9: Intangible Assets, net and Goodwill

Intangible Assets, net

      The Company had the following intangible assets (in thousands) with their weighted average remaining amortization period (in years):

Intangible Assets, net

	Weighted Average Remaining Amortization Period	As of December 31,	
		2024	2023
Customer Relationships	5.5	$ 17,325	$ 17,325
Digital Networks	13.3	803	803
Trade Names	66.4	9,970	9,970
Intangible Assets, gross		28,098	28,098
Less Accumulated Amortization		(5,822)	(3,794)
Foreign Currency Translation Adjustment		(2,555)	(1,311)
Intangible Assets, net		**$ 19,722**	**$ 22,993**

      During the years ended December 31, 2024 and 2023, the Company recorded intangible asset amortization expense of $2.0 million and $2.1 million, respectively.

      During the year ended December 31, 2023, as a result of the Company's annual impairment testing, the Company recorded an impairment charge of $4.4 million related to Beacon's Non-Compete Agreements and Customer Relationships.

      Expected future amortization of intangible assets subject to amortization as of December 31, 2024 is as follows (in thousands):

Fiscal Year:	
2025	$ 1,950
2026	1,950
2027	1,950
2028	1,950
Thereafter	6,652
Total	**$ 14,452**

      As of December 31, 2024, $5.3 million of the Company's intangible assets related to the acquired trade names from the Wow acquisition had indefinite lives and are not subject to amortization.

Goodwill

      During the year ended December 31, 2023, the Company conducted its annual goodwill impairment assessment in accordance with applicable accounting standards. Based on this evaluation, it was determined that the carrying amount of goodwill exceeded its recoverable amount due to changes in market conditions and business performance. As a result, the Company has recognized a full impairment charge of $33.5 million, reducing the goodwill balance to $nil.

Note 10: Deferred Revenue

      As of December 31, 2024 and December 31, 2023, the Company had aggregate short term and long term deferred revenue of $9.4 million and $6.6 million, respectively. The increase in deferred revenue is primarily related to productions on various shows nearing completion of the project as of December 31, 2024, compared to the progress as of December 31, 2023. Wow's deferred revenue balance relates to cash received from customers for productions in progress. Revenue is fully recognized upon production completion. Deferred revenue also includes both (i) variable fee contracts with licensees and customers in which the Company collected advances and minimum guarantees against future royalties and (ii) fixed fee contracts. The Company recognizes revenue related to these contracts when all revenue recognition criteria have been met.

Note 11: Margin Loan

As of December 31, 2024 and December 31, 2023, the Company's margin loan balance was $0.9 million and $0.8 million, respectively. During the year ended December 31, 2024, the Company borrowed an additional $11.0 million from its investment margin account and repaid $10.9 million primarily with cash received from sales and maturities of marketable securities. The borrowed amounts were primarily used for operational costs. The interest rates for the borrowings fluctuate based on the Fed Funds Upper Target plus 0.60%. The weighted average interest rates were 0.46% and 0.98%, respectively, on average margin loan balances of $1.0 million and $27.4 million as of December 31, 2024 and December 31, 2023

During the years ended December 31, 2024 and December 31, 2023, the Company incurred interest expense on the margin loan of $0.1 million and $1.5 million, respectively. The investment margin account borrowings do not mature but are collateralized by the marketable securities held by the same custodian and the custodian can issue a margin call at any time, effecting a payable on demand loan. Due to the call option, the margin loan is recorded as a current liability on the Company's consolidated balance sheets.

Note 12: Bank Indebtedness and Production Facilities

The Company has certain credit facilities that are comprised of the following:

Revolving Demand Facility

In the first quarter of 2024, the Company amended the revolving demand facility to allow for draws of up to $0.7 million (CAD 1.0 million) to be made by way of CAD prime rate loans, CAD overdrafts, USD base rate loans or letters of credit up to a maximum of $200,000 in either CAD or USD and having a term of up to 1 year. The CAD prime borrowings and overdrafts bear interest at a rate equal to bank prime plus 2.00% per annum. The USD base rate borrowings bear interest at a rate equal to bank base rate plus 2.00% per annum. As of December 31, 2023, the revolving demand facility allowed for draws of up to $5.6 million (CAD 8.0 million).

On December 19, 2024, the Company fully repaid its outstanding revolving demand facility balance and its revolving demand facility with the lender was terminated. The final payment to close out the revolving demand facility was $0.6 million (CAD 0.8 million).

As of December 31, 2023, the Company had an outstanding balance of $2.9 million (CAD 3.8 million) on the revolving demand facility by way of bank prime rate loan draws, included as Bank Indebtedness within current liabilities on the Company's consolidated balance sheets.

Equipment Lease Line

Under the equipment lease line, the Company could borrow up to $2.8 million (CAD 4.0 million) in total for equipment leases. Each transaction under the equipment lease line has specific financing terms in respect of the leased equipment such as term, finance amount, rate, and payment terms. In the first quarter of 2024, the equipment lease line was terminated, however, the Company continued to make the regular principal and interest payments under the specific financing terms of the existing equipment lease agreements. In the third quarter of 2024, the lender and the Company reached an agreement for the early repayment of certain equipment leases under the equipment lease line to be completed within the fourth quarter of 2024. On November 29, 2024, the Company made equipment lease line repayments of $0.6 million (CAD 0.8 million) in total to extinguish the remaining equipment lease line obligations.

As of December 31, 2023, the Company had an outstanding balance of $1.2 million (CAD 1.6 million) under the equipment lease line, included within current and noncurrent Finance Lease Liabilities on the Company's consolidated balance sheets.

Treasury Risk Management Facility

The treasury risk management facility allows for advances of up to $0.3 million (CAD 0.5 million) for foreign exchange forward contracts and interest rate swaps. During March 2024, an amendment was entered into that removed the treasury risk management facility. As of December 31, 2024 and December 31, 2023, there were no outstanding amounts drawn under the treasury risk management facility.

Production Facilities, net

The production facilities are used for financing specific productions. The Company's production facilities bear interest at rates ranging from bank prime plus 1.00% - 1.25% per annum. The production facilities are generally repayable on demand. Any borrowings under the production facilities are collateralized by a security interest in substantially all of the relevant production company's tangible and intangible assets, including a combination of federal and provincial tax credits, other government incentives, production service agreements and license agreements as well as those of certain of our subsidiaries and related entities acting as guarantors of the production facilities.

As of December 31, 2024 and December 31, 2023, the Company had an outstanding net balance of $9.2 million (CAD 13.3 million), including $0.8 million (CAD 1.2 million) of interest and $15.3 million (CAD 20.3 million), including $1.4 million (CAD 1.9 million) of interest, respectively, recorded as Production Facilities, net within current liabilities on the Company's consolidated balance sheets.

As of December 31, 2024 and December 31, 2023, Production Facilities, net includes unamortized debt issuance costs related to the issuance of production facilities of $0.1 million, which were included as a reduction to the carrying amount of production facilities.

Equipment Lease Facility

In the fourth quarter of 2022, the Company entered into an equipment lease agreement with a Canadian bank. This additional equipment lease facility allows the Company to finance equipment purchases of up to $1.0 million (CAD 1.4 million) in total. Each transaction under the equipment lease facility has specific financing terms in respect of the leased equipment such as term, finance amount, rate, and payment terms.

As of December 31, 2024, the Company has two leases remaining under this facility with finance rates of 7.52% and 8.20%, and remaining lease terms of 11 months and 20 months.

As of December 31, 2024 and December 31, 2023, the outstanding balances, net of repayments, of $0.3 million (CAD 0.4 million) and $0.6 million (CAD 0.8 million), respectively, were included within current and noncurrent Finance Lease Liabilities, net on the Company's consolidated balance sheets.

Loan Covenants, Violations and Waiver

The Company was subject to financial and customary affirmative and negative non-financial covenants on the revolving demand facility and equipment lease agreements. In the second and third quarter of 2024, the Company was not in compliance with financial covenant calculations. As a result of these financial covenant violations, the Company and the lender agreed to an early repayment of the equipment leases under the equipment lease line and the revolving demand facility in the fourth quarter of 2024. As of December 31, 2024, the Company is no longer subject to financial and customary affirmative and negative non-financial covenants on the revolving demand facility and equipment lease agreements that were repaid in full and terminated in the fourth quarter of 2024.

As of December 31, 2023, the Company was in technical violation of two financial covenants requiring a minimum fixed charge ratio and a maximum senior funded debt to EBITDA ratio as part of its loan covenants for the revolving demand facility, equipment lease line, and treasury risk management facility.

Note 13: Stockholders' Equity

Common Stock

On February 6, 2023, the Company's board of directors approved a 1-for-10 reverse stock split of the Company's outstanding shares of common stock. The reverse stock split was effected on February 10, 2023 at 5:00 p.m. Eastern time. At the effective time, every 10 issued and outstanding shares of the Company's common stock were converted into one share of common stock. Any fractional shares of common stock resulting from the reverse stock split were rounded up to the nearest whole post-split share and no stockholders received cash in lieu of fractional shares. The par value of each share of common stock remained unchanged. The reverse stock split proportionately reduced the number of shares of authorized common stock from 400,000,000 to 40,000,000 shares. The reverse stock split also applied to common stock issuable upon the exercise of the Company's then outstanding warrants and stock options. The reverse stock split did not affect the authorized preferred stock of 10,000,000 shares.

As of December 31, 2024 and December 31, 2023, the total number of authorized shares of common stock was 190,000,000.

As of December 31, 2024 and December 31, 2023, there were 46,209,081 and 35,247,744 shares of common stock outstanding, respectively.

During the year ended December 31, 2024, the Company issued 362,568 shares of common stock for services.

During the year ended December 31, 2024, the Company issued 166,033 shares of common stock in connection with vested restricted stock units (RSUs), net of shares withheld for tax obligations.

On April 23, 2024, pursuant to the terms of a securities purchase agreement, dated April 18, 2024 (the "SPA"), the Company closed a registered direct offering of the sale of 3,900,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), and pre-funded warrants to purchase up to 100,000 shares of Common Stock (the "Pre-funded Warrants") to an institutional investor (the "Investor"), at $1.00 per share of Common Stock and $0.99 per Pre-funded Warrant, for aggregate gross proceeds of approximately $4,000,000, prior to deducting placement agent fees and other offering expenses. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by us in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrants.

On December 18, 2024 the Company closed an offering resulting an aggregate gross proceeds of approximately $4,496,480 from one institutional investor and issued to such investor 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. We incurred a placement agent fee of approximately $389,754 and issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, we determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities due to settlement provisions requiring shareholder approval. The liability-classified warrants will be subsequently measured at fair value, with changes recognized in earnings. In accordance with applicable accounting standards, we allocated the total proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, we recorded a non-cash loss of $1.0 million. Executing the transaction was driven by several strategic considerations. The capital injection strengthened our liquidity position, supporting project development and ongoing operations. Additionally, while the warrants resulted in a non-cash accounting loss due to their fair value measurement, they did not impact our cash flows. Furthermore, our management believes, that the offering was beneficial from a market visibility perspective.

On December 26, 2024, the Company issued 2,057,736 shares of common stock to investor Armistice Capital Master Fund Ltd. upon the exercise of outstanding pre-funded warrants. The warrants were exercised at a price of $0.001 per share, which represented par value, resulting in total proceeds of $2,058. The issuance was completed in accordance with the terms of the warrant agreements, and the shares issued are fully paid and non-assessable.

Preferred Stock

The Company has 10,000,000 shares of preferred stock authorized with a par value of $0.001 per share including 9,943,999 shares of undesignated preferred stock, 6,000 shares designated as 0% Series A Convertible Preferred Stock and 50,000 shares as Series C Preferred Stock. The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the Company's stockholders, to issue from time-to-time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

In connection with the Company's acquisition of Wow, certain eligible Canadian stockholders, noteholders and optionholders of Wow elected to receive the Exchangeable Shares in the capital of the Wow Exchange Co. Inc. ("ExchangeCo") instead of shares of the Company's common stock to which they were otherwise entitled.

The shares of ExchangeCo were exchangeable into shares of the Company's common stock in accordance with their terms. Holders of the ExchangeCo shares were entitled to defined voting rights (the "Voting Rights") in the Company pursuant to a voting and exchange trust agreement (the "Voting Agreement") dated April 6, 2022 among the Company, ExchangeCo, 1329258 B.C. Ltd. ("CallCo") and Computershare Trust Company of Canada (the "Voting Trustee"). The Voting Trustee holds a single share of Series B Preferred Stock in the capital of the Company (the "Special Voting Share"), which granted the Voting Trustee that number of votes at the meetings of the Company's stockholders as is equal to the number of shares of the Company's common stock that at such time have not been delivered pursuant to the tender of ExchangeCo shares. The Voting Trustee was required to exercise each vote attached to the Special Voting Share only as directed by the relevant holder of the underlying Company shares of common stock and, in the absence of any instructions, would not exercise voting rights with respect to the applicable shares. On August 16, 2024, CallCo acquired the balance of the remaining exchangeable shares of ExchangeCo in consideration for shares in the Company's common stock. Accordingly, the shares of ExchangeCo are no longer held by the public and therefore, (i) the Voting Agreement automatically terminated, and (ii) there are no longer Voting Rights in respect of the shares of ExchangeCo or the Special Voting Share.

As of December 31, 2024 and December 31, 2023, there were 0 shares of Series A Convertible Preferred Stock outstanding. As of December 31, 2024 and December 31, 2023, there was 0 and 1 share of Series B Preferred Stock outstanding, respectively. As of December 31, 2024 and December 31, 2023, there were 0 shares of Series C Preferred Stock outstanding.

Treasury Stock

During the years ended December 31, 2024 and December 31, 2023, 524 and 32,840 shares of common stock with a cost of $504 and $48,845, respectively, were withheld to cover taxes owed by certain employees, all of which were included as treasury stock outstanding and recorded at cost within Treasury Stock on the consolidated balance sheets.

Note 14: Stock Options

On August 27, 2020, the Company's stockholders approved the adoption of the Kartoon Studios, Inc. 2020 Equity Incentive Plan (as amended, the "2020 Plan"). The 2020 Plan replaced the previously adopted 2015 Incentive Plan (the "2015 Plan"). The maximum number of shares available for issuance was initially equal to the sum of (i) 3,000,000 shares of common stock and (ii) the number of shares of common stock remaining available for issuance under the 2015 Plan, which was then equal to 216,767 shares. On May 23, 2023, the Company's stockholders approved the adoption of an Amended and Restated 2020 Equity Incentive Plan, which provided for the maximum number of shares of common stock available for issuance under the 2020 Plan to be increased by 5,000,000 shares. The remaining 12,000 outstanding stock options granted under the 2015 Plan, as of December 31, 2024, remain to be governed under such plan.

During the years ended December 31, 2024 and December 31, 2023, the Company granted options to purchase 35,000 and 25,000 shares of common stock with weighted-average grant-date fair market values of $24,210 and $9,007, respectively.

The fair value of the options granted during the years ended December 31, 2024 and December 31, 2023 were calculated using the BSM option pricing model based on the following assumptions:

| | Year Ended December 31, | |
	2024	2023
Exercise Price	$ 0.95	$ 1.43
Dividend Yield	–%	–%
Volatility	92.13%	98.78%
Risk-free interest rate	4.26%	3.90%
Expected life of options	5.0 years	5.0 years

The following table summarizes the stock option activity during the years ended December 31, 2024 and 2023:

	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	
Outstanding at December 31, 2022	**1,351,421**	**6.49**	**$**	**15.09**
Granted	25,000	4.96		1.43
Exercised	–	–		–
Forfeited/Cancelled	(175,497)	–		–
Expired	(17,016)	–		–
Outstanding at December 31, 2023	**1,183,908**	**5.56**	**$**	**14.96**
Granted	35,000	4.47	$	0.95
Exercised	–	–		–
Forfeited/Cancelled	(260,968)	–		–
Expired	(5,800)	–		–
Outstanding at December 31, 2024	**952,140**	**4.79**	**$**	**12.72**
Unvested at December 31, 2024	94,166	4.11	$	4.48
Vested and exercisable December 31, 2024	857,974	4.87	$	13.62

During the years ended December 31, 2024 and December 31, 2023, the Company recognized $0.2 million and $1.2 million, respectively, in share-based compensation expense related to stock options included in General and Administrative Expense on the Company's consolidated statements of operations. The unrecognized share-based compensation expense as of December 31, 2024 was $0.02 million which will be recognized through the 2025 assuming the underlying grants are not cancelled or forfeited. The outstanding shares as of December 31, 2024 had an aggregated intrinsic value of zero.

During the year ended December 31, 2023, upon termination of certain employees, the Company accelerated the vesting of any unvested options held by the employees pursuant to their employment agreements. This resulted in 98,850 options becoming immediately vested on the separation date and $0.2 million in expense recognized by the Company.

Note 15: Restricted Stock Units

RSUs are granted under the Company's 2020 Plan. During the year ended December 31, 2024, the Company granted 372,745 fully vested RSUs to the Company's board members and consultants, with a fair value of $0.4 million. There was no RSUs to granted to employees during the year ended December 31, 2024.

An aggregate of 166,033 shares of common stock were issued during the year ended December 31, 2024 as a result of vested RSUs held by employees.

The following table summarizes the Company's RSU activity during the years ended December 31, 2024 and 2023:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value per Share	
Unvested at December 31, 2022	**1,151,944**	**$**	**13.72**
Granted	188,937	$	1.69
Vested	(358,256)	$	8.18
Forfeited/Cancelled	–	$	–
Unvested at December 31, 2023	**982,625**	**$**	**13.42**
Granted	372,745	$	1.00
Vested	(484,953)	$	3.68
Forfeited/Cancelled	–	$	–
Unvested at December 31, 2024	**870,417**	**$**	**13.53**

During the years ended December 31, 2024 and December 31, 2023, the Company recognized $0.5 million and $1.5 million, respectively, in share-based compensation expense related to RSU awards included in General and Administrative Expense on the Company's consolidated statements of operations. The unvested share-based compensation as of December 31, 2024 was $0.02 million which will be recognized through the second quarter of 2025 assuming the underlying grants are not cancelled or forfeited. The total fair value of shares vested during the year ended December 31, 2024 was $1.8 million.

Note 16: Warrants

The following table summarizes the activity in the Company's outstanding warrants during the years ended December 31, 2024 and December 31, 2023:

	Warrants Outstanding Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share	
Balance at December 31, 2022	**4,433,593**	**3.37**	**$**	**22.50**
Granted	4,784,909	–	$	2.50
Exercised	(2,311,550)	–	$	23.70
Expired	(4,000)	–	$	–
Forfeitures	(50,000)	–	$	–
Balance at December 31, 2023	**6,852,952**	**4.16**	**$**	**8.19**
Granted	21,067,103	0.39	$	0.48
Exercised	(2,057,736)	–	$	0.001
Expired	(27,567)	–	$	–
Forfeitures	–	–	$	–
Balance at December 31, 2024	**25,834,752**	**1.16**	**$**	**2.18**
Exercisable December 31, 2024	25,834,752	1.16	$	2.18

Registered Direct Offering (April 2024)

On April 23, 2024 the Company issued pre-funded warrants to purchase up to 100,000 shares of Common Stock to an institutional investor at $0.99 per Pre-funded Warrant. Additionally, in connection with the April 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by the Company in June 2023, was reduced from $2.50 per share to $1.00 per share pursuant to anti-dilution provisions contained in such warrants. The reduction in exercise price reduced the Weighted-Average Exercise Price per Share from $8.19 before the reprice to $7.14 after the reprice. Since the Warrants are classified as equity, they are not remeasured after initial recognition, in accordance with ASC 815, as outlined in the "Warrants Exchange" section below.

December 2024 Offering

On December 18, 2024, we closed an offering (the "December 2024 Offering") for aggregate gross proceeds of approximately $4,496,480 from one institutional investor and issued to such investor 4,375,000 shares of common stock, pre-funded common stock purchase warrants to purchase up to 3,519,736 shares of common stock, Series A common stock purchase warrants to purchase up to 7,894,736 shares of common stock, and Series B common stock purchase warrants to purchase up to 7,894,736 shares of common stock. Each share of common stock and each pre-funded warrant was issued together with one Series A warrant and one Series B warrant as part of an integrated offering. The purchase price per share of common stock, together with accompanying Series A and Series B warrants, was $0.57, while the purchase price per pre-funded warrant was $0.569. We incurred a placement agent fee of approximately $389,754 and issued warrants to purchase 1,657,895 shares of common stock to the placement agent with an exercise price of $0.71 per share. Following an analysis under applicable accounting guidance, we determined that the pre-funded warrants and placement agent warrants met the criteria for equity classification, while the Series A and Series B warrants required classification as liabilities due to settlement provisions requiring shareholder approval. The liability-classified warrants will be subsequently measured at fair value, with changes recognized in earnings. In accordance with applicable accounting standards, we allocated the total proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, we recorded a non-cash loss of $1.0 million. Executing the transaction was driven by several strategic considerations. The capital injection strengthened our liquidity position, supporting project development and ongoing operations. Additionally, while the warrants resulted in a non-cash accounting loss due to their fair value measurement, they did not impact our cash flows. Furthermore, our management believes, that the offering was beneficial from a market visibility perspective Additionally, in connection with the December 2024 Offering, the exercise price of certain warrants to purchase 4,784,909 shares of common stock, previously issued by us in June 2023, was reduced from $1.00 per share to $0.57 per shares pursuant to anti-dilution provisions contained in such warrants. The reduction in exercise price reduced the Weighted-Average Exercise Price per Share from $7.14 before the reprice to $6.85 after the reprice. Since the Warrants are classified as equity, they are not remeasured after initial recognition, in accordance with ASC 815, as outlined in the "Warrants Exchange" section below.

The fair value of the outstanding Series A derivative warrants at issuance date was determined by using the BSM option pricing model based on the following assumptions:

	December 18, 2024
Market Price	$ 0.59
Exercise Price	$ 0.57
Dividend Yield	–%
Volatility	83%
Risk-free Interest Rate	4.11%
Expected Life of Warrants	5.00

The fair value of the outstanding Series B derivative warrants at issuance date determined by using the BSM option pricing model based on the following assumptions:

	December 18, 2024
Market Price	$ 0.59
Exercise Price	$ 0.57
Dividend Yield	–%
Volatility	102%
Risk-free Interest Rate	4.11%
Expected Life of Warrants	1.5

The fair value of the outstanding Series A derivative warrants was determined by using the BSM option pricing model based on the following assumptions as of December 31, 2024:

	December 31, 2024
Market Price	$ 0.59
Exercise Price	$ 0.57
Dividend Yield	–%
Volatility	102%
Risk-free Interest Rate	3.98%
Expected Life of Warrants	5.00

The fair value of the outstanding Series B derivative warrants was determined by using the BSM option pricing model based on the following assumptions as of December 31, 2024:

	December 31, 2024
Market Price	$ 0.59
Exercise Price	$ 0.57
Dividend Yield	–%
Volatility	83%
Risk-free Interest Rate	3.98%
Expected Life of Warrants	1.50

On December 26, 2024, 2,057,736 of the pre-funded warrants were exercised at a price of $0.001 per share, which represented par value, resulting in total proceeds of $2,058. The issuance was completed in accordance with the terms of the warrant agreements, and the shares issued are fully paid and non-assessable.

As of December 31, 2024, 89,286 derivative warrants classified as a liability as issued with convertible notes in 2020 to purchase shares of the Company's common stock remained outstanding and are revalued each reporting period. As of December 31, 2024, the warrants were revalued at approximately nil, resulting in a decrease of $0.1 million in liability as compared to December 31, 2023. The change in value was recorded as a Gain on Revaluation of Warrants within Other Income (Expense), net on the consolidated statements of operations and within the Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities on the consolidated statements of cash flows.

The fair value of the outstanding derivative warrants was determined by using the BSM option pricing model based on the following assumptions as of December 31, 2024:

	December 31, 2024
Market Price	$ 0.59
Exercise Price	$ 2.10
Dividend Yield	–%
Volatility	66%
Risk-free Interest Rate	4.16%
Expected Life of Warrants	0.2 years

Warrant Exchange

On June 26, 2023, the Company entered into warrant exercise inducement offer letters (the "Letter Agreements") with certain holders of the warrants issued by the Company in January 2021 that had an exercise price of $23.70 per share and were exercisable for an aggregate of 2,311,550 shares of the Company's common stock (the "2021 Warrants"). Pursuant to the Letter Agreements, the exercising holders and the Company agreed that, subject to any applicable beneficial ownership limitations, the holders would exercise all of their 2021 Warrants for shares of the Company's common stock at a reduced exercise price of $2.50 per share of common stock in exchange for the issuance of new unregistered warrants (the "Exchange Warrants") to purchase up to an aggregate of 4,623,100 shares of common stock, equal to 200% of the number of common stock underlying the 2021 Warrants. The Exchange Warrants had an exercise price of $2.50 per share and a term of exercise of five years from November 1, 2023.

The Company received approximately $5.8 million in gross proceeds recorded as an increase to Additional Paid-in Capital. The Special Equities Group, a division of Dawson James Securities, Inc. ("SEG"), acted as warrant solicitation agent and received a cash fee of $0.4 million, equal to 7.0% of the total gross proceeds, and warrants with a value of $0.4 million on the issuance date to purchase up to 161,809 of the Company's common stock at $2.50 per share (the "SEG Warrants"). In addition, through issuance of the Company's common stock, the Company paid lawyer fees of $0.1 million for costs directly attributable to the warrant re-pricing and exchange. The total issuance costs of $0.5 million were netted against the proceeds received and recorded as a reduction to Additional Paid-in Capital on the Company's consolidated balance sheet.

As the 2021 Warrants were repriced prior to exercising, the Company utilized ASC 815 to account for the modification. The Company calculated the fair value of the 2021 Warrants exercised immediately before the repricing using the BSM option pricing model. The calculation used the original exercise price of $23.70 per share and the BSM assumptions as of June 26, 2023 to calculate the fair value immediately before the repricing and calculated the fair value of the 2021 Warrants exercised utilizing the modified exercise price of $2.50 per share and the same BSM assumptions as of June 26, 2023. The resulting increase in fair value of $3.5 million, was considered a deemed dividend and reflected within Additional Paid-in Capital on the consolidated balance sheet as of December 31, 2023. The fair value of the aggregate total of 4,784,909 Exchange Warrants and the SEG Warrants (collectively, the "Warrants") on the issuance date of June 26, 2023 was determined to be $13.1 million, or $2.74 per share, as calculated using the BSM option pricing model. The fair value of the Exchange Warrants of $12.7 million was recorded as a Warrant Expense within Other Income (Expense), net on the consolidated statement of operations in the year ended December 31, 2023. The fair value of the SEG Warrants of $0.4 million was recorded as a reduction to Additional Paid-in Capital on the consolidated balance sheet as of December 31, 2023.

The Company held a special meeting of stockholders on November 1, 2023, at which, among other things, the stockholders approved an increase in the number of authorized shares of common stock. Consequently, the Company had a sufficient number of authorized and unissued shares required to settle all outstanding equity instruments, including the Warrants. Per ASC 815, as a result of events during the period, the classification of an instrument shall be reclassified as of the date of the event that caused the reclassification by revaluing the instrument immediately prior to reclassification and any gains or losses should be recognized. The fair value of the Warrants was determined to be $3.0 million, using the BSM option pricing model based on the following assumptions on October 31, 2023:

	October 31, 2023
Market Price	$ 0.99
Exercise Price	$ 2.50
Dividend Yield	–%
Volatility	98%
Risk-free interest rate	4.82%
Expected Life of Warrants	5.0 years

The decrease in value of $1.4 million was recorded as a Gain on Revaluation of Warrant within Other Income (Expense), net on the consolidated statement of operations and a decrease in liability in the year ended December 31, 2023. The remaining liability of $3.0 million was then reclassified from Warrant Liability to Additional Paid-in-Capital within stockholders' equity on the consolidated balance sheet.

Note 17: Supplemental Financial Statement Information

Other Income (Expense), net

Components of Other Income (Expense), net, are summarized as follows (in thousands):

	Year Ended December 31,	
	2024	2023
Interest Expense (a)	$ (779)	$ (3,126)
Warrant Expense (b)	–	(12,664)
Gain on Revaluation of Warrants (c)	63	10,373
Gain (Loss) on Revaluation of Equity Investment in YFE (d)	(1,627)	2,314
Loss on transaction (e)	(985)	–
Realized Loss on Marketable Securities Investments (f)	(611)	(4,496)
Gain (Loss) on Foreign Exchange (g)	(2,138)	641
Interest Income (h)	168	622
Loss on Early Lease Termination (i)	–	(258)
Finance Lease Interest Expense (j)	(87)	(189)
Other (k)	2,008	978
Other Income (Expense), net	$ (3,209)	$ (2,679)

(a) Interest Expense during the year ended December 31, 2024 primarily consisted of $0.1 million of interest incurred on the margin loan and $0.7 million of interest incurred on production facilities and bank indebtedness. Interest Expense during the year ended December 31, 2023 primarily consisted of $1.5 million of interest incurred on the margin loan and $1.5 million of interest incurred on production facilities and bank indebtedness.

(b) During the year ended December 31, 2023 we recorded a warrants expense of $12.7 million related to the fair value of Exchange Warrants that were issued during the year ended December 31, 2023 to certain existing warrant holders in exchange for previously issued outstanding warrants.

(c) The Gain on Revaluation of Warrants recorded during the year ended December 31, 2024 is related to the remeasurement of 89,286 outstanding liability warrants expiring in March 2025 The Gain on Revaluation of Warrants during the year ended December 31, 2023 is primarily related to the changes in fair value of the Exchange Warrants of $10.4 million recorded prior to the warrants being reclassified to stockholder's equity. The decrease in fair value was due to decreases in market price.

(d) As accounted for using the fair value option, the Loss on Revaluation of Equity Investment in YFE of $1.6 million recorded in the year ended December 31, 2024, is a result of the decreases in YFE's stock price as of the current reporting period when compared to the prior reporting period. This excludes the impact of foreign currency recorded separately.

(e) The Company allocated the total December 2024 offering transaction proceeds among the instruments issued, recognizing the warrants as a liability at their full fair value. As a result of this allocation, the Company recorded a non-cash loss of $1.0 million

(f) The Realized Loss on Marketable Securities Investments of $0.6 million recorded in the year ended December 31, 2024, reflects the loss that will not be recovered from the investments due to selling securities and issuers' prepayments of principals on certain mortgage-backed securities.

(g) The Loss on Foreign Exchange during the year ended December 31, 2024 primarily related to the revaluation of the YFE investment, resulting in a loss of $2.2 million due to the euro strengthening against the U.S. dollar as compared to year ended December 31, 2023 in which a gain of $0.5 million was recognized.

(h) Interest Income during the year ended December 31, 2024 primarily consisted of interest income of $0.1 million, net of premium amortization expense, recorded for the investments in marketable securities. Interest Income during the year ended December 31, 2023 primarily consisted of interest income of $0.4 million, net of premium amortization expense, recorded for the investments in marketable securities.

(i) The Loss on Early Lease Termination is due to early termination of the Lyndhurst, NJ office lease, effective August 1, 2023. The loss includes fees of $0.2 million and the write-down of assets and liabilities resulting in an additional $0.1 million loss.

(j) The Finance Lease Interest Expense represents the interest portion of the finance lease obligations for equipment purchased under an equipment lease line.

(k) During the year ended December 31, 2024, we recorded $1.2 million in other income related to Employee Retention Tax Credit ("ERTC") Receivable, $0.6 million late fees contract interest income and $0.1 million domain sale income. During the year ended December 31, 2023, we wrote-off a liability in the amount of $0.9 million that had legally expired during the fourth quarter of 2023 under the statute of limitations on debt collection, resulting in an increase in other income.

Note 18: Income Taxes

For financial reporting purposes, Loss Before Income Tax Benefit (Expense) includes the following components (in thousands):

| | Year Ended December 31, | |
	2024	2023
United States	$ (14,812)	$ (45,517)
Foreign	(6,172)	(32,658)
Loss Before Income Tax Benefit (Expense)	$ (20,984)	$ (78,175)

The significant components of Income Tax Benefit (Expense) are as follows (in thousands):

| | Year Ended December 31, | |
	2024	2023
Current:		
Federal	$ –	$ –
State	(12)	–
Foreign	62	–
	50	–
Deferred:		
Federal	(7)	152
State	–	116
Foreign	–	705
	(7)	973
Income Tax Benefit (Expense)	$ 43	$ 973

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred Tax Liability, net consists of the following components (in thousands):

| | As of December 31, | |
	2024	2023
Deferred Tax Assets:		
Net Operating Loss Carryover	$ 52,747	$ 48,857
Lease Liability	1,811	2,632
Stock Compensation	765	1,884
Warrants	–	18
Marketable Securities	24	249
Other	3,300	2,519
Total Gross Deferred Tax Assets	58,647	56,159
Less: Valuation Allowance	(54,046)	(49,963)
Deferred Tax Assets, net	$ 4,601	$ 6,196
Deferred Tax Liabilities:		
Right-of-Use Assets	(1,663)	(2,427)
Intangible Assets	(4,239)	(5,168)
Total Gross Deferred Tax Liabilities	$ (5,902)	$ (7,595)
Deferred Tax Liability, net	$ (1,301)	$ (1,399)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal tax rate to pretax income from continuing operations due to the following (in thousands):

| | Year Ended December 31, | |
	2024	2023
Income Tax Benefit Computed at the Statutory Federal Rate	$ 4,406	$ 16,396
State Income Taxes, Net of Federal Tax Effect	716	1,630
Stock Compensation	(895)	(828)
Goodwill Impairment	–	(7,042)
Warrants	(207)	(583)
Other	(165)	(729)
Non-U.S. operations	368	858
Valuation Allowance	(4,180)	(8,729)
Income Tax Benefit (Expense)	$ 43	$ 973

At December 31, 2024, the Company had Federal, state, and foreign net operating loss carry forwards of approximately $135.4 million, $137.4 million, and $54.7 million, respectively, that may be offset against future taxable income and will begin to expire in 2027, if not utilized. No tax benefit has been reported in the December 31, 2024 financial statements since the potential tax benefit from net operating loss carryforward is offset by a valuation allowance of the same amount. At December 31, 2024, the Company had gross realized capital loss carryforwards of $6 million, which expire beginning in 2027 if not utilized. A full valuation allowance has been recorded against this amount.

For the years ending December 31, 2024 and 2023, the Company reflects a deferred tax liability in the amount of $1.3 million and $1.4 million respectively, due to the future tax liability from assets with indefinite lives known as a "naked credit." The future tax liability created by this indefinite lived asset can be offset by up to 80% of net operating loss carryforwards created after 2017. The remaining portion of the future tax liability from indefinite lived assets cannot be used to offset definite lived deferred tax assets.

The Company did not record foreign withholding taxes on undistributed earnings of its foreign subsidiaries based on its intention to permanently reinvest those earnings at December 31, 2024 or 2023.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the consolidated financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the statements of operation in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and in the states of California, Florida, Massachusetts, New Jersey, New York, as well as Canada. To the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses were generated and carried forward to make adjustments up to the amount of the net operating losses. The Company is currently subject to U.S. federal, state and local and foreign tax examinations by tax authorities. The Company is no longer subject to audits by U.S. federal, state, local or foreign authorities for years prior to 2020.

Kartoon Studios, Inc. and its wholly-owned U.S. subsidiaries are subject to U.S. income taxes and file a consolidated and separate tax returns in the U.S. The Beacon Communications Group, Ltd., Ameba Inc. and WOW Unlimited Media Inc. are subject to Canadian income taxes on a stand-alone basis and file separate tax returns in Canada.

Note 19: Commitments and Contingencies

The following is a schedule of future minimum cash contractual obligations as of December 31, 2024 (in thousands):

	2025	2026	2027	2028	2029	Thereafter	Total
Operating Leases	$ 1,575	$ 1,580	$ 1,351	$ 1,006	$ 1,043	$ 2,138	$ 8,693
Finance Leases	261	50	–	–	–	–	311
Employment Contracts	2,380	816	538	493	–	–	4,227
Consulting Contracts	4,547	1,350	–	–	–	–	5,897
Debt	10,120	–	–	–	–	–	10,120
	$ 18,883	$ 3,796	$ 1,889	$ 1,499	$ 1,043	$ 2,138	$ 29,248

Leases

On January 30, 2019, the Company entered into an operating lease for 5,838 square feet of general office space at 190 N. Canon Drive, Suite 400, Beverly Hills, CA 90210 pursuant to a 96-month lease that commenced on August 1, 2019. The Company pays rent of $0.4 million annually, subject to annual escalations of 3.5%.

On February 1, 2021, as part of the acquisition of Beacon Communications, the Company assumed an operating lease that was entered into on May 19, 2019 for 6,845 square feet of general office space located at 245 Fairview Mall Drive, Suites 202 and 301, Toronto, Ontario M2J 4T1 pursuant to an 84-month lease which commenced on October 1, 2019. The Company pays rent of $95,830 annually, subject to annual escalations of 5% to 7%.

On April 6, 2022, as part of the Wow acquisition, the Company assumed an operating lease for 45,119 square feet of general office space located at 2025 West Broadway, Suite 200, Vancouver, B.C., V6J 1Z6 which had a remaining lease term of 117 months and payments of $81,769 per month, subject to escalations of 7% each of the third and fifth years. In addition, the Company also assumed a parking lease for 80 parking spaces which had a remaining lease term of 117 months and payments of $6,091 per month.

The present value discount of the minimum operating lease payments above was $2.3 million which when deducted from the cash commitments for the leases included in the table above, equates to the operating lease liabilities of $6.4 million recorded as of December 31, 2024 on the Company's consolidated balance sheet.

Employment contracts

The Company has entered into employment agreements with certain key executives, which remain in effect for fixed terms. Under these agreements, the executives receive a base salary, subject to potential reviews at the discretion of the Board of Directors. Some of these agreements also include provisions for severance benefits in certain circumstances. As a result, the Company's commitments under these agreements represent future salary or severance payments obligations.

Other Funding Commitments

The Company enters into various agreements associated with its individual properties. Some of these agreements call for the potential future payment of royalties or "profit" participations for either (i) the use of third party intellectual property, in which the Company is obligated to share net profits with the underlying rights holders on a certain basis as defined in the respective agreements, or (ii) services rendered by animation studios, post-production studios, writers, directors, musicians or other creative talent for which the Company is obligated to share with these service providers a portion of the net profits of the properties on which they have rendered services, as defined in each respective agreement.

Litigation

The Company is not a party to any material legal proceedings and is not aware of any material pending or threatened claims except for those cases described in Part I Item 3 *Legal Proceedings* within this Annual Form 10-K. From time to time however, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Note 20: Related Party Transactions

Pursuant to his employment agreement dated December 7, 2020, Andy Heyward, the Company's CEO, is entitled to an executive producer fee of $12,500 per one-half hour episode for each episode he provides services as an executive producer. During the year ended December 31, 2024 Mr. Heyward did not earn any producer fees and during the year ended December 31, 2023, Mr. Heyward earned and was paid $0.3 million in executive producer fees. Mr. Heyward also earned his $55,000 quarterly bonus during each of the quarters in 2024 and 2023.

On August 25, 2022, Mr. Heyward's employment agreement was amended to include assignment of music royalties to Mr. Heyward for all musical compositions in which he provides services as a composer for or on behalf of the Company, in the event that the Company acquires up to 50% of the writer's share of the royalties for that musical composition. If the Company acquires more than 50% of the writer's share of the royalties on musical compositions Mr. Heyward provided services for, he has the option to purchase the additional royalties from the Company at the price the Company paid to acquire the additional royalties. During the years ended December 31, 2024 and December 31, 2023, Mr. Heyward has not earned royalties from musical compositions.

On February 27, 2023, Mr. Heyward's employment agreement was further amended to provide him a creative producer fee of $100,000 per quarter, prorated for the first quarter of 2023. During the year ended December 31, 2024, Mr. Heyward earned and was paid $400,000 in creative producer fees. During the year ended December 31, 2023, Mr. Heyward earned and was paid $325,556 in creative producer fees.

On July 21, 2020, the Company entered into a merchandising and licensing agreement with Andy Heyward Animation Art ("AHAA"), whose principal is Andy Heyward. The Company entered into a customary merchandise license agreement with AHAA for the use of characters and logos related to Warren Buffett's *Secret Millionaires Club* and *Stan Lee's Mighty 7* in connection with certain products to be sold by AHAA. The terms and conditions of such license are customary within the industry, and the Company earns an industry standard royalty on all sales made by AHAA utilizing the licensed content. During the years ended December 31, 2024 and December 31, 2023, Mr. Heyward has not earned royalties from this agreement.

On September 30, 2021, the Company entered into a Loan Agreement and Promissory Note with POW, its joint venture partner in SLU, in the amount of $1,250,000 included within Note and Accounts Receivable from Related Party as of December 31, 2022, which was fully repaid by POW in April 2023.

On July 19, 2022, the Company entered into a Shareholder Loan Agreement with YFE in the amount of EURO 1.3 million, accruing interest at the fixed annualized rate of 5%, with successive interest periods of three months due on the last day of each calendar quarter. The principal plus interest must be repaid by no later than June 30, 2026. As of December 31, 2024, $1.4 million is included within Notes and Accounts Receivable from Related Party on the Company's consolidated balance sheets.

During 2022, the Company entered into a sublease agreement with a related party to lease one office in the general office space at 190 N. Canon Drive, Suite 400, Beverly Hills, CA 90210. The monthly payment is $595 and recorded within Other Income (Expense), net in the Company's consolidated statements of operations. On September 25, 2024 the Company entered into an agreement with a related party to provide services valued at $595 per month, instead of a cash payment settlement.

During the quarter ended September 30, 2024, the Company entered into a one year consulting agreement with a related party for office space interior design services. The agreement is subject to an initial fee of $6,545 and a monthly fee of $595 that commenced on September 1, 2024. The interior design service fees are recorded within General and Administrative expenses in the Company's consolidated statements of operations.

Note 21: Segment Reporting

ASC Topic 280 *Segment Reporting* establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company's chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company's CODM uses revenue and net income (loss) to evaluate the profitability and performance of each operating segment. The CODM does not evaluate the operating segments using asset information and it is therefore not disclosed. Segment operating expenses include operating expenses directly attributable to the segment as well as certain shared corporate administration services and other costs which are allocated to the reportable segments, such as legal expenses, human resources expenses, accounting expenses, insurance expenses, and corporate facilities expenses. Segment operating expenses exclude certain non-recurring items and other costs, such as interest expense, interest income, share-based compensation expense and taxes. Our CODM evaluates the performance of each reportable segment based on segment operating income (loss) because it provides insight to operational leverage and other operational metrics for each segment.

The Company has identified two operating segments based on the nature of the products and services offered:

Content Production and Distribution segment includes the operations of Kartoon Studios, Inc, Mainframe Studios, and Frederator Studios. These entities are aggregated due to their similar economic characteristics, nature of products and services, production processes, customer types, and distribution methods. This segment is focused on the creation, production, and distribution of animated and live-action content, as well as licensing and royalty revenue from intellectual property.

Media Advisory and Advertising Services segment includes The Beacon Media Group and The Beacon Communications Group. These entities provide media advisory and advertising services and marketing services.

The CEO (CODM) primarily reviews revenue and net operating results, as allocated based on the nature of the business activity.

The following table presents the revenue and net income (loss) within the Company's two operating segments (in thousands):

	Year Ended December 31,			
	2024		2023	
Total Revenues:				
Content Production and Distribution	$	27,755	$	39,146
Media Advisory and Advertising Services		4,836		4,939
Total Revenues	**$**	**32,591**	**$**	**44,085**
Net Loss:				
Content Production and Distribution	$	(21,160)	$	(76,004)
Media Advisory and Advertising Services		421		(1,099)
Total Net Loss Attributable to Kartoon Studios, Inc	**$**	**(20,739)**	**$**	**(77,103)**

Geographic Information

The following table provides information about disaggregated revenue by geographic area (in thousands):

	Year Ended December 31,			
	2024		2023	
Total Revenues:				
United States	$	17,805	$	26,833
Canada		5,769		7,957
United Kingdom		8,637		8,650
Other		380		645
Total Revenues	**$**	**32,591**	**$**	**44,085**

Additional considerations include the use of segment-level budgets and forecasts created by Mainframe Studios, Frederator and Kartoon Studios at the entity level. The additional financial information prepared by the segment managers is discussed at length in meetings with the CODM. The Company determines that the revenue information reviewed by the CODM, combined with the financial information discussed with the segment managers is sufficiently detailed to allow the CODM to assess each component's performance and make resource allocation decisions. Kartoon Studios, Frederator and Mainframe Studios are separate entities although according to ASC 280-10-50-11 all criteria are met in order to present result in aggregation.

When evaluating the Company's performance and making key decisions regarding resource allocation, the CODM reviews several metrics included in net income or loss, which also include the following:

		December 31, 2024		
		Content Production and Distribution	Media Advisory and Advertising	Total
Revenue	$	27,755	$ 4,836	$ 32,591
Less Operating Expenses:				
Selling, Marketing and Direct Operating Costs		24,103	274	24,377
General and Administrative Expenses		16,351	4,868	21,219
Other Expenses		–	3	3
Segment results:	$	(12,699)	$ (309)	$ (13,008)
Reconciliation of net (loss) income:				
Depreciation Expense	$	3,120	$ 199	$ 3,319
Interest Expense		778	1	779
Stock Based Compensation		669	–	669
Tax provision		19	(62)	(43)
Other		4,077	(868)	3,209
Net Loss Attributable to Non-Controlling Interests		(202)	–	(202)
Net Income (Loss)	$	(21,160)	$ 421	$ (20,739)

		December 31, 2023		
		Content Production and Distribution	Media Advisory and Advertising	Total
Revenue	$	39,141	$ 4,944	$ 44,085
Less Operating Expenses:				
Selling, Marketing and Direct Operating Costs		42,845	206	43,051
General and Administrative Expenses		22,738	5,420	28,158
Other Expenses		–	–	–
Segment results:	$	(26,442)	$ (682)	$ (27,124)
Reconciliation of net (loss) income:				
Depreciation Expense	$	4,281	$ 214	$ 4,495
Interest Expense		3,117	9	3,126
Stock Based Compensation		2,671	–	2,671
Tax provision		(973)	–	(973)
Other		40,573	186	40,759
Net Loss Attributable to Non-Controlling Interests		(99)	–	(99)
Net Income (Loss)	$	(76,012)	$ (1,091)	$ (77,103)

All other segment items included in net income or loss are reported on the consolidated statements of operations and described within their respective disclosures.

Note 22: Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to March 31, 2025, the date that the financial statements were issued.

Subsequent to December 31, 2024, the Company acquired marketable securities for $1.8 million. Additionally, the Company sold marketable securities and received proceeds of $0.4 million.

As of March 31, 2025, the Company had margin loan balance of $0.4 million.

Subsequent to December 31, 2024, the fair value of the Company's investment in YFE experienced a decline due to a decrease in YFE's stock price. As of March 31, 2025, the share price of YFE was €1.81 compared to €2.30 as of December 31, 2024. The Company will continue to monitor the investment for any further developments and assess any potential accounting implications.

Subsequent to December 31, 2024, the Company received $0.2 million in cash related to outstanding ERTC receivable.

2024 Annual Report
Kartoon Studios, Inc.

Board of Directors

Andy Heyward
Chairman of the Board of Directors
and Chief Executive Officer

Joseph "Gray" Davis
Director
Of Counsel at Loeb & Loeb LLP

Henry Sicignano III
Director
President of Charlie's Holdings, Inc.

Margaret Loesch
Director

Lynne Segall
Director
Senior Vice President and Group Publisher of The
Hollywood Reporter and Billboard

Anthony Thomopoulos
Director
Chief Executive Officer of Thomopoulos Pictures

Dr. Cynthia Turner-Graham
Director
President of ForSoundMinds Enterprises

Executive Officers

Andy Heyward
Chairman of the Board of Directors
and Chief Executive Officer

Brian Parisi
Chief Financial Officer

Michael A. Jaffa
Chief Operating Officer, General Counsel and
Corporate Secretary

2024 ANNUAL REPORT



Shareholder Information:

Stock Listing: The common stock of Kartoon Studios is registered on the NYSE American under the ticker symbol TOON.

Transfer Agent: VStock Transfer, LLC   Website: www.vstocktransfer.com   Mailing Inquiries: VStock Transfer LLC

18 Lafayette Place

Woodmere, NY 11598

Telephone Inquiries: 212-828-8436

Media Contact:
pr@kartoonstudios.com

Investor Relations
ir@kartoonstudios.com

Recent financial data, press releases, reports filed with the U.S. Securities and Exchange Commission, corporate governance documents and historical information are available on the Kartoon Studios investor home page located at https://www.ir.kartoonstudios.com.